Universal

UNIVERSAL CORPORATION

ANNUAL MEETING OF SHAREHOLDERS

June 23, 2023

Dear Universal Shareholders,

At Universal, we offer our customers a unique value proposition and are a supplier of choice, providing high-quality, customized, traceable, value-added agri-products that are essential to meeting their needs in today's dynamic markets. Our commitment to sustainability, cultivating long-term relationships with our customers and suppliers, investing in our people, and maintaining our financial strength have helped us endure for over 100 years through multiple economic cycles and build a broader agri-products services platform.

We continue to be guided by these principles, and throughout fiscal year 2023, we demonstrated the strength of Universal's operations and the resilience of our business model in the face of ongoing industry and macro challenges. Looking ahead, we are well positioned to build on our track record of operational excellence as we advance our strategies to deliver value to our shareholders. I have a deep sense of appreciation for our incredible team at Universal and am humbled by and grateful for the support of our customers, farmers and other partners, and of course our shareholders.

Continuing as the Leading Global Leaf Tobacco Supplier. Strengthening and investing for growth in our leaf tobacco business remains a top priority. We continue to pursue opportunities to expand services we provide customers, drive further supply chain efficiencies and cost reductions, and expand our market share. In fiscal year 2023, we were able to successfully meet customer demand for leaf tobacco despite tight supply conditions, underscoring the depth of our operational expertise. In line with our commitment to responsibly source our products, we also continued to promote Good Agricultural Practices and a sustainable farmer base while protecting not only the farmers from whom we purchase tobacco, but also the facilities and the broader communities in which we operate. As we look to the future, we will build on our long-standing relationships with our customers and suppliers and ensure they continue to meet the needs of this ever-evolving market.

Enhancing our Plant-Based Ingredients Platform. Part of our capital allocation strategy since 2018 has been to invest in and develop our plant-based ingredients platform to support future growth and position us for long-term success. We continue to develop and enhance our plant-based ingredients platform, and we made considerable progress on our vision for the platform over the course of the past fiscal year. Our objective is to provide a total solution-based approach for our customers that utilizes our broad spectrum of capabilities in fruits, vegetables and botanical extracts and flavorings. We increased the scope of our platform by adding sales and product development resources in fiscal year 2023 as well as recently announcing our plan to expand our plant-based ingredients platform's manufacturing capabilities. We are excited about our progress and prospects for the future.

Furthering our Sustainability Goals for the Benefit of the Stakeholders We Serve. We have a responsibility to our stakeholders to set high standards of social and environmental performance and to support a sustainable supply chain. We remain committed to a wide array of sustainability initiatives and targets focused on environmental impact as well as agricultural labor practices. For the second consecutive year, we were recognized for our work in engaging our suppliers on climate change and named a Supplier Engagement Leader by CDP, a non-profit charity that directs a global disclosure system for investors, companies, cities, states and regions to manage their environmental impacts. To learn more about the important work we are doing around agricultural labor practices and environmental reporting, and our overall commitment to sustainability, please visit our website to read our most recent annual Sustainability Report, which we published in December 2022.

Delivering on our Disciplined Capital Allocation Strategy. As disciplined corporate stewards, we remain committed to sustainable shareholder value creation to better position our company for the future. We will continue to pursue opportunities for growth and enhancement in our tobacco and plant-based ingredients operations. For tobacco, we intend to strengthen and invest for growth in the segment, as we have for over a century. For plant-based ingredients, we are pleased with how our platform is developing and will continue to explore opportunities to enhance the capabilities of our platform. We have a strong track record of consistently returning value to Universal's shareholders, and we were excited to announce that our Board of Directors approved Universal's 53rd annual dividend increase in our 100-plus year history.

I encourage you to read the pages that follow to inform your voting decisions and ask for your voting support. On behalf of Universal Corporation, I thank you for your investment and trust in us as we continue to build on our proud history of more than 100 years.

Sincerely,



GEORGE C. FREEMAN, III
Chairman, President, and
Chief Executive Officer

Universal Corporation

P.O. Box 25099
Richmond, Virginia 23260

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of Universal Corporation will be held at our headquarters located at 9201 Forest Hill Avenue, Stony Point II Building, Richmond, Virginia 23235, on Tuesday, August 1, 2023, at 11:00 a.m., Eastern Time, for the following purposes:

(1) to elect as directors the five nominees to the Board of Directors named in the accompanying Proxy Statement, two to serve two-year terms and three to serve three-year terms;

(2) to approve a non-binding advisory resolution approving the compensation of our named executive officers;

(3) to provide a non-binding advisory vote on the frequency (every one, two or three years) of the non-binding shareholder vote to approve the compensation of our named executive officers;

(4) to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm for the fiscal year ending March 31, 2024;

(5) to approve the Universal Corporation 2023 Stock Incentive Plan; and

(6) to act upon such other matters as may properly come before the meeting or any adjournments or postponements thereof.

Admission Pre-Registration Requirement. If you plan to attend the Annual Meeting in person, you must pre-register in advance. This will allow us to arrange the meeting space and expedite the admission process when attendees arrive. To pre-register, please follow the instructions on page 3 in the accompanying Proxy Statement. Although guests are welcome if they pre-register, only holders of record of shares of our Common Stock at the close of business on June 6, 2023, shall be entitled to vote at the Annual Meeting.

Vote Your Shares. Please note that brokers may not vote your shares on (i) the election of directors, (ii) the advisory vote on executive compensation, (iii) the advisory vote on the frequency of the non-binding shareholder vote to approve the compensation of our named executive officers or (iv) the approval of the Universal Corporation 2023 Stock Incentive Plan in the absence of your specific instructions as to how to vote. Whether or not you expect to attend the Annual Meeting in person, it is important that your shares be represented and voted at the Annual Meeting. We urge you to vote online, by phone or complete, sign, date, and return the enclosed proxy card or voting instruction in the envelope provided. Beneficial owners of shares of our Common Stock held in street name through a bank or brokerage account should follow the enclosed instructions for voting their shares. We hope you are able to pre-register and attend the Annual Meeting, but even if you cannot attend please vote your shares as promptly as possible.

By Order of the Board of Directors,



PRESTON D. WIGNER
Secretary

June 23, 2023

PROXY STATEMENT

FOR THE ANNUAL MEETING OF SHAREHOLDERS

OF UNIVERSAL CORPORATION

TO BE HELD AUGUST 1, 2023

APPROXIMATE DATE OF MAILING - June 23, 2023

This Proxy Statement sets forth certain information with respect to the accompanying proxy to be used at the 2023 Annual Meeting of Shareholders of Universal Corporation, which we refer to as the Annual Meeting, or at any adjournments or postponements thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. The Board of Directors has designated our headquarters located at 9201 Forest Hill Avenue, Stony Point II Building, Richmond, Virginia 23235, as the place of the Annual Meeting. Although you are welcome to attend in person, we encourage you to vote your shares prior to the Annual Meeting. If you desire to attend the Annual Meeting, you must pre-register in advance as explained on page 3 of this Proxy Statement.

The Board of Directors solicits this proxy and urges you to vote immediately. Unless the context otherwise indicates, reference to "Universal," "we," "us," "our," or "the Company" means Universal Corporation.

Our Annual Report on Form 10-K for the fiscal year ended March 31, 2023, which we refer to as the fiscal year 2023 Annual Report, is being mailed concurrently with this Proxy Statement to our shareholders. Unless otherwise specifically stated, our fiscal year 2023 Annual Report is not incorporated into this Proxy Statement and shall not be considered a part of this Proxy Statement or soliciting materials.

QUESTIONS AND ANSWERS FOR ANNUAL MEETING

Q: Who is asking for my vote and why are you sending me this document?

A: The Board of Directors asks that you vote on the matters listed in the Notice of Annual Meeting of Shareholders, which are more fully described in this Proxy Statement. We are providing this Proxy Statement and related proxy card or voting instruction to our shareholders in connection with the solicitation by the Board of Directors of proxies to be voted at the Annual Meeting. A proxy, if duly executed and not revoked, will be voted and if it contains any specific instructions, it will be voted in accordance with those instructions.

Q: Who is eligible to vote?

A: You may vote only if you owned shares of Universal Corporation common stock, which we refer to as Common Stock, at the close of business on June 6, 2023, the record date established by the Board of Directors under Virginia law for determining shareholders entitled to notice of and to vote at the Annual Meeting. We had outstanding as of the record date 24,623,593 shares of Common Stock, each of which is entitled to one vote per share.

Q: What is a proxy?

A: A proxy is your legal designation of another person to vote the stock you own. If you designate someone as your proxy or proxy holder in a written document, that document also is called a proxy or a proxy card. Messrs. Johan C. Kroner and Preston D. Wigner have been designated as proxies or proxy holders for the Annual Meeting. Proxies properly executed and received by our Secretary prior to the Annual Meeting and not revoked will be voted in accordance with the terms thereof.

Q: What is a voting instruction?

A: A voting instruction is the instruction form you receive from your bank, broker, or other nominee if you hold your shares of Common Stock in street name, which we refer to as broker shares. The instruction form instructs you how to direct your bank, broker, or other nominee, as record holder, to vote your shares of Common Stock.

Q: What am I voting on at the Annual Meeting?

A: You will be voting on the following matters:

- The election of the five nominees to the Board of Directors set forth in this Proxy Statement, two to serve two-year terms and three to serve three-year terms;

- The approval of a non-binding advisory resolution approving the compensation of our named executive officers;

- A non-binding advisory vote as to the frequency (every one, two or three years) of the non-binding shareholder vote to approve the compensation of our named executive officers;

- The ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm for the fiscal year ending March 31, 2024;

- The approval of the Universal Corporation 2023 Stock Incentive Plan (the "2023 Stock Incentive Plan"); and

- Any other business properly raised at the Annual Meeting or any adjournments or postponements thereof.

We are not aware of any matters that are to come before the Annual Meeting other than those described in this Proxy Statement. If other matters do properly come before the Annual Meeting, however, it is the intention of the persons named in the enclosed proxy card to exercise the discretionary authority conferred by the proxy to vote such proxy in accordance with their best judgment.

Q: What constitutes a quorum and how many votes must be present to hold the Annual Meeting?

A: In order for the Annual Meeting to be conducted, a majority of the shares entitled to vote (i.e., a majority of the outstanding shares of Common Stock as of the record date) must be present in person or represented by proxy at the Annual Meeting for the transaction of business at the Annual Meeting. This is referred to as a quorum. Abstentions, withheld votes, and broker shares that are voted on any matter are included in determining the number of votes present. Broker shares that are voted on at least one matter will be counted for purposes of determining the existence of a quorum for the transaction of business at the Annual Meeting. Broker shares that are not voted on any matter will not be included in determining whether a quorum is present. In the event that a quorum is not present at the Annual Meeting, it is expected that the Annual Meeting will be adjourned or postponed to solicit additional proxies. It is very important, therefore, that you vote your shares.

Q: What vote is needed to elect directors?

A: The election of each nominee for director requires the affirmative vote of the holders of a plurality of the shares of Common Stock voted in the election of directors.

Q: What vote is needed to approve the non-binding advisory resolution approving the compensation of our named executive officers?

A: The approval of the non-binding advisory resolution approving the compensation of our named executive officers requires that the votes cast in favor of the proposal exceed the number of votes cast against the proposal. The Board of Directors and the Compensation Committee value the opinions of our shareholders. To the extent that there is any significant vote against executive compensation, the Board of Directors and the Compensation Committee will consider shareholder concerns and evaluate whether any actions are necessary to address those concerns.

Q: What vote is being requested to approve the non-binding advisory vote as to the frequency (every one, two or three years) of the non-binding shareholder vote to approve the compensation of our named executive officers?

A: Unlike other proposals in this Proxy Statement, shareholders are not voting to approve or disapprove the recommendation of the Board of Directors with respect to this proposal. The non-binding advisory vote as to the frequency (every one, two or three years) of the non-binding shareholder vote to approve the compensation of our named executive officers will require you to choose among a frequency of every one, two or three years or abstain from voting. Although the Board of Directors is recommending that you vote for a one-year frequency, the Board of Directors will take into account the outcome of the vote when considering the frequency of future advisory votes on executive compensation.

Q: What vote is needed to ratify the appointment of Ernst & Young LLP?

A: The ratification of the appointment of Ernst & Young LLP requires the number of votes cast in favor of the ratification exceed the number of votes cast in opposition to the ratification.

Q: What vote is needed to approve the 2023 Stock Incentive Plan?

A: The approval of the 2023 Stock Incentive Plan requires the number of votes cast in favor of the approval exceed the number of votes cast in opposition to the approval.

Q: What are the voting recommendations of the Board of Directors?

A: The Board of Directors recommends that shareholders vote **"FOR"** each of the proposed nominees for director named in this Proxy Statement; **"FOR"** the approval of the non-binding resolution approving named executive officer compensation; for a "**ONE-YEAR**" frequency for the non-binding shareholder vote to approve the compensation of our named executive officers; **"FOR"** the ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm for the fiscal year ending March 31, 2024; and **"FOR"** the approval of the 2023 Stock Incentive Plan.

Q: How do I vote?

A: Registered shareholders (shareholders who hold Common Stock in certificated form as opposed to through a bank, broker, or other nominee) who are eligible to vote may vote in person at the Annual Meeting or by proxy. Registered shareholders have the following ways to vote by proxy:

- *by mail* - complete, sign, date, and return the enclosed proxy card or voting instruction; or
- *over the Internet or by telephone* - follow the instructions provided on the enclosed proxy card.

Registered shareholders are urged to deliver proxies by using the Internet, by calling the toll-free telephone number, or by completing and mailing the enclosed proxy card. The Internet and telephone voting procedures are designed to authenticate shareholders' identities, to allow shareholders to give their proxies, and to confirm that such instructions have been recorded properly. Instructions for voting over the Internet or by telephone are set forth on the enclosed proxy card. Registered shareholders may also send their proxies by completing, signing, and dating the enclosed proxy card and returning it as promptly as possible in the enclosed postage-paid envelope.

Shareholders who hold broker shares, which we refer to as street name shareholders, who wish to vote at the Annual Meeting should be provided voting instruction from the institution that holds their shares. If this has not occurred, please contact the institution that holds your shares. Street name shareholders may also be eligible to vote their shares electronically by following the voting instruction provided by the bank, broker, or other nominee that holds the shares, using either the Internet address or the toll-free telephone number provided on the voting instruction, or otherwise complete, date, and sign the voting instruction and return it promptly in the enclosed postage-paid envelope.

The deadline for voting electronically over the Internet or by telephone is 11:59 p.m., Eastern Time, on July 31, 2023.

Q: Can I attend the Annual Meeting?

A: The Annual Meeting is open to all holders of our Common Stock as of the close of business on the record date, June 6, 2023, as well as guests who pre-register in advance in accordance with the instructions below. We will not permit cameras, recording devices, or other electronic devices at the Annual Meeting. We encourage you to vote your shares by proxy, but you may also vote your shares in person by pre-registering and attending the Annual Meeting.

All shareholders and guests must pre-register in advance to attend the Annual Meeting. You may pre-register by email or by certified mail, following the instructions immediately below:

PRE-REGISTER BY EMAIL: If you choose to pre-register by email, please contact the Company <u>no later than</u> July 25, 2023 by email at <u>2023annualmeeting@universalleaf.com</u>, providing your name, address, telephone number, identifying whether you are a shareholder or a guest, and if you are a shareholder providing the control number on your proxy card and attaching a copy of your proof of share ownership. Requests delivered by email after July 25, 2023, will not be considered. The Secretary of the Company will respond to all timely received pre-registration requests.

PRE-REGISTER BY CERTIFIED MAIL: If you choose to pre-register by certified mail, please mail a written request including your name, address, telephone number, identifying whether you are a shareholder or a guest, and if you are a shareholder, providing the control number on your proxy card and enclosing a copy of your proof of share ownership, to the Secretary of the Company (Universal Corporation, P.O. Box 25099, Richmond, Virginia 23260, Attention: Secretary). All mailed requests must be sent by certified mail, return receipt requested, and received by the Company <u>no later than</u> July 25, 2023. Requests received by the Secretary of the Company after July 25, 2023, will not be considered. The Secretary of the Company will respond to all timely received pre-registration requests.

Regardless of whether or not you attend the Annual Meeting, we strongly encourage you to vote your shares by proxy via Internet, telephone, or mail prior to the Annual Meeting.

Q: What do I need to do in order to attend the Annual Meeting in person?

A: If you plan to attend the Annual Meeting in person, you must pre-register in advance no later than July 25, 2023, by following the instructions on page 3 of this Proxy Statement (see above "Can I attend the Annual Meeting?"). The Company will maintain a list of verified, pre-registered shareholders and guests at the Annual Meeting. To gain admission to the Annual Meeting, you must present government-issued photo identification, such as a driver's license or passport, that matches the name on the pre-registration list.

Any shareholder as of the record date who pre-registers in advance may attend the Annual Meeting; however, a street name shareholder <u>must have a legal proxy from his or her bank or broker</u> and bring that proxy to the Annual Meeting to confirm you are the beneficial owner, and you must bring evidence of stock holdings, such as a recent brokerage account statement.

Q: Can I withhold my vote?

A: You may withhold your vote with respect to the election of directors.

Q: Can I change or revoke my proxy?

A: Any shareholder who gives a proxy may change or revoke his or her proxy at any time before it is voted at the Annual Meeting. A shareholder may change or revoke his or her proxy by:

- giving written notice of revocation to our Secretary, whose address is on page 6 of this Proxy Statement;
- executing a proxy dated as of a later date; or
- voting in person at the Annual Meeting.

If you voted over the Internet or by telephone, you can also revoke your vote by any of these methods or you can change your vote by voting again over the Internet or by telephone prior to the stated deadline. If you decide to vote by completing, signing, dating, and returning the enclosed proxy card, you should retain a copy of the voter control number found on the proxy card in the event that you decide later to change or revoke your proxy over the Internet or by telephone. Your attendance at the Annual Meeting will not itself revoke a proxy.

If you are a street name shareholder, you must follow the instructions found on the voting instruction card provided by the bank, broker, or other nominee, or contact your bank, broker, or other nominee in order to change or revoke your previously given proxy.

Q: How will my shares be voted if I sign, date, and return my proxy card or voting instruction card, but do not provide complete voting instructions with respect to each proposal?

A: Shareholders should specify their choice for each matter on the enclosed proxy. If no specific instructions are given, it is intended that all proxies that are signed and returned will be voted **"FOR"** the election of each of the nominees for director named in this Proxy Statement, **"FOR"** the approval of the non-binding resolution approving named executive officer compensation, for a "**ONE-YEAR**" frequency for the non-binding shareholder vote regarding approval of the compensation of our named executive officers, **"FOR"** the ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm for the fiscal year ending March 31, 2024, and **"FOR"** the approval of the 2023 Stock Incentive Plan, and according to the discretion of the proxy holders on any other business proposal properly raised at the Annual Meeting.

As to any other business that may properly come before the Annual Meeting, the persons named in the enclosed proxy card or voting instruction will vote the shares of Common Stock represented by the proxy in the manner as the Board of Directors may recommend, or otherwise in the proxy holders' discretion. The Board of Directors does not presently know of any other such business.

Q: Will my shares be voted if I do not provide my proxy or voting instructions?

A: It will depend on how your ownership of shares of Common Stock is registered. If you own your shares as a registered holder, which means that your shares of Common Stock are registered in your name with our transfer agent, and you do not mail your proxy, vote online or by phone in advance as described on page 3, or you do not vote in person at the Annual Meeting, your unvoted shares will not be voted at the Annual Meeting. They also will not count toward the quorum requirement, which is explained under "What constitutes a quorum and how many votes must be present to hold the Annual Meeting?" on page 2 of this Proxy Statement.

If you are a street name shareholder, which means that your shares are registered with our transfer agent in the name of your bank, broker or other nominee, then your bank, broker or other nominee may or may not vote your shares in its discretion if you have not provided voting instructions to the bank, broker or other nominee when permitted. Whether the bank, broker or other nominee may vote your shares depends on the proposals before the Annual Meeting. Brokers have the discretionary authority under the rules of the New York Stock Exchange, which we also refer to as the NYSE, to vote shares for which their clients do not provide voting instructions on certain "routine" matters.

The rules of the NYSE, however, do not permit your bank, broker or other nominee to vote your shares on proposals that are not considered "routine." When a proposal is not a routine matter and your bank, broker or other nominee has not received your voting instructions with respect to such proposal, your bank, broker or other nominee cannot vote your shares on such proposal. Where brokers do not have discretion to vote or do not exercise such discretion, the inability or failure to vote is referred to as a "broker non-vote." Under circumstances where a broker is not permitted to, or does not, exercise its discretion, assuming proper disclosure to us of such inability to vote, broker non-votes will not be counted as voting in favor of or against the particular matter. Please note that your bank, broker or other nominee may not vote your shares with respect to the following matters in the absence of your specific instructions as to how to vote with respect to such matters: (i) the election of the five nominees for director, (ii) the approval of the non-binding advisory resolution approving the compensation of our named executive officers, (iii) the non-binding advisory vote as to the frequency of the non-binding shareholder vote to approve the compensation of our named executive officers or (iv) the approval of the 2023 Stock Incentive Plan. Under the rules of the NYSE, these matters are not considered "routine" matters. Based on NYSE rules, we believe that the ratification of the appointment of Ernst & Young LLP is a routine matter for which your bank, broker or other nominee may vote on behalf of their clients if no voting instructions are provided. Therefore, if you are a street name shareholder and you do not return your voting instruction card, your bank, broker or other nominee may vote your shares on the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm. **Please return your proxy card or voting instruction so your vote can be counted.**

Q: **How are withheld votes and broker non-votes counted with respect to the election of directors, and how are abstentions and broker non-votes counted with respect to the other proposals?**

A: With respect to the election of directors, withheld votes and broker non-votes will not be included in the vote total for the proposal to elect the nominees for director named in this Proxy Statement and will not affect the outcome of the vote for that proposal.

With respect to the approval of the non-binding advisory resolution approving the compensation of our named executive officers, abstentions and broker non-votes will have no effect on the proposal and will not count either in favor of, or against, the non-binding proposal.

With respect to the non-binding advisory vote as to the frequency of the non-binding shareholder vote to approve the compensation of our named executive officers, you will choose among a frequency of every one, two and three years or abstain from voting. You are not voting to approve or disapprove our recommendation. Abstentions and broker non-votes, therefore, will have no effect on the proposal and will not count either in favor of, or against the non-binding proposal.

With respect to the ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm for the fiscal year ending March 31, 2024, abstentions and broker non-votes will have no effect on the proposal and will not count either in favor of, or against, the proposal.

With respect to the approval of the 2023 Stock Incentive Plan, abstentions and broker non-votes will have no effect on the proposal and will not count either in favor of, or against, the proposal.

Q: **Where can I find the results of the Annual Meeting?**

A: We expect to announce the preliminary voting results at the Annual Meeting, and we will disclose the final results in a Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission ("SEC") within four business days after the Annual Meeting.

Q: **Who pays for the solicitation of proxies?**

A: We will pay all of the costs associated with this proxy solicitation. Proxies are being solicited by mail and may also be solicited in person or by telephone, facsimile, or other means of electronic transmission by our directors, officers, and employees. We will reimburse banks, brokerage firms, and other custodians, nominees, and fiduciaries for their reasonable expenses in forwarding proxy materials to the beneficial owners of shares of Common Stock. It is contemplated that additional solicitation of proxies will be made by D.F. King & Co., Inc. ("D.F. King"), 48 Wall Street, 22nd Floor, New York, New York 10005, at an anticipated cost to us of approximately $8,500, plus reimbursement of out-of-pocket expenses for such items as mailing, copying, phone calls, faxes, and other related matters. In addition, we will indemnify D.F. King against any losses arising out of D.F. King's proxy soliciting services on our behalf.

Q: **Could other matters be decided at the Annual Meeting?**

A: The Board of Directors does not know of any other business that may be brought before the Annual Meeting. However, if any other matters should properly come before the Annual Meeting or at any adjournment or postponement thereof, it is the intention of the persons named in the enclosed proxy card to vote on such matters as they, in their discretion, may determine.

Q: Where can I find Universal Corporation's corporate governance materials?

A: Our Corporate Governance Guidelines, including our independence standards for members of the Board of Directors, Code of Conduct, and the charters of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, and all other standing committees, are available under the "Investors-Governance" section of our Internet website at *https://investor.universalcorp.com/governance/governance-documents/* and are available in print to any shareholder upon request by contacting us at the following address or phone number:

> Universal Corporation
> P.O. Box 25099
> Richmond, Virginia 23260
> Attention: Investor Relations
> Telephone: (804) 359-9311

Q: What is Universal Corporation's policy regarding Board member attendance at the Annual Meeting?

A: We expect and encourage each member of the Board of Directors to attend our Annual Meetings in person when it is reasonably practical for the director to do so. When a Board member's attendance in person is not possible, he or she may attend the 2023 Annual Meeting by telephone or electronic means. All persons serving as Board members at the time attended the Company's 2022 Annual Meeting of Shareholders.

Q: How do I communicate with the Board of Directors?

A: Shareholders and other interested parties may at any time direct communications to the Board of Directors as a whole, to the director who presides at the executive sessions of the non-employee directors, or to any individual member of the Board of Directors, through our Internet website or by contacting our Secretary. The "Investors-Governance-Contact the Board" section of our Internet website at *https://investor.universalcorp.com/governance/contact-the-board/default.aspx* contains an e-mail link established for receipt of communications with directors, and communications can also be delivered by mail by sending requests to our Secretary at the following address:

> Universal Corporation
> P.O. Box 25099
> Richmond, Virginia 23260
> Attention: Secretary
> Telephone: (804) 359-9311

Shareholders making such communications are encouraged to state that they are shareholders and provide the exact name in which their shares of Common Stock are held and the number of shares held. Each individual communicating with the Board of Directors will receive a written acknowledgment from or on behalf of our Secretary after receipt of the communication sent in the manner described above. After screening such communications for issues unrelated to shareholder interests, our Secretary will distribute communications to the intended recipient(s) as appropriate. The process for such screening has been approved by our non-employee directors.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON AUGUST 1, 2023.

Our Proxy Statement and fiscal year 2023 Annual Report are both available free of charge under the "Investors-Financial Information" section of our Internet website at *https://investor.universalcorp.com/financials/sec-filings/default.aspx*

Our 2023 Annual Report to Shareholders, which includes a copy of our fiscal year 2023 Annual Report (excluding exhibits) as filed with the SEC, is being mailed to shareholders with this Proxy Statement.

We will provide additional copies of our fiscal year 2023 Annual Report, including the financial statements and financial statement schedules, without charge to any person to whom this Proxy Statement has been delivered if they so request. Requests should be directed to Investor Relations at the address or phone number provided on page 6 of this Proxy Statement.

We make available free of charge through our Internet website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, which is referred to herein as the Exchange Act, as well as reports on Forms 3, 4 and 5 filed by our directors and executive officers pursuant to Section 16 of the Exchange Act, as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the SEC. The information on our Internet website is not, and shall not be deemed to be, a part of this Proxy Statement or incorporated into any other filings we make with the SEC.

These Proxy materials were first sent or made available to shareholders on June 23, 2023.

PROPOSAL ONE

ELECTION OF DIRECTORS

In accordance with our Articles of Incorporation and Bylaws, the Board of Directors is divided into three classes. The term of office of one of the three classes of directors expires each year, and each class is elected for a three-year term. Our Articles of Incorporation require us to take action to ensure that each of the three classes of directors is of equal membership. This year we have one class of three directors whose term of office expires this year, and we have a new director who was appointed to the Board of Directors effective April 1, 2023, who must be approved by the shareholders this year. Our two remaining classes of directors consist of two directors and three directors, respectively. For that reason, we must take action to reassign directors to our three classes to ensure that each of the three classes consists of three directors.

We reviewed the existing classes of directors, the age of each director, and the current date upon which each director would retire based on our retirement age in our Corporate Governance Guidelines and when they are scheduled for re-election. After careful consideration of multiple reclassification scenarios and the resulting impacts on director retirements, we identified a proposed reclassification that would equalize the three classes and provide the Company and our shareholders benefits with respect to maximizing director service while reducing coinciding future anticipated retirements. The proposed reclassification extends the ability of two directors to serve the Company for an additional year based on our current Corporate Governance Guidelines and also reduces the number of times the Company would be faced with two directors scheduled to retire during the same year.

The Nominating and Corporate Governance Committee has recommended to our Board of Directors, and our Board of Directors has approved, the nomination of three directors to be elected for three-year terms and two directors to be elected to two-year terms. Incumbent directors Ms. Jacqueline T. Williams and Mr. Thomas H. Johnson, and new nominee Mr. Arthur J. Schick, Jr., are nominated to be elected to three-year terms and will become the members of Class II; incumbent directors Mr. George C. Freeman, III and Mr. Lennart R. Freeman are nominated to be elected to two-year terms and will join incumbent director Mr. Michael T. Lawton in Class I, and our three remaining incumbent directors, Ms. Diana F. Cantor, Mr. Robert C. Sledd and Mr. Thomas H. Tullidge, Jr., will remain as the members of Class III.

The proposed nominations will result in a reclassification of the directors so each class of directors will have three members. In addition, Messrs. Thomas H. Johnson and Arthur J. Schick, Jr. will each be able to provide the Company and its shareholders with an additional year of service based on their ages and the retirement age set forth in our Corporate Governance Guidelines. Mr. Johnson is our Lead Independent Director, and his extensive executive management experience, including with strategy, investment, manufacturing, and distribution activities, and his service on the boards of several multinational corporations, provides the Board of Directors a valuable perspective on governance best practices and executive leadership, including in international markets. Given our integration efforts and our strategies for organic and acquisitive growth in our Ingredients Operations segment over time, as well as our strategies to continue strengthening the performance of our Tobacco Operations segment, having the benefit of Mr. Johnson's experience and leadership for an additional year brings value to our Company and our shareholders. Mr. Schick's global consumer products background and expertise in domestic and international strategic supplier development and procurement (ingredients and packaging), operations, supply chain management, and research and development, brings a depth of expertise and experience related to our Ingredients Operations segment that is important to the Board of Directors and its ability to evaluate and develop industry opportunities and strategies, as is his experience and skills in executive leadership, strategic planning, and international markets. Our commitment to our Ingredients Operations segment supports the need to maximize the time Mr. Schick can serve on our Board of Directors, so the additional year of service Mr. Schick gains as a result of the proposed reclassification is of value to the Company and our shareholders. Finally, the proposed nominations avoid both Ms. Jaqueline T. Williams and Mr. Lennart R. Freeman having to retire at the same time when their terms of service would expire in 2029 based on their ages and the retirement age in our Corporate Governance Guidelines. Their projected retirement dates are now staggered based on the proposed reclassification.

The following pages set forth certain information for each nominee, as well as all other incumbent directors, as of March 31, 2023, except as otherwise noted. With the exception of Mr. Schick, all of the nominees and incumbent directors listed below are directors previously elected by the shareholders. Each nominee has consented to being named in this Proxy Statement and to serve if elected.

The election of each nominee for director requires the affirmative vote of the holders of a plurality of the shares of Common Stock cast in the election of directors. With a plurality vote, the nominees receiving the highest vote totals for the director positions up for election will be elected. Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement. Unless otherwise specified in the accompanying form of proxy, it is intended that votes will be cast for the election of all of the nominees as directors. If, at the time of the Annual Meeting, any nominee should be unavailable to serve as a director, it is intended that votes will be cast, pursuant to the enclosed proxy, for such substitute nominee as may be nominated by the Board of Directors. The Board of Directors has no reason to believe that any of the nominees will be unavailable to serve.

Set forth below is information concerning the age, principal occupation, employment and directorships during the past five years, positions with the Company of each nominee and director, the year in which he or she first became a director of the Company, and his or her term of office as a director. Also set forth below is a brief discussion of the specific experience, qualifications, attributes, and skills that led to the conclusion that each nominee and director should serve as a director as of the date of this Proxy Statement, in light of the Company's business and structure.

Recommendation of the Board of Directors


THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "<u>FOR</u>" MR. THOMAS H. JOHNSON, MR. ARTHUR J. SCHICK, JR., AND MS. JACQUELINE T. WILLIAMS TO BE ELECTED TO A THREE-YEAR TERM, AND MR. GEORGE C. FREEMAN, III AND MR. LENNART R. FREEMAN TO BE ELECTED TO A TWO-YEAR TERM.


Incumbent Director who is Nominated for Election to a Three-Year Term, Expiring 2026 (Class II Director)



Age: 73
Independent Director since 2001
Lead Independent Director since 2020
Chairman, Compensation Committee
Member, Executive Committee
Member, Nominating and Corporate Governance Committee

Thomas H. Johnson
Chief Executive Officer, The Taffrail Group, LLC

THOMAS H. JOHNSON serves as Chief Executive Officer of The Taffrail Group, LLC, an international strategic advisory firm, a position he has held since the firm's founding in 2008. In addition, Mr. Johnson has served as Managing Partner of THJ Investments, L.P., a private investment firm, since November 2005. From 1997 to 2005, Mr. Johnson served as Chairman and Chief Executive Officer of Chesapeake Corporation, a global specialty packaging company, and then served as its Vice Chairman until April 2006. Prior to that, Mr. Johnson served as President and Chief Executive Officer of Riverwood International Corporation (and its predecessor company, Manville Forest Products Corporation). He previously held numerous management positions within Mead Corporation including President of its Paperboard Division and Director, Strategic Planning and Corporate Development. Among other accomplishments over the course of his 35-year career, Mr. Johnson established and managed subsidiaries and joint ventures in Asia-Pacific, South America and Europe, with operations in over 40 countries. Mr. Johnson has substantial board experience, including serving as an independent director of Coca-Cola Enterprises, Inc., a marketer, producer and distributor of Coca-Cola products, from 2007 until its merger with Coca-Cola European Partners in 2016. Following the merger, he continued to serve as a director of Coca-Cola European Partners. The company acquired Coca-Cola Amatil in 2021 and changed its name to Coca-Cola Europacific Partners, plc ("CCEP"). CCEP is listed on the London and New York Stock exchanges. Mr. Johnson currently serves as CCEP's Senior Independent Director, as Chairman of the Nomination Committee, and as a member of the Remuneration Committee. Previously, Mr. Johnson was a director, Chair of the Audit Committee, and member of the Compensation Committee of Tumi Holdings, Inc., a global retail and consumer products company offering travel and business products, until their merger with Samsonite International S.A. in 2016. Mr. Johnson has served on several other boards including Superior Essex, Inc., a manufacturer of wire and cable products, GenOn Corporation, an electricity producer, and its predecessor company, Mirant Corporation, until its merger with NRG Energy, Inc., and ModusLink Global Solutions, Inc., a supply chain business process management company.

Mr. Johnson's global perspective and extensive executive management experience, including with strategy, investment, manufacturing, and distribution activities, combined with his extensive service on the boards of several multinational corporations, provides the Board of Directors a valuable perspective on governance best practices and executive leadership, including in international markets such as Europe and Asia. He is a proven leader who is well positioned to support the Company in its execution of its strategies with respect to maximizing the performance of its core tobacco business as well as developing and growing its plant-based ingredients platform. Mr. Johnson has been recognized for his work in support of U.S. trade and business development in China, receiving the Marco Polo Award from the State Bureau of Foreign Experts, Peoples Republic of China, in 1999.

Incumbent Director whose Term Expires in 2023 and is Nominated for Election to a Three-Year Term, Expiring 2026

(Class II Director)



Jacqueline T. Williams
Former Director, Ohio Department of Commerce

Age: 70
Independent Director since 2020
Member, Audit Committee
Member, Finance and Pension Investment Committee
Member, Nominating and Corporate Governance Committee

JACQUELINE T. WILLIAMS is an experienced executive with leadership in government, financial services and telecommunications. Most recently, Ms. Williams served as Director of the Ohio Department of Commerce. Appointed by Ohio's Governor, Ms. Williams served in the Cabinet position from 2015 to 2019, providing enterprise leadership for the state's principal business regulatory agency. Ms. Williams' prior tenure includes serving as Ohio's Chief of Minority Business Development and as Executive Director of the Ohio Liquor Control Commission. She worked as Director of College Savings for New America Foundation, a Washington D.C.-based think tank, and served for a decade as Executive Director of the Ohio Tuition Trust Authority which operates the state's 529 college savings programs. Ms. Williams spent 15 years with AT&T, a telecommunications, technology, media and entertainment company. Ms. Williams has served on a number of public sector boards including the Ohio Housing Finance Agency, the Ohio Minority Development Finance Advisory Board and the Columbus Cancer Clinic. Ms. Williams also served as board chair for the Ohio Minority Business Advisory Council, the College Savings Plans Network and as president of the Columbus (Ohio) Board of Health. Ms. Williams provides deep expertise in public policy, economic development, marketing, public relations, business strategy and regulation.

Ms. Williams' substantial financial, strategic and leadership experience across the public and private sectors enables her to offer the Board of Directors a broad perspective encompassing public policy, commercial integrity and regulation, diversity and inclusion, financial strategy and management, and economic development. Ms. Williams' diverse experience adds important multi-disciplinary financial and strategic perspective to the Board of Directors. Her tenure as Director of the Ohio Department of Commerce lends valuable insights to the Board regarding public policy, governance best practices and executive leadership.

New Nominee who is Nominated for Election to a Three-Year Term, Expiring 2026 (Class II Director)



Age: 67
Independent Director since 2023
Member, Audit Committee
Member, Finance and Pension Investment Committee
Member, Nominating and Corporate Governance Committee

Arthur J. Schick, Jr.
President, Alpha Sierra Global LLC

ARTHUR J. SCHICK, JR. is a global consumer products executive with expertise in domestic and international strategic supplier development and procurement (ingredients and packaging), operations, supply chain management, and research and development. Mr. Schick is a 35-year veteran of Pepsico, Inc. ("PepsiCo"), a global food and beverage company. He retired as Vice President of Proprietary Flavors within the Beverage Concentrate Division of PepsiCo in 2020. During his 17 years in that position, Mr. Schick led PepsiCo's organization that manufactured all proprietary flavors for the company's global beverage brands and led the global sourcing strategies and supply chain management for the organization. From 1985 to 2003, Mr. Schick held other leadership roles in global procurement, operations, and supply chain management at PepsiCo, including Senior Director, Procurement in the Beverage Concentrate Division and Director, Global Procurement. Earlier in his career, Mr. Schick worked in the Research and Development Division of Procter & Gamble, a consumer products company. In addition, Mr. Schick served over ten years as a contributing board member for the Flavor Extract Manufacturers Association ("FEMA"), the premier national association of the U.S. flavor industry, serving as FEMA's President in 2013. Mr. Schick is President of Alpha Sierra Global LLC, a consulting company that provides strategy and operational consulting to firms that focus on consumer products, flavor compounding and ingredients, a position he has held since 2020. Mr. Schick has served as a Director of Universal Corporation since April 1, 2023, and is a member of the Audit, Finance and Pension Investment, and Nominating and Corporate Governance Committees.

Mr. Schick's breadth of experience in the ingredients and value-added supplier space represents an invaluable addition to the Board. His extensive experience as a well-respected global consumer products executive with in-depth knowledge of the food and beverage industry, as well as his deep-rooted expertise and knowledge of the ingredients industry from the top down, broaden the Board's skills and expertise related to the Company's plant-based ingredients business and strategies. He also brings tremendous value to the Board of Directors with respect to both business segments of the Company, with over four decades of experience in strategic supplier development, procurement, operations, international supply chain management, and product research and development.

Incumbent Directors whose Terms Expire in 2023 and are Nominated for Election to a Two-Year Term, Expiring 2025

(Class I Directors)



Age: 60
Director since 2008
Chairman, Executive Committee
Member, Finance and Pension Investment Committee

George C. Freeman, III
Chairman, President, and Chief Executive Officer
Universal Corporation

GEORGE C. FREEMAN, III has been Universal's Chief Executive Officer since April 2008, and President since December 2006. Previously, Mr. G. Freeman served as Universal's General Counsel and Secretary from February 2001 until November 2005, and was elected Vice President in November 2005. Prior to joining Universal, Mr. G. Freeman served as a law clerk for the Honorable Richard S. Arnold, Circuit Judge, United States Court of Appeals for the Eighth Circuit; a law clerk for the Honorable Lewis F. Powell, Jr., Associate Justice, United States Supreme Court; and an associate with Hunton Andrews Kurth (formerly Hunton & Williams), an international law firm. Mr. G. Freeman has been a director of Tredegar Corporation, a manufacturer of plastic films and aluminum extrusions, since May 2011 and serves as Chair of its Executive Compensation Committee and a member of its Nominating and Governance Committee. He is also a director of the Mutual Assurance Society of Virginia, a private mutual assessment property and casualty insurance company, since 2013 and serves as Vice-Chairman of the Board, Chair of the Governance Committee, and as a member of its Executive Committee and ESG Subcommittee. Additionally, Mr. G. Freeman has been a director of Carpenter Co., a privately-held company and one of the world's largest producers of comfort cushioning products since January 2021. He has served as Chairman of the Board of Universal since his election in 2008.

Through his years of service with Universal and as Chairman of the Board, Mr. G. Freeman provides strong and thoughtful leadership to the Board of Directors, utilizing his extensive risk oversight, management and corporate governance experience. In addition, as President and Chief Executive Officer, Mr. G. Freeman is able to communicate with and inform the Board about our management team, day-to-day operations, customer relationships, important industry developments, and the execution of the Company's strategic initiatives. The Board believes that Mr. G. Freeman's deep industry knowledge, financial expertise and forward-looking thinking brings an invaluable perspective to our current operations and our ongoing relationships with customers and suppliers, providing great value to the Board of Directors.



Age: 71

Independent Director since 2013

Member, Audit Committee

Member, Compensation Committee

Member, Executive Committee

*Mr. L. Freeman has no relation to Mr. G. Freeman

Lennart R. Freeman
Former President and Chief Executive Officer, North American
Division, Swedish Match AB

LENNART R. FREEMAN worked for Swedish Match AB, a Swedish producer and global distributor of smokeless tobacco products, cigars, matches and lighters ("Swedish Match"), for over 30 years, serving in various executive roles of increasing responsibility, including as Executive Vice President of Swedish Match, President and Chief Executive Officer of its North American Division and as President of its International Division. Under his leadership, the North American Division tripled its sales and operating income and the International Division successfully completed a major restructuring, resulting in the sale of the South African business to Philip Morris International in 2009 and the merger of the Cigar and Pipe Tobacco business with Scandinavian Tobacco Group in 2010, creating the second largest cigar company in the world. Earlier in his career at Swedish Match, he served as Managing Director, Cricket Lighters and as President for the Cigarette Division. Following his retirement from Swedish Match in 2011 and until December 2014, he served as a director of the board of Dometic Group AB, a privately-held global provider of comfort products for the recreational vehicle, automotive and marine markets.

Mr. L. Freeman is a well-recognized tobacco industry veteran, receiving the "Giant of the Industry Award" which was presented by the California Distributors Association in October 2005 and the "Captain of the Industry Award" which was presented by the Pennsylvania Distributors Association in October 2000.

Mr. L. Freeman's extensive experience in the tobacco industry adds depth to the Board of Director's ability to evaluate and develop industry opportunities and strategies and to support the Company's execution of its strategies with respect to maximizing the performance of its core tobacco business. His senior leadership roles at Swedish Match provide the Board of Directors with valuable expertise regarding corporate leadership, governance and strategic planning. In addition, his years with Swedish Match, a multinational company, also adds a unique customer and international perspective to the Board of Directors.

Incumbent Director Whose Term Expires in 2025 (Class I Director)



Age: 64

Independent Director since 2016

Chairman, Audit Committee

Member, Compensation Committee

Member, Executive Committee

Michael T. Lawton
Former Executive Vice President and Chief Financial Officer,
Domino's Pizza, Inc.

     MICHAEL T. LAWTON retired as Executive Vice President and Chief Financial Officer of Domino's Pizza, Inc. ("Domino's"), a global pizza restaurant chain and franchise pizza delivery company, in August 2015. In that position, Mr. Lawton oversaw all financial functions, including financial reporting, treasury, internal audit, tax, risk management, budgeting and analysis, as well as providing strategic oversight. Mr. Lawton previously served in numerous executive roles with Domino's, including Interim Chief Information Officer, Executive Vice President of Supply Chain Services, in which he was responsible for North America supply chain operations, and Executive Vice President of International, during which he managed the international business during a period of rapid growth, which included entering 15 new markets. While in that role, he also led a cross-functional task force charged with evaluating the traffic decay in the U.S. business and identifying necessary strategic changes to reverse the trend. He began his tenure with Domino's in 1999 as Vice President of International Finance, in which he worked with franchises across over 60 markets to identify opportunities for growth. From 1986 to 1999, Mr. Lawton held various financial and general management positions with Gerber Products Company, a subsidiary of Nestle, including serving as Senior Vice President and Chief Operating Officer. Earlier in his career, Mr. Lawton held several positions at Ernst & Whinney (now Ernst & Young LLP) ranging from staff auditor to audit manager, serving clients in manufacturing, health care and wholesale. Since 2013, Mr. Lawton has been a director of La-Z-Boy, Inc., a manufacturer, importer, distributor and retailer of upholstery furniture products, and he serves as their non-executive Chairman of the Board and as a member of their Audit Committee (serving previously as its Chair from 2017 to 2021) and the Compensation and Talent Oversight Committee.

     Mr. Lawton's significant experience as a senior executive of a public company and well-known consumer brand, as well as his public company board experience, is valuable to the Board of Directors with respect to key areas such as strategic planning, risk oversight, executive compensation and corporate governance. In addition, Mr. Lawton brings to the Board of Directors an exceptionally strong background in accounting and finance as well as extensive international management, commercial strategic development, and supply chain experience. In addition, his decades-long global background in various segments of the food industry provides the Board with a breadth and depth of experience that is important to the Company's development and growth of its plant-based ingredients business.

Incumbent Directors Whose Terms Expire in 2024 (Class III Directors)



Age: 65
Independent Director since 2012
Chairman, Nominating and Corporate Governance Committee
Member, Compensation Committee
Member, Finance and Pension Investment Committee

Diana F. Cantor
Partner, Alternative Investment Management, LLC

DIANA F. CANTOR is currently a Partner at Alternative Investment Management, LLC, an independent, privately held investment management firm, a position she has held since January 2010. In that role, she provides executive oversight as a member of the Board of Managers and advises on strategic business development and investment activities. She also serves as a Managing Director with AKF Consulting Group, focusing on the areas of governance, fiduciary duties and oversight of state-run investment programs. Mrs. Cantor is a past Chairman of the Board and served from 2010 through 2020 as a Trustee of the Virginia Retirement System, where she was responsible for the oversight and risk management of the Commonwealth of Virginia's retirement system. Mrs. Cantor served as a Managing Director with New York Private Bank and Trust from January 2008 through December 2009, where she participated in the expansion of the Bank's wealth management activities. She was the founder and Chief Executive Officer of the Virginia College Savings Plan, an independent agency of the Commonwealth of Virginia, a position she held from 1996 to 2007. In that role, she was responsible for the creation, implementation and investment management of a $27 billion program. Earlier in her career, she served as a Vice President of Richmond Resources, Ltd., a real estate development, construction and management company, and as a Vice President at Goldman, Sachs & Co., overseeing the firm's leveraged buyout and internal investment funds and merchant banking operations.

Mrs. Cantor serves on the board of directors of VICI Properties Inc., an experiential-asset focused real estate investment trust, since 2018, and is both Chairman of its Audit Committee and a member of the Nominating and Governance Committee. She also serves as a director of Domino's Pizza, Inc. ("Domino's"), a global pizza restaurant chain and franchise pizza delivery company, since 2005, and is a member of its Nominating and Corporate Governance Committee and its Inclusion and Diversity Committee, and previously served as Chairman of its Audit Committee. Mrs. Cantor previously served as a director and member of the Audit Committee of Revlon, Inc., a global cosmetics company, from 2013 to 2015, as a director of The Edelman Financial Group, Inc., a provider of investment advice, from 2011 to 2012, and as a director and Chairman of the Audit Committee of Media General, Inc., a provider of news, information and entertainment from 2005 until its merger with Nexstar Broadcasting Group, Inc. to form Nexstar Media Group, Inc. in January 2017.

Mrs. Cantor possesses extensive investment, financial and legal experience, in addition to significant public company directorship and committee experience, all of which add important, multi-disciplinary financial, risk-management and strategic leadership and perspectives to the Board of Directors. Her service on the boards of public multinational corporations offers the Board of Directors valuable insights on governance best practices and executive leadership. Her board service on numerous public retail companies also adds important consumer product and marketing perspectives, as well as experience with strategic business development, to our Board of Directors.



Age: 70

Independent Director since 2009

Chairman, Finance and Pension Investment Committee

Member, Compensation Committee

Member, Nominating and Corporate Governance Committee

Robert C. Sledd
Managing Partner, Sledd Properties, LLC

ROBERT C. SLEDD is Managing Partner of Sledd Properties, LLC, an investment company, and has held that role since 2001. From January 2010 until January 2014, Mr. Sledd served as the Senior Economic Advisor to the former Governor of Virginia and was responsible for the development of Virginia's strategic economic development plan and oversight in coordination with the Secretary of Commerce. In 1987, Mr. Sledd co-founded and served as Chief Executive Officer of Performance Food Group Company ("PFG"), a foodservice distribution company. During his tenure at PFG, Mr. Sledd oversaw the development and implementation of its strategic plan, becoming Chairman and Chief Executive Officer in 1995. Under his leadership, PFG became the third largest foodservice distributor in the U.S. and the largest produce processor and bagged salad supplier to both the retail and foodservice markets with approximately $7 billion in sales. Mr. Sledd remained Chairman until PFG was taken private in June 2008. Mr. Sledd also served as a director and a member of the Audit and Executive Committees of Owens & Minor, Inc., a distributor of national name-brand medical and surgical supplies and a healthcare supply chain management company, from 2007 to 2021 and served as Chairman of the Board from 2018 to 2020. Mr. Sledd served as the Interim President and Chief Executive Officer of Owens & Minor, Inc. from November 2018 to March 2019. Since 1996, Mr. Sledd has served as a director on the board of Pool Corporation, a wholesale distributor of swimming pool supplies, equipment, and related leisure products, and is a member of its Audit and Compensation Committees. Over this time, Pool Corporation has been among the top performing companies on the Nasdaq.

Mr. Sledd's multi-disciplinary expertise in agri-products distribution and economic and business development provides the Board of Directors with valuable strengths and insights. In addition, his strategic and operational experience in the food industry is an important addition to the Board's skills and expertise and supports the Company in its execution of its strategies with respect to developing and growing its plant-based ingredients platform. Further, his public company experience in senior executive and director roles enhances the Board of Directors' governance, strategic growth and financial expertise.



Age: 66

Independent Director since 2018

Member, Audit Committee

Member, Finance and Pension Investment Committee

Member, Nominating and Corporate Governance Committee

Thomas H. Tullidge, Jr.
Chief Strategy Officer, Legal and Finance, and a Co-Founder of
Cary Street Partners Financial LLC

THOMAS H. TULLIDGE, JR. is Chief Strategy Officer, Legal and Finance, and a co-founder of Cary Street Partners Financial LLC (formerly Luxon Financial LLC), a wealth management, insurance, and asset management service provider. In that role, he is responsible for developing, communicating, executing, and sustaining corporate strategic initiatives. Previously, Mr. Tullidge held several senior level positions within the Mergers and Acquisitions Group of Wachovia Securities, formerly First Union Securities, including Head of the Technology Mergers and Acquisitions Group. During his tenure at Wachovia Securities, Mr. Tullidge also led the Healthcare Mergers and Acquisitions Group and executed transactions across a wide range of industries in addition to healthcare and technology, including Business Services, Media and Entertainment, and Restaurants. Prior to joining First Union, he was a partner at Jefferson Capital Partners, Ltd., a private equity firm, and before that he served as Vice President in Business Development and as Senior Vice President, General Counsel and Corporate Secretary with Trigon Blue Cross Blue Shield. Mr. Tullidge was also a Partner with the law firm of McGuireWoods LLP. He serves as a director and a member of the Executive and Grant Committees of Cary Street Partners Financial LLC. Mr. Tullidge also currently serves as a director and member of the Audit and Finance Committees of Carpenter Co., a privately-held company and one of the world's largest producers of comfort cushioning products, as a director and member of the Executive, Audit and Compensation Committees of Gray Lumber Company, a privately held real estate investment firm.

Mr. Tullidge's extensive experience in structuring, negotiating, and executing mergers and acquisitions, joint ventures, and other complex corporate finance transactions domestically and internationally provides the Board of Directors valuable executive leadership, financial and corporate strategy perspective. His investment, financial and legal experience, as well as his background in risk oversight, management and corporate governance, also add important, multi-disciplinary skills and perspectives to the Board of Directors.

STOCK OWNERSHIP

Principal Shareholders

The following table sets forth as of the record date, June 6, 2023, certain information with respect to the beneficial ownership of shares of Common Stock by each person or group we know to beneficially own more than 5% of the outstanding shares of such stock.

Name and Address of Beneficial Owner	Number of Shares	Percent of Class[1]
	(#)	(%)
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	4,011,330 [2]	16.3%
The Vanguard Group 100 Vanguard Boulevard Malvern, Pennsylvania 19355	2,977,688 [3]	12.1%
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, Texas 78746	1,849,221 [4]	7.5%
State Street Corporation State Street Financial Center One Lincoln Street Boston, Massachusetts 02111	1,537,606 [5]	6.2%

[1] The percentages shown in the table are based on 24,623,593 shares of Common Stock outstanding on June 6, 2023.

[2] An amended Schedule 13G/A filed with the SEC on January 24, 2023 indicates that BlackRock, Inc., acting as a parent holding company, reported that it has sole voting power over 3,958,112 shares of Common Stock, shared voting power over no shares of Common Stock, sole dispositive power over 4,011,330 shares of Common Stock and shared dispositive power over no shares of Common Stock.

[3] As reported on an amended Schedule 13G/A filed with the SEC on February 9, 2023. According to this filing, The Vanguard Group, acting as an investment adviser, possessed sole voting power over no shares of Common Stock, shared voting power over 17,363 shares of Common Stock, sole dispositive power over 2,937,470 shares of Common Stock, and shared dispositive power over 40,218 shares of Common Stock.

[4] As reported on an amended Schedule 13G/A filed with the SEC on February 10, 2023. The amended Schedule 13G indicates that Dimensional Fund Advisors LP, in its capacity as investment adviser, sub-advisor and/or investment manager to certain registered investment companies, commingled funds, group trusts and separate accounts (collectively, "Funds"), has the sole voting power over 1,821,715 shares of Common Stock, shared voting power over no shares of Common Stock, sole dispositive power over 1,849,221 shares of Common Stock and shared dispositive power over no shares of Common Stock that are owned by such Funds. According to its Schedule 13G/A, Dimensional Fund Advisors LP disclaims beneficial ownership of such shares.

[5] As reported on an amended Schedule 13G/A filed with the SEC on February 7, 2023. The amended Schedule 13G indicates that State Street Corporation, acting as a parent holding company, has the sole voting power over no shares of Common Stock, shared voting power over 1,526,252 shares of Common Stock, sole dispositive power over no shares of Common Stock, and shared dispositive power over 1,537,606 shares of Common Stock.

Directors and Executive Officers

The following table sets forth as of the record date, June 6, 2023, certain information with respect to the beneficial ownership of shares of Common Stock by (i) each director or nominee, (ii) each executive officer listed in the "Summary Compensation Table", who we refer to as the "named executive officers", and (iii) all current directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares[1] (#)	Percent of Class[2] (%)
Theodore G. Broome	41,928	*
Diana F. Cantor	19,554	*
George C. Freeman, III	343,529	1.4 %
Lennart R. Freeman	16,408	*
Airton L. Hentschke	107,536	*
Thomas H. Johnson	24,711	*
Johan C. Kroner	44,267	*
Michael T. Lawton	14,517	*
Arthur J. Schick, Jr.[3]	—	*
Robert C. Sledd	14,407	*
Thomas H. Tullidge, Jr.	11,421	*
Preston D. Wigner	52,702	*
Jacqueline T. Williams	7,726	*
All current directors and all executive officers as a group (17 persons)	766,038	3.1 %

*   Percentage of ownership is less than 1% of the outstanding shares of Common Stock.

[1]   No executive officers or directors have pledged shares of Common Stock as security.

[2]   The percentages shown in the table are based on 24,623,593 shares of Common Stock outstanding on June 6, 2023.

[3]   Mr. Arthur J. Schick, Jr. joined the Board of Directors on April 1, 2023.

Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and any persons who own more than 10% of a registered class of the Company's equity securities, to file with the SEC and the NYSE reports of ownership and changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater-than-10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such reports furnished to the Company or written representations that no other reports were required, the Company believes that, during fiscal year 2023, its officers, directors and greater-than-10% beneficial owners timely filed all required reports.

CORPORATE GOVERNANCE AND COMMITTEES

General

Our business and affairs are managed under the direction of the Board of Directors in accordance with the Virginia Stock Corporation Act and our Articles of Incorporation and Bylaws. Members of the Board of Directors are kept informed of our business through discussions with the Chairman, President, and Chief Executive Officer and other officers, by reviewing materials provided to them and by participating in meetings of the Board of Directors and its committees. The corporate governance practices we follow are summarized below.

Corporate Governance Guidelines

The Board of Directors has adopted written Corporate Governance Guidelines that set forth the practices of the Board of Directors with respect to the qualification and selection of directors, director orientation and continuing education, director responsibilities, Board of Directors composition and performance, director access to management and independent advisors, director compensation, management evaluation and succession, evaluation of the Board of Directors' performance, and various other issues. The Corporate Governance Guidelines are available to shareholders and the public free of charge under the "Investors-Governance" section of our Internet website at *https://investor.universalcorp.com/governance/governance-documents/default.aspx*. A printed copy is available to any shareholder free of charge upon written request directed to Investor Relations at the address provided on page 6 of this Proxy Statement.

Code of Conduct

The Board of Directors has adopted a written Code of Conduct applicable to our directors, officers, and employees, and the directors, officers, and employees of each of our subsidiaries and controlled affiliates. The Code of Conduct satisfies the NYSE requirements for a "Code of Business Conduct and Ethics" and the SEC definition of a "Code of Ethics for Senior Financial Officers." The Code of Conduct addresses such topics as protection and proper use of company assets, compliance with applicable laws and regulations, accuracy and preservation of records, accounting and financial reporting, conflicts of interest, and insider trading. The Code of Conduct is available to shareholders and the public free of charge under the "Compliance" section of our Internet website at *http://www.universalcorp.com/Compliance*. A printed copy is available to any shareholder free of charge upon written request directed to Investor Relations at the address provided on page 6 of this Proxy Statement.

Director Independence

The Board of Directors, in its business judgment, has determined that each member of the Board of Directors, except Mr. G. Freeman, our Chairman, President, and Chief Executive Officer, is independent as defined by the NYSE listing standards and our Corporate Governance Guidelines. In reaching this conclusion and as set forth in the independence standards of our Corporate Governance Guidelines, the Board of Directors evaluated each director or nominee for director in light of the specified independence tests set forth in the NYSE listing standards. In addition, the Board of Directors considered whether we and our subsidiaries conduct business and have other relationships with organizations of which certain members of the Board of Directors or members of their immediate families are or were directors or officers. There has been no such business or relationships for the past three fiscal years.

Executive Sessions

The independent directors of the Board of Directors meet in executive session without management or employee directors present. Such executive sessions may be scheduled either before or after each regularly scheduled Board of Directors meeting. Although designated to meet at least annually, during fiscal year 2023 the independent directors met in executive session two times. The independent directors designate the Lead Independent Director, who is responsible for presiding over the executive sessions of the independent directors. The Lead Independent Director is responsible for advising the Chairman, President, and Chief Executive Officer of the outcome of any decisions reached or suggestions made at these sessions. As noted below, Mr. Johnson has served as Lead Independent Director for this year.

Communications with Directors

Interested parties may at any time direct communications to the Board of Directors as a whole, to the Lead Independent Director, or to any individual member of the Board of Directors, through our Internet website or by contacting our Secretary. The "Investors-Governance-Contact the Board" section of our Internet website at *https://investor.universalcorp.com/governance/contact-the-board/default.aspx* contains an e-mail submission form established for submitting communications to directors. Communications can also be delivered by mail by sending requests to our Secretary, whose address is on page 6 of this Proxy Statement.

Shareholders making such communications are encouraged to state that they are shareholders and provide the exact name in which their shares of Common Stock are held and the number of shares held. Each individual communicating with the Board of Directors will receive a written acknowledgment from or on behalf of our Secretary after receipt of the communication sent in the manner described above. After screening such communications for issues unrelated to shareholder interests, our Secretary will distribute communications to the intended recipient(s) as appropriate. The process for such screening has been approved by our independent directors.

Board and Committee Meeting Attendance

During fiscal year 2023, there were five meetings of the Board of Directors. Each director attended 75% or more of the total number of meetings of the Board of Directors and of the committees on which they served.

Board Leadership Structure and Role in Risk Oversight

Board Leadership Structure

The Board of Directors does not have a policy on whether or not the role of the Chief Executive Officer and Chairman should be separate or, if it is to be separate, whether the Chairman should be selected from the non-employee directors or be an employee. We operate with one individual, Mr. G. Freeman, serving as Chairman of the Board, President, and Chief Executive Officer. Mr. G. Freeman was elected by the Board of Directors as President on December 12, 2006, Chief Executive Officer on April 1, 2008, and Chairman of the Board on August 5, 2008. Prior to his election as our President and Chief Executive Officer, Mr. G. Freeman served as our General Counsel and Secretary from February 1, 2001, until November 2005, when he was elected Vice President. The Board of Directors believes that because Mr. G. Freeman has unique and extensive experience and understanding of our business, he is well situated to lead and execute strategy and business plans to maximize shareholder value by having a combined role of Chairman of the Board, President, and Chief Executive Officer.

The Company's Corporate Governance Guidelines permit the individual who serves as Chief Executive Officer to serve as Chairman of the Board of Directors. In order to ensure that independent directors continue to play a leading role in our governance, however, the Board of Directors established the position of a Lead Independent Director in our Corporate Governance Guidelines.

The Lead Independent Director is elected annually by the independent directors and ensures that the Board of Directors operates independently of management, and directors and shareholders have an independent leadership contact. The Lead Independent Director, who must satisfy our independence standards, is responsible for presiding over the executive sessions of the independent directors and performing such other duties as may be delegated to the position by the Board of Directors. The Lead Independent Director also has the following additional roles and responsibilities:

• serve as a liaison between the independent directors and the Chief Executive Officer and Chairman of the Board of Directors and senior management to report or raise matters;

• preside over meetings of the independent directors and, as appropriate, provide prompt feedback to the Chief Executive Officer and Chairman of the Board of Directors;

• call meetings and set agendas for executive sessions of the independent directors;

• serve as a "sounding board" and mentor to the Chief Executive Officer and Chairman of the Board of Directors;

• take a leading role in the Board's evaluation of the Chief Executive Officer and succession planning;

• chair Board of Directors meetings when the Chairman of the Board of Directors is not present or when there is a potential conflict of interest; and

• perform such other duties and responsibilities as may be delegated to the Lead Independent Director by the Board of Directors from time to time.

Mr. Johnson currently serves as our Lead Independent Director. The Board of Directors historically has elected a Lead Independent Director each year for a one year term commencing at the conclusion of the applicable Annual Meeting. Mr. Johnson, therefore, will serve as Lead Independent Director until the conclusion of the 2023 Annual Meeting.

The Board of Directors also has five standing committees: the Audit Committee, the Compensation Committee, the Executive Committee, the Finance and Pension Investment Committee, and the Nominating and Corporate Governance Committee. Each committee has a separate chairman and each of the Audit, Compensation, and Nominating and Corporate Governance Committees are composed solely of independent directors.

Given our current circumstances, relative size and operating strategies, we believe having a combined Chairman of the Board of Directors and Chief Executive Officer, as well as having a Lead Independent Director and independent standing committees, is the most appropriate structure for us and our shareholders. We believe this structure demonstrates clear leadership to our employees, shareholders, and other interested parties and eliminates the potential for redundancies and confusion. The Lead Independent Director protects the role of the independent directors by providing leadership to the independent directors and working closely with the Chief Executive Officer and Chairman of the Board of Directors.

As part of the Board of Directors' annual assessment process, the Board of Directors evaluates our board leadership structure to ensure that it remains appropriate for us. The Board of Directors recognizes that there may be circumstances in the future that would lead it to separate the roles of Chief Executive Officer and Chairman of the Board of Directors, but believes that the absence of a policy requiring either the separation or combination of the roles of Chairman and Chief Executive Officer provides the Board of Directors with the flexibility to determine the best leadership structure for us.

Board of Directors' Role in Risk Oversight

The Board of Directors is responsible for our risk oversight. Management is responsible for our risk management, including providing oversight and monitoring to ensure our policies are carried out and processes are executed in accordance with our performance goals and risk tolerances. In carrying out its risk oversight function, each of the five standing committees of the Board of Directors is responsible for risk oversight within their area of responsibility and regularly reports to the Board of Directors. In addition, management holds regular meetings in which they identify, discuss, and assess financial risk from current macro-economic, industry, and company-specific perspectives.

The Audit Committee is responsible for discussing with management, the independent registered public accounting firm and the internal auditors, our policies and procedures with respect to risk assessment and risk management related to accounting, auditing, and financial reporting. As part of its regular reporting process, management reports and reviews with the Audit Committee our material risks, including (i) proposed risk factors and other public disclosures, and (ii) mitigation strategies and our internal controls over financial reporting. The Audit Committee also engages in regular periodic discussions with the Chief Financial Officer and other members of management regarding risks as appropriate. In April 2021, the Board of Directors approved amendments to the Audit Committee's charter to delegate oversight responsibility to the Audit Committee for the Company's information security risk management program and periodically review with management the program and information security and technology risks (including cybersecurity). In August 2021, at the Audit Committee's request, the Company engaged an independent information security risk management expert to evaluate and assess the maturity of the Company's program. The assessment assisted the Audit Committee in understanding and overseeing how the Company manages information security risk, and it produced constructive enhancements to further mitigate risk. At least quarterly, the Audit Committee reviews and discusses with management and the Company's senior information officers the Company's information security risk management program, including the enhancements adopted from the maturity assessment, and the Company's security and technology risks.

The Finance and Pension Investment Committee assists the Board of Directors in control of our financial policies and resources and monitors our financial strategic direction. As part of its responsibilities, the Finance and Pension Investment Committee oversees our financial policies, including financial risk management, and reviews and approves significant financial policies and transactions. It also has oversight of the investments in our ERISA-regulated pension and savings plans.

In addition to the Audit Committee and Finance and Pension Investment Committee, each of the other committees of the Board of Directors considers risks within its area of responsibility and regularly reports to the Board of Directors on issues related to the Company's risk profile. For example, the Compensation Committee considers succession planning and risks that may be a result of our executive compensation programs and has oversight responsibility for the Company's review of compensation policies and procedures to determine whether they present significant risks. In addition, the Nominating and Corporate Governance Committee considers risks related to corporate governance, environmental, and social responsibility issues, succession planning risk regarding the members of the Board of Directors and, jointly with the Compensation Committee, they consider succession planning risk regarding our Chief Executive Officer.

In 2021, the Board of Directors delegated to the Nominating and Corporate Governance Committee oversight responsibility for the administration of the Company's enterprise risk management ("ERM") program. Management had enhanced the ERM program in 2021, and in March 2023 at the request of the Board of Directors and the Nominating and Corporate Governance Committee, in connection with the Company's continued focus on risk management, the Company engaged an independent ERM expert to evaluate and assess the ongoing growth and maturity of the Company's ERM program and to make recommendations for areas of additional enhancement by management. The maturity assessment, once concluded, will assist the Board of Directors and management in further developing the Company's program governance and strategies for assessing, monitoring and managing current and emerging risks.

We believe the current leadership structure of the Board of Directors supports the risk oversight functions described above by providing independent leadership at the committee level, with ultimate oversight by the full Board of Directors as led by the Chairman of the Board of Directors and Chief Executive Officer and the Lead Independent Director.

__Compensation Risk Assessment__

As part of its oversight of our executive compensation program, the Compensation Committee considers the impact of our executive compensation program, and the incentives created by the compensation awards that it administers, on our risk profile. The Compensation Committee believes that the design and features of the compensation program mitigate the risk of misconduct or imprudent risk-taking. In addition, we review all of our compensation policies and procedures, including the incentives that they create and factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to the Company. At the Compensation Committee's direction, our Senior Vice President and Chief Financial Officer and his staff, our Vice President, General Counsel, and Secretary, and our Director of Internal Auditing, conduct a risk review assessment of our compensation programs annually, and provides the report to the Compensation Committee for its review and consideration. The findings of this year's assessment were (i) that our compensation programs are designed with the appropriate balance of risk and reward in relation to our overall business strategy and (ii) that the balance of compensation elements discourages excessive risk taking and therefore the risks arising from our compensation policies and practices for employees are not reasonably likely to have a material adverse effect on the Company. The risk assessment also concluded that the performance measures and performance targets do not encourage excessive or unnecessary risk-taking. The Compensation Committee considers the attributes of our programs which include:

• the balance between annual and longer-term performance opportunities;

• the balance between performance-based and non-performance-based pay;

• the alignment of our programs with business strategies focused on long-term growth and sustained shareholder value, ensuring the performance goals established for senior management reflect the objectives set by the Compensation Committee to increase focus on the achievement of the Company's strategic plan;

• the alignment of our programs with our stakeholders including customers, suppliers, investors and employee communities by supporting a sustainable supply chain through our high environmental, social, corporate governance and ethical standards;

• the Company's strong corporate values and ethical business practices and policies that include a code of conduct, a global compliance program, and programs that support supply chain integrity;

• the placement of an appropriate portion of our executive pay "at risk" and dependent upon the achievement of specific corporate and individual performance goals that are aligned with our strategic objectives and are objectively determined with verifiable results. These corporate goals have pre-established threshold, target and maximum award limits;

• the use of multiple performance metrics that are based on the general performance of the corporation and the use of adjusted economic profit as a risk-adjusted metric;

• the use of rolling three-year performance share units to lengthen the overall measurement period;

• the Compensation Committee's ability to exercise negative discretion and to consider non-financial and other qualitative performance factors in determining actual compensation payouts;

• stock ownership guidelines that are reasonable and align executives' short- and long-term interests with those of our shareholders;

• the recoupment policy to authorize the potential recovery or adjustment of cash incentive awards and long-term equity awards paid to named executive officers and other recipients in the event there was a restatement of incorrect financial results and upon the occurrence of certain specified events; and

• the policy prohibiting the use of hedging and derivatives trading by executives and directors.

In fiscal year 2023, the Company engaged PricewaterhouseCoopers ("PwC"), its independent compensation consultant, to review the overall design and alignment to market of our executive compensation programs, including compensation philosophy, annual and long-term incentive plans, as well as the individual components and performance measures. Following their benchmarking review and audit of the Company's executive compensation, PwC found that the Company's executive programs were aligned with the Company's peer group and the industry in which the Company competes.

Committees of the Board

__Audit Committee__

The Audit Committee provides independent, objective oversight of the Company's financial reporting and internal control processes. The primary responsibilities of the Audit Committee include the review of the scope and the results of the work of the Company's independent registered public accounting firm and internal auditors; the review of the adequacy of internal accounting controls; the selection, appointment, compensation, and oversight of our independent registered public accounting firm; and oversight of the Company's information security risk management program. The Audit Committee operates under a written charter last amended by the Board of Directors on April 19, 2021. The Audit Committee's charter is available under the "Investors-Governance" section of our Internet website at *https://investor.universalcorp.com/governance/ governance-documents/*.

The members of the Audit Committee are Messrs. Lawton (Chairman), L. Freeman, Tullidge, Schick (effective April 2023), and Ms. Williams. The Board of Directors has determined that each of the Audit Committee members is independent as defined under the applicable independence standards set forth in regulations of the SEC and the NYSE listing standards. The Board of Directors has also determined that all of the Audit Committee members are financially literate as defined by the NYSE listing standards. Finally, in accordance with the applicable regulations of the SEC, the Board of Directors has further determined that the Audit Committee contains at least one "audit committee financial expert" as defined by such regulations. That person is Mr. Lawton, the Chairman of the Audit Committee. The fact that the Board of Directors did not identify additional Audit Committee members as "audit committee financial experts" does not in any way imply that other members do not meet that definition.

The Audit Committee met seven times during fiscal year 2023. Additional information with respect to the Audit Committee is discussed below in the section entitled "Audit Information" on page 81 of this Proxy Statement.

__Compensation Committee__

The current members of the Compensation Committee are Messrs. Johnson (Chairman), L. Freeman, Lawton, Sledd (effective April 2023) and Mrs. Cantor. The Compensation Committee performs the responsibilities of the Board of Directors relating to compensation of our executives, including establishing and maintaining a competitive compensation program for our directors and executives in order to attract, retain and motivate key contributors to our success. The Compensation Committee's responsibilities include, among others, reviewing and setting or approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other executive officers, evaluating the performance of the Chief Executive Officer and our other executive officers in light of those goals and objectives, and determining and approving compensation levels for the Chief Executive Officer and our other executive officers based on this evaluation; making recommendations to the Board of Directors with respect to annual and long-term incentive compensation plans; evaluating the performance of, and determining the salaries, incentive compensation, and executive benefits for senior management; and administering our equity-based and other executive compensation plans. The Compensation Committee also has oversight over the Company's benefits, retention and development processes, including the periodic review of the Company's succession planning and leadership development program.

On April 9, 2019, the Board of Directors approved changes to the Company's Bylaws and to the charter of the formerly-named Executive Compensation, Nominating and Corporate Governance Committee. The purpose of the approved changes was, in part, to divide the Executive Compensation, Nominating and Corporate Governance Committee into two committees: the Compensation Committee and the Nominating and Corporate Governance Committee. The Board approved such changes in consideration of best practices with respect to corporate governance by creating a separate committee dedicated to corporate governance and director nominating responsibilities. Such changes also resulted in the Compensation Committee being dedicated to compensation matters. The Compensation Committee operates under the written charter amended and approved by the Board of Directors on April 9, 2019. The charter, as well as the Company's amended Bylaws, are available under the "Investors-Governance" section of our Internet website at *https://investor.universalcorp.com/governance/ governance-documents/*.

The Chairman of the Compensation Committee works with management to establish the agenda for Compensation Committee meetings. Data and materials are prepared for review by the Compensation Committee using market data from both broad-based and targeted national and regional compensation surveys. Competitive industry analysis is enhanced through review of peer company proxy data, professional research consortiums, and nationally recognized compensation databases provided by the Compensation Committee's external compensation consultant.

The Compensation Committee periodically meets with certain members of management in order to assess progress toward meeting long-term objectives approved by the Board of Directors. The Compensation Committee reviews the performance and compensation of the Chief Executive Officer with input from both the full Board of Directors and the Chief Executive Officer's self-evaluation. The Compensation Committee approves the compensation of the other executive officers, based upon the evaluation and recommendation of the Chief Executive Officer. Where it deems appropriate, the Compensation

Committee engages its independent compensation consultant or other appropriate advisors to analyze compensation trends and competitiveness of pay packages and to support the Compensation Committee's duty to establish each of the executive officers' targeted overall compensation levels.

The Compensation Committee reports regularly to the Board of Directors on matters relating to the Compensation Committee's responsibilities. For additional information regarding the compensation-related activities of the Compensation Committee, see the sections entitled "Compensation Discussion and Analysis" and "Report of the Compensation Committee" on pages 32 and 50 of this Proxy Statement, respectively.

The Board of Directors has determined that the members of the Compensation Committee are "non-employee directors" (within the meaning of Rule 16b-3 of the Exchange Act), "outside directors" (within the meaning of former Section 162(m) of the Internal Revenue Code) and "independent directors" (as defined under the applicable NYSE listing standards and our Corporate Governance Guidelines). In addition, no Compensation Committee member is a current or former employee of the Company or any of its subsidiaries. While the Compensation Committee's charter does not specify qualifications required for members, Mr. Johnson has been a member of other public company boards of directors and is a former chief executive officer of public companies; Mr. L. Freeman has extensive experience as a former senior executive officer of a large international tobacco products manufacturer; Mrs. Cantor possesses extensive legal, investment, and financial skills as well as significant public company directorship experience; Mr. Sledd has had significant board member experience and served as chief executive officer of multiple corporations; and Mr. Lawton has had significant experience as a senior executive of a public company. The Compensation Committee met four times during fiscal year 2023.

In performing its responsibilities with respect to executive compensation decisions, the Compensation Committee receives information and support from our human resources department, and a nationally-recognized executive compensation consultant. PwC has served as the independent executive compensation consultant since March 2022. PwC had aggregate fees of $82,000 for their executive compensation consulting services. In fiscal year 2023, PwC provided other consulting services for the Company which included a variety of tax analysis and support services for aggregate fees of $139,398. These services are managed by separate groups within PwC and have no reporting responsibility to the executive compensation group. For more information with respect to the Compensation Committee's compensation consultant, see "Compensation Discussion and Analysis" beginning on page 32 of this Proxy Statement.

Executive Committee

The Executive Committee has the authority to act for the Board of Directors on most matters during the intervals between Board of Directors meetings. Their actions are subject to ratification by the Board of Directors at its next scheduled meeting. The members of the Executive Committee are Messrs. G. Freeman (Chairman), L. Freeman, Johnson and Lawton. The Executive Committee met three times during fiscal year 2023.

Finance and Pension Investment Committee

On April 9, 2019, the Board of Directors approved changes to the Company's Bylaws and to the charters of the formerly named Finance Committee and Pension Investment Committee. The purpose of the approved changes was, in part, to combine the Finance Committee and the Pension Investment Committee into one committee: the Finance and Pension Investment Committee. The Board approved such changes in consideration of certain overlapping interests between the two former committees, as well as efficiencies with respect to the functions of the two separate committees. The Finance and Pension Investment Committee operates under the written charter approved by the Board of Directors on April 9, 2019. The charter, as well as the Company's amended Bylaws, are available under the "Investors-Governance" section of our Internet website at *https://investor.universalcorp.com/governance/governance-documents/*.

The Finance and Pension Investment Committee has the responsibility of establishing our financial policies and controlling our financial resources. In addition, it retains and monitors the performance of an investment manager and, with the assistance of the investment manager, establishes investment objectives and policies, and monitors the performance of investments, of the retirement plans and other qualified employee benefit plans of Universal Leaf Tobacco Company, Incorporated, which we refer to as Universal Leaf. The members of the Finance and Pension Investment Committee are Mr. Sledd (Chairman), Mrs. Cantor, Messrs. G. Freeman, Schick (effective April 2023), Tullidge and Ms. Williams. The Finance and Pension Investment Committee met five times during fiscal year 2023.

Nominating and Corporate Governance Committee

As noted above, on April 9, 2019, the Board of Directors approved changes to the Company's Bylaws and to the charter of the formerly-named Executive Compensation, Nominating and Corporate Governance Committee. The purpose of the approved changes was, in part, to divide the Executive Compensation, Nominating and Corporate Governance Committee into two committees: the Compensation Committee and the Nominating and Corporate Governance Committee. The Board approved such changes in consideration of best practices with respect to corporate governance by creating a separate committee dedicated to corporate governance and director nominating responsibilities. The Nominating and Corporate Governance Committee operates under the written charter approved by the Board of Directors on April 9, 2019, and last amended April 18, 2023, to reflect the oversight role with respect to the administration of the Company's enterprise risk management program. The charter, as well as the Company's amended Bylaws, are available under the "Investors-Governance" section of our Internet website at *https://investor.universalcorp.com/governance/governance-documents/*.

The Nominating and Corporate Governance Committee performs a two-fold function. First, the Nominating and Corporate Governance Committee is responsible, subject to approval of the Board of Directors, for determining and developing criteria for Board of Directors membership, for identifying specific individuals qualified to be members of the Board of Directors, and for making recommendations to the Board of Directors with respect to such nominations. Second, the Nominating and Corporate Governance Committee is responsible for developing and recommending to the Board of Directors a set of corporate governance principles applicable to the Company, overseeing the Company's environmental and social responsibility and sustainability programs and practices, and overseeing the evaluation of the Board of Directors and its acting committees. The Nominating and Corporate Governance Committee monitors developments in, and makes recommendations to the Board of Directors concerning, corporate governance practices, including following regulatory and legislative developments, and considers corporate governance best practices in performing its duties. In addition, in relation to its responsibilities with respect to corporate governance, the Nominating and Corporate Governance Committee was delegated responsibility by the Board of Directors in 2021 for overseeing the administration of the Company's enterprise risk management program. The members of the Nominating and Corporate Governance Committee are Mrs. Cantor (Chairman), Messrs. Johnson, Schick (effective April 2023), Sledd, Tullidge and Ms. Williams. The Nominating and Corporate Governance Committee met five times during fiscal year 2022.

The Nominating and Corporate Governance Committee periodically assesses whether any vacancies on the Board of Directors are expected due to retirement or otherwise, and whether any additional directors should be added in order to enhance or supplement any skills, expertise, background or other factors of the then-current Board of Directors. Assessing retirements is largely a function of identifying the age of existing directors and the years in which their terms will expire. In conjunction with the Nominating and Corporate Governance Committee's evaluation of benchmarking statistics on board refreshment practices in 2021 as well as Board of Directors succession risk and current practices with respect to director retention, the Board of Directors amended our Corporate Governance Guidelines to increase the director retirement age from 72 to 75 years. Other vacancies, or the need to increase the size of the Board of Directors and nominate additional directors, are less predictable and require the Nominating and Corporate Governance Committee to maintain their vigilance throughout the year. When vacancies or additions are anticipated, the Nominating and Corporate Governance Committee employs several methods for identifying and evaluating director nominees. They consider candidates for Board of Directors membership suggested by its members, other Board of Directors members, by management, and they will also consider candidates suggested by our shareholders. The Nominating and Corporate Governance Committee also has the authority to retain a third-party search firm to identify candidates should the Nominating and Corporate Governance Committee deem it necessary based upon the director membership criteria described in the Corporate Governance Guidelines and the Nominating and Corporate Governance Committee's own assessment of the perceived needs of the Board of Directors at that point in time. Shareholders entitled to vote for the election of directors may submit candidates for formal consideration by the Nominating and Corporate Governance Committee in connection with an Annual Meeting if we receive timely written notice, in proper form, for each such recommended director nominee. If the notice is not timely and in proper form, the nominee will not be considered by the Nominating and Corporate Governance Committee. To be timely for the 2024 Annual Meeting, the notice must be received within the time frame set forth in the section entitled "Proposals for 2024 Annual Meeting" on page 89 of this Proxy Statement. To be in proper form, the notice must include each nominee's written consent to be named as a nominee and to serve if elected, and information about the shareholder making the nomination and the person nominated for election. These requirements are more fully described in our Bylaws and Corporate Governance Guidelines.

The Nominating and Corporate Governance Committee evaluates all director candidates in accordance with the director membership criteria described in the Corporate Governance Guidelines. The Nominating and Corporate Governance Committee does not differentiate between Board of Directors candidates submitted by shareholders and candidates submitted by its members, other Board of Directors members or by management with respect to evaluating candidates. To facilitate the Nominating and Corporate Governance Committee's assessment of identified candidates and the current skills and criteria of the Board of Directors, they use a skills matrix tool that incorporates the various criteria the Committee deems most relevant and applicable in the context of an assessment of the perceived needs of the Board of Directors at that point in time. The skills matrix tool can contain criteria such as broad-based business skills and experience, leadership experience, prior public or private company board experience, prominence and reputation in a relevant profession, global business and social perspective, concern for the long-term interests of the shareholders, knowledge of our industry or related industries, diversity, and personal and professional integrity, ethics, and judgment. The needs of the Board of Directors change from time to time, therefore the Nominating and Corporate Governance Committee reviews and, if necessary, amends the skills matrix tool at least annually and evaluates the totality of the merits of each prospective nominee that it considers. Due to the dynamic nature of the Nominating and Corporate Governance Committee's evaluation and assessment process, as well as the evolving needs and strategies of the Company, we have not established specific minimum qualifications that must be met by potential new directors. The Board of Directors, however, believes that as a matter of policy there should be a substantial majority of independent directors on the Board of Directors. The Nominating and Corporate Governance Committee will also seek to ensure that the Board of Directors, and consequently the Audit Committee, have at least three independent members that satisfy the NYSE financial and accounting experience requirements and at least one member who qualifies as an audit committee financial expert.

It also is important to the Nominating and Corporate Governance Committee that the members of the Board of Directors work together in a cooperative fashion. When considering a director standing for re-election as a nominee, in addition to the assessment process described above, the Nominating and Corporate Governance Committee also considers that individual's past contribution and future commitment to us.

After completing potential director nominees' evaluations, the Nominating and Corporate Governance Committee makes a recommendation to the full Board of Directors as to the persons who should be nominated by the Board of Directors, and the Board of Directors determines the nominees after considering the recommendation and report of the Nominating and Corporate Governance Committee. There is no difference in the manner by which the Nominating and Corporate Governance Committee evaluates prospective nominees for director based upon the source from which the individual was first identified.

The robust practices and processes described above regarding Board of Directors refreshment, reconciling the evolving needs and strategies of the Company and the skills and criteria of the Board of Directors, and new director identification, assessment and evaluation, were successfully followed during fiscal year 2023 resulting in the approval of Mr. Arthur J. Schick, Jr. to the Board of Directors effective April 1, 2023. Considering the Company's creation and expansion of its plant-based ingredients platform, the Nominating and Corporate Governance Committee sought to expand the size of the Board of Directors to add a new director with experience in the food and beverage ingredients industry. They believed adding a director with expertise in the industry would benefit the Company and complement our growth strategy in this market segment and for our Ingredients Operations segment. The Nominating and Corporate Governance Committee created a tailored director search profile using their then-current skills matrix tool and their assessment of the relevant criteria, skills and characteristics needed for the new director nominee. At the Nominating and Corporate Governance Committee's request, the Company engaged a nationally recognized executive search firm with deep experience in the ingredients industry to conduct an international search for qualified candidates using the tailored director search profile. The search process resulted in Mr. Schick being identified and recommended as a candidate, and the Board of Directors concluded the process by appointing him to the Board of Directors effective April 1, 2023.

Due in part to the addition of Mr. Schick to the Board of Directors, and as explained more fully in Proposal One, "Election of Directors" on page 8 of this Proxy Statement, we were required to take action to reassign directors to our three classes to ensure that each of the three classes consists of three directors. For that reason, five directors were recommended by the Nominating and Corporate Governance Committee for nomination for election at the Annual Meeting. Ms. Williams and Messrs. Johnson and Schick were each recommended by the Nominating and Corporate Governance Committee for nomination for election at the Annual Meeting as directors to serve a three-year term and Messrs. G. Freeman and L. Freeman were each recommended by the Nominating and Corporate Governance Committee for nomination for election at the Annual Meeting as directors to serve a two-year term, until their respective successors are elected and qualified, or until their earlier resignation or removal. The Nominating and Corporate Governance Committee did not receive any Board of Director recommendations from any shareholder in connection with the Annual Meeting.

Annual Meeting Attendance

We expect and encourage each member of the Board of Directors to attend our Annual Meetings in person when it is reasonably practical for the director to do so. When a Board member's attendance in person is not possible, he or she may attend the Annual Meeting by telephone or electronic means. All persons serving as Board members at the time attended the Company's 2022 Annual Meeting of Shareholders.

Board's Role in Environmental, Social and Governance (ESG) Matters

Corporate responsibility is an important priority for the Board of Directors and the Company. We have a long history of strong commitment to being an ethical and responsible company acting with integrity and respect for each other, the communities in which we operate and the environment. As part of that commitment, we have a fundamental responsibility to our stakeholders to set high standards of social and environmental performance to support a sustainable supply chain and operations. The Company's Board of Directors and executive leadership review, approve and implement our strategy and goals associated with ESG and the Company's sustainability practices, and we believe these practices help us perform successfully in our industry. Universal is proud of the commitment we made to stakeholders in 2019 to report annually on sustainability topics that impact our business so stakeholders could better understand how we meet the high standards we set. In the same year, our Board of Directors further evidenced our commitment to sustainability by amending our Nominating and Corporate Governance Committee charter to give the Committee oversight of our Environmental, Social and Governance ("ESG") programs and practices, including considering potential long and short-term trends and impacts that environmental and social responsibility and sustainability issues may have related to the Company's business.

The Nominating and Corporate Governance Committee is also responsible for overseeing the Company's public reporting on ESG programs and practices. The Company's current programs and practices are comprehensively discussed on our Internet website in our "Practices" section at *http://www.universalcorp.com/Practices* and our "Impact" section at *http://www.universalcorp.com/Impact*, and in our publicly released annual Sustainability Reports. Our annual Sustainability Reports build upon our existing communications with metrics, facts, targets and figures that represent our business throughout the world, and touch on such important issues as supply chain integrity, environmental impacts, social impacts and good agricultural practices. Our 2022 Sustainability Report is our most current report, having been publicly released in December 2022, and we encourage you to read it. Data disclosed in the 2022 Sustainability Report reflects activities that occurred during fiscal year 2022 and had been prepared in accordance with the GRI Standards: Core option and the Agricultural Products SASB standard. We intend to publicly release our 2023 Sustainability Report in December 2023, which will build on the disclosures, metrics and targets included in our 2022 Sustainability Report.

In addition to the 2022 Sustainability Report, the Company has implemented other ESG policies and procedures, including our Environmental Policy, our Human Rights Policy and our Health and Safety Policy. Our Board of Directors and Nominating and Corporate Governance Committee approve our policies and Sustainability Reports, which can be found on our website in our "Practices-Governmental Performance" and "Practices-Social Responsibility" sections at *http://www.universalcorp.com/Practices/EnvironmentalPerformance* and *http://www.universalcorp.com/Practices/SocialResponsibility*.

The Board of Directors believes reporting and engaging on our ESG programs and practices is important to our stakeholders' understanding of our commitment and dedication. We are proud to have been recognized as a 2022 Supplier Engagement Leader by CDP, a nonprofit charity that runs a global disclosure system for investors, companies, cities, states and regions to manage their environmental impacts. This is the second straight year the Company has earned Supplier Engagement Leader recognition. The CDP's Supplier Engagement Rating (SER) system independently evaluates how effectively companies are engaging their suppliers on climate change, using the CDP's annual climate change questionnaire that covers governance, targets, scope 3 emissions, and value chain engagement. The top 8% of assessed companies were selected as 2022 Supplier Engagement Leaders.

Human Capital Management

Our employees are among our most important resources and we rely on them to execute our business plan with integrity and efficiency. Investing in human capital is critical to our continued success. Our employees enable us to be a leading global supplier of leaf tobacco and other agri-products. We strive to foster a diverse and inclusive workplace; attract, retain, and develop talented personnel; and keep our employees safe and healthy.

As of March 31, 2023, we employed more than 28,000 employees, operating in over 30 different countries across five continents. Approximately 60% of our employees are seasonal and approximately 40% are full-time employees. Almost 50% of our employees are female and more than 18% of our managers are female. Globally, Universal has twelve collective bargaining agreements in place, covering approximately 57% of our workforce. The sizeable seasonal nature of our global workforce makes these numbers fluctuate throughout the year. The above percentages reflect our workforce on March 31, 2023.

We are a multinational and multicultural organization, with employees and operations located around the world, and we are committed to maintaining a diverse and inclusive workplace. Only around 5% of our employees are located in the United States. Almost all of our employees are from the same country in which our operations are located. Our expatriate hires represent less than 0.5% of our workforce, and they are hired due to their essential professional knowledge necessary to the operation of our business.

Our Board of Directors believes that human capital management is an important component of our continued growth and success and is essential to our ability to attract, retain, and develop talented and skilled employees. We pride ourselves on a culture that respects co-workers and values concern for others. Our Nominating and Corporate Governance Committee and our Compensation Committee both have important roles with respect to human capital management. The Nominating and Corporate Governance Committee oversees and reviews our ESG programs, which include important policies and practices related to human rights, diversity and inclusion, prohibitions against discrimination, employee health and safety, and other policies related to our workforce. The Compensation Committee has oversight of compensation, benefits, and retention and development processes, including an annual review of the Company's succession planning and leadership development program.

We maintain a variety of initiatives, programs and practices to support our workforce. We offer our employees competitive base salaries and wages, and we have a salary administration process where we regularly review and adjust our employees' total compensation and benefits when warranted to ensure they are competitive in our industry and are aligned with our performance. In addition, we believe employee benefits are an essential component of our total compensation package. Each of our global operations provides benefits that are designed to attract and retain our employees. These benefits vary depending on the location, seniority and employment status of our employees, and can include medical insurance, long-term disability insurance, retirement benefits, and similar programs.

In the United States, benefits to our employees include medical, dental, disability and life insurance, flexible spending accounts, and a 401(k) Savings Plan with a 5% match and immediate vesting. We provide a health care advocacy service to assist our employees with various medical needs as they make these decisions, and we provide a mental health and financial counseling program for our employees and their families. We also offer other benefits which may vary by location, but which include performance, holiday, attendance and other bonus opportunities, retirement plans, a tuition assistance program (offering assistance up to 75%) as well as a 501(c)(3) matching gift program to benefit communities in which our employees work and reside.

As a requirement of our human capital management approach, we keep the health and safety of our employees at the forefront of our business efforts. We are committed to the prevention of injury and illness in the workplace through strong health and safety management, employee empowerment and accountability, and strict compliance with health and safety regulations. Our programs are designed to influence our Company's culture through employee engagement and leadership behavior. We pair our improved health and safety management system with a strong database reporting tool to allow all Universal facilities to track their local occupational health and safety performance and that of the entire company. These reports allow our global teams to analyze the insights collected from our health and safety system immediately to support compliance and promote continuous improvement. We also utilize other health and safety initiatives to ensure our facilities remain safe for our employees. We established health and safety key performance indicators ("KPIs") across our tobacco factory and agronomy operations. Each factory carries out an in-depth data analysis of prior data and implements KPIs for improvement and monitoring. By giving employees a goal to achieve and monitor, they will be more engaged in what they do and better able to help us succeed. Our "fresh eyes" approach to workplace safety involves inviting colleagues from different facilities to share in cross-auditing tasks. In addition to corporate audits, we encourage this regional cross-auditing to promote a collaborative framework and drive our employee safety programs forward.

Employee training and development of both technical and leadership skills are also integral aspects of our human capital strategy. We provide employees with a range of development opportunities that vary by location and seniority of employees, such as online training, live classes, and mentoring to assist with career advancement. These programs often include safety and technical job skill training as well as soft-skill programs focused on communication and change management. Development of leadership skills is also a priority and is specialized for different levels of employees. For example, members of management in our global operations participate in our succession planning programs, which include the identification of employees who are offered development opportunities for career advancement. To further develop leadership skills, we also maintain specific leadership programs for aspiring leaders and new supervisors, managers, and directors.

We support our employees outside of work through a variety of initiatives and strongly believe that our success relies on the prosperity of the communities in which we operate. We fund various programs that enhance local communities, economies and cultures. For example, in numerous locations we support projects designed to impact our employees and their families such as establishing health clinics and wellness programs to assist our employees, administering after school care for schoolchildren, or funding local cultural events. Ultimately, we recognize our impact extends beyond the workplace and are proud to engage as both active corporate citizens and leaders in our neighborhoods, communities, and countries. We publicly disclose additional information about our community support activities each year in our Sustainability Report.

We are committed to protecting the human rights of our employees and have policies in place to support this effort, including those relating to whistleblowing, harassment, equal employment and compliance with local labor laws. Our Board of Directors also adopted our Code of Conduct and Anti-Corruption Compliance Manual to promote ethical behavior throughout the Company and address violations of ethical standards. The Code and Manual have been translated into 17 languages and apply directly to all officers, directors and non-seasonal employees in the Universal family of companies. The Board of Directors also adopted our Human Rights Policy, which defines the high ethical and social standards we implement across our global operations. We support these rights and programs through compliance communications, face-to-face and online training, and through an anonymous compliance hotline that we maintain globally. Our compliance hotline is available to all our employees worldwide, and any other interested parties 24 hours a day, 7 days a week, by internet or phone. The Board of Directors oversees our global compliance program and receives reports from our Chief Compliance Officer at each scheduled Board of Directors meeting.

COMPENSATION DISCUSSION AND ANALYSIS

Fiscal Year 2023 Compensation Discussion and Analysis

This Compensation Discussion and Analysis and the executive compensation tables that follow describe the compensation of the Company's named executive officers:

- George C. Freeman, III, Chairman, President and Chief Executive Officer;
- Airton L. Hentschke, Senior Vice President and Chief Operating Officer;
- Johan C. Kroner, Senior Vice President and Chief Financial Officer;
- Preston D. Wigner, Vice President, General Counsel and Secretary; and
- Theodore G. Broome, Executive Vice President and Sales Director, Universal Leaf.

We refer to these five executives as our named executive officers. Information about named executive officers' salaries and any changes thereto in fiscal year 2023 can be found under "Base Salaries" on page 43. Information about annual cash incentive targets and awards appears under "Annual Cash Incentive Awards" beginning on page 44. Information about long-term targets and awards appears under "Long-Term Equity Participation" beginning on page 46.

Executive Summary


Guiding Philosophy


Universal Corporation is a global business-to-business agri-products supplier to consumer product manufacturers, operating in over 30 countries on five continents. We strive to be the supplier of choice for our customers by leveraging our farmer base, our commitment to a sustainable supply chain, and our ability to provide high-quality, customized, traceable, value-added agri-products essential for our customers' requirements. We find innovative solutions to serve our customers and have been meeting their agri-products needs for more than 100 years. Our principal focus since our founding in 1918 has been tobacco, and we are the leading global leaf tobacco supplier. The largest portion of our business involves procuring and processing flue-cured, burley, and dark air-cured leaf tobacco for manufacturers of consumer tobacco products. Through our plant-based ingredients platform, we provide a variety of value-added manufacturing processes to produce high-quality, specialty vegetable and fruit-based ingredients as well as botanical extracts and flavorings for human and pet food end markets. We do not manufacture any direct-to-consumer products. Our executive compensation program reflects a strong tie of pay to performance in order to link the interests of executive officers to the interests of shareholders and promote the creation of long-term shareholder value.

The goal of our executive compensation and benefits program is to attract, motivate, reward, and retain the management talent required to achieve our business objectives, at compensation levels that are fair, equitable and competitive with those of comparable companies. This goal is furthered by the Compensation Committee's policy of linking compensation to individual and corporate performance and by encouraging significant stock ownership by senior management in order to support our business strategy and align the financial interests of management with those of the shareholders.

The following objectives serve as guiding principles for our compensation decisions:

- compensation should be set based on the responsibilities, skills, experience and achievements of each executive officer, taking into account competitive market rates;
- compensation should be linked to strategic objectives and to individual and corporate performance by aligning our incentive programs to operational and financial performance, which we define in terms of economic performance and increases in shareholder value;
- there should be an appropriate mix and weighting among base salary, cash incentives and equity awards, such that an adequate amount of each executive officer's total compensation is performance-based or "at risk." Further, as an executive's responsibilities increase, the portion of "at risk" compensation for the executive should increase as a percentage of total compensation;
- strong emphasis should be placed on equity-based compensation and equity ownership in order to align the financial interests of management with those of the shareholders and to ensure the proper focus on long-term business strategies;
- compensation should avoid any arrangements that pay for failure;
- compensation programs should be designed to provide appropriate performance incentives without encouraging executives to take excessive risks in managing the business and which emphasize our commitment to our core values;
- strong emphasis on equity compensation also reinforces other long-term business goals including our commitment to our employees, customers, investors, farmers, suppliers, and local communities, through our high ethical, social and environmental standards and other ESG objectives in supporting our sustainable operations and supply chain as publicly disclosed in our 2022 Sustainability Report; and
- compensation goals and objectives should be transparent and easy to communicate, both internally and externally. Shareholders should be supplied with clear, comprehensive compensation disclosure.

Company Performance

Fiscal year 2023 was highlighted by strong earnings performance in our Tobacco Operations segment and investments to increase the capabilities of the Ingredients Operations segment by adding sales and research and development resources. Consolidated revenues increased by $466.2 million (22%) over the prior fiscal year, as revenues from our Tobacco Operations segment increased $422.5 million and were coupled with $43.8 million increase in sales for our Ingredients Operations segment.

Fiscal year 2023

Net income for the fiscal year ended March 31, 2023, was $124.1 million, or $4.97 per diluted share, compared with $86.6 million, or $3.47 per diluted share, for the prior fiscal year. The results for the fiscal year ended March 31, 2023 included:

- $5.0 million of interest income associated with a favorable final tax ruling in Brazil;
- $1.8 million interest expense reversal related to an uncertain tax position that was resolved with sale of the idled tobacco operations in Tanzania;
- $24.3 million income tax benefit associated with a favorable final tax ruling in Brazil; and
- $1.2 million of income taxes related to the sale of the idled tobacco operations in Tanzania.

Combined, these items increased diluted earnings per share by $1.20 for the fiscal year ended March 31, 2023.

Fiscal year 2022

Net income for the fiscal year ended March 31, 2022, was $86.6 million, or $3.47 per diluted share, compared with $87.4 million, or $3.53 per diluted share, for the prior fiscal year. The results for the fiscal year ended March 31, 2022 included:

- $4.6 million of transaction and acquisition purchase accounting costs for the Shank's Extracts, LLC ("Shank's Extracts") acquisition;
- $7.9 million of restructuring and impairment costs, mainly for the Tobacco Operations segment;
- $2.5 million for reversal of a portion of the contingent consideration for the FruitSmart, Inc. ("FruitSmart") acquisition; and
- $2.2 million of interest and tax benefits related to a final tax ruling for a foreign subsidiary.

Combined, these items reduced diluted earnings per share by $0.32 for the fiscal year ended March 31, 2022.

Consolidated operating income was $181.1 million for fiscal year 2023, an increase of $20.8 million compared to the prior fiscal year.

The combined Tobacco and Ingredients Operations reportable segments operating income, which includes equity in pretax earnings (loss) of unconsolidated affiliates and excludes restructuring and impairment costs, was $183.5 million for the fiscal year ended March 31, 2023, an increase of $9.1 million from the prior fiscal year.

The following charts show a five-year history of our diluted earnings per share and our operating income:



- During fiscal year 2023, we utilized $10.6 million in net cash flows from our operations and returned $80.8 million to shareholders through dividends and share repurchases.

- Over the last three fiscal years, we have generated over $250 million in net cash flow from operations and returned approximately $236 million to shareholders through a combination of dividends and share repurchases.

- Net debt as a percentage of net capitalization was approximately 35% at March 31, 2023, up from 32% at March 31, 2022, primarily reflecting lower cash balances and higher borrowings to fund increased working capital requirements. Our net debt as a percentage of total capitalization remains at a manageable level.

The following charts show a five-year history of our net cash flow from operations, our funds returned to shareholders, and our net debt as a percentage of net capitalization.

 



- In May 2018, we announced an enhanced capital allocation strategy that included a 36% increase in the dividend, raising our annual per share dividend to $3.00. Based on the March 31, 2023 closing price of our Common Stock, as quoted on the NYSE, our dividend yield was 5.97%. In May 2023, we announced our 53rd consecutive annual dividend increase, increasing our annual Common Stock per share dividend to $3.20.

The following charts show a five-year history of our dividends declared per share of Common Stock and the market price of our Common Stock on the last business day of each fiscal year:

 

- We continued to advance our goal of providing compliant leaf produced in a sustainable and competitive manner for our customers, and we maintained our position as the leading global leaf tobacco supplier. We have also been positioning our company for the future by investing in and strengthening our plant-based agri-products services platform.

Cumulative TSR of the Company and Cumulative TSR of the Peer Index

We believe our compensation philosophy is appropriate and aligned with the interests of our shareholders, as demonstrated by our Common Stock performance. The following performance graph compares the cumulative total shareholder return on our Common Stock for the last three fiscal years with the cumulative total return for the same period of the Standard & Poor's Smallcap 600 Index (the "Peer Index"). The graph assumes that $100 was invested in Universal Corporation's Common Stock at the end of the Company's 2020 fiscal year, and in each of the comparative indices, in each case with dividends reinvested.



Executive Compensation

The Compensation Committee, Board of Directors and management of the Company take pride in our compensation program that attracts and retains top management talent, reinforces ownership, and is designed to drive company performance as a basis for compensation. Our executive compensation program primarily consists of moderate base salary and variable at-risk annual cash and equity incentive awards that are benchmarked to the 50th percentile of the peer group market. While the Compensation Committee utilizes market data and other statistical information on executive compensation, it recognizes its responsibility to avoid the tendency to permit benchmarking to be a contributor to escalating executive compensation. Over the last five years, the base salary of our Chief Executive Officer has increased by an average of only 3.2% per year. For fiscal year 2024, increases in the total direct opportunity compensation of our Chief Executive Officer and our named executive officers were 4.5%.

The following charts show the relative components of total compensation for our Chief Executive Officer and our other named executive officers in terms of Base Salary, Short-Term Performance Pay, and Long-Term Performance Pay:



Chief Executive Officer (1)
Base Salary
Short-Term Performance Pay
Long-Term Performance Pay
21%
35%
44%

Other Named Executive Officers (1) (2)
Base Salary
Short-Term Performance Pay
Long-Term Performance Pay
29%
35%
36%

(1) Base Salary is the actual amount paid in fiscal year 2023. Short-Term Performance Pay is the actual amount earned in fiscal year 2023 based on performance. Long-Term Performance Pay is the value on the grant date of restricted stock units and performance share units awards granted in fiscal year 2023. See Summary Compensation Table for the amounts of all elements of reportable compensation described in this section.

(2) This chart excludes the Chief Executive Officer.

No one form of compensation will perfectly align the financial interests of senior management with those of the shareholders, but we believe our long-and short-term incentive programs play a significant role in striving to achieve the appropriate balance. Our annual cash incentive payments under the Annual Incentive Plan (i.e. our Short-Term Performance Pay) are based on the Company's achievement against pre-established performance goals for adjusted diluted earnings per share and adjusted economic profit which we believe are representative of our overall performance. Stock ownership, supported by our equity awards program (i.e., our Long-Term Performance Pay), is the most effective way to ensure that management is properly motivated to create long-term shareholder value. To that end, we maintain robust stock ownership guidelines applicable to all named executive officers and other executive officers. As of the record date, June 6, 2023, all of our current named executive officers, except Mr. Kroner, who became a named executive officer as of September 1, 2018, are in excess of their ownership targets and collectively hold beneficial ownership of approximately 2.4% of our Common Stock. Our named executive officers in the aggregate beneficially own as of the record date approximately $30.8 million of Common Stock equating to approximately ten times their combined base salaries. As significant long-term shareholders, our executives are exposed to the same risks as are our investors.

We are positioning our company for the future by investing in and strengthening our plant-based ingredients platform, while maintaining our position as a leading global leaf tobacco supplier and providing shareholder value. We have previously announced our capital allocation strategy that focuses on our four strategic priorities in support of these objectives: strengthening and investing for growth in our leaf tobacco business; increasing our strong dividend; exploring growth opportunities for our plant-based ingredients platform and returning excess capital through share repurchases. In fiscal year 2023, tobacco shipments were strong as logistics constraints eased, and our plant-based ingredients platform continued to perform well. In addition, a favorable final income tax ruling in Brazil improved earnings. This performance corresponded overall to a weighted payout of 161.4% of an executive's individual target cash bonus opportunity based upon the pre-approved percent-of-target performance tables.

We do not use, offer, or provide our executives with many of the types of perquisites that other companies offer their executives, such as:

- personal use of corporate aircraft;
- company cars or vehicle allowances;
- membership dues in social organizations;
- employment, severance or retention agreements; or
- excise tax gross-ups;
- other tax reimbursements.
- any other tax gross-ups;

We have a Change of Control Policy applicable to senior management. Please see the section "Change of Control Policy" on page 49 of this Proxy Statement for further information.

We have a recoupment or "clawback" provision applicable to all performance-based compensation.

We maintain a policy prohibiting hedging and derivatives trading in our Common Stock. Please see the section "Prohibitions on Hedging" on page 41 of this Proxy Statement for further information about hedges and speculative trading.

At the 2022 Annual Meeting of Shareholders, approximately 98% of the votes cast supported our executive compensation policies and procedures for our named executive officers. Given the high level of support from our shareholders, as demonstrated by the results of their vote, we did not make any significant changes in our policies or programs in response to their vote.

Compensation Committee Activities in Fiscal Year 2023

In fiscal year 2023, the Compensation Committee reviewed the existing mix, form and calibration of the executive compensation programs. Some of the significant actions the Compensation Committee undertook in fiscal year 2023 included:

- engaged PwC to perform a comprehensive program assessment of all of the Company's executive compensation plans and programs, including the program structure, the short term and long term incentive pay practices, and a pay mix analysis;
- engaged PwC to review and establish a new peer group;
- engaged PwC to perform a comprehensive assessment of the Company's Director compensation program in order to be consistent with our peer group and current market practice;
- engaged PwC to assess executive compensation and affirmed the Compensation Committee's objective of setting total direct opportunity compensation for our executives at levels competitive with the market median for executives in our peer group, comparable positions at companies of comparable size, complexity, and operational characteristics;
- reviewed and approved the Universal Corporation 2023 Stock Incentive Plan for recommendation for approval by the Company's Board of Directors, and subject to shareholder approval as set forth in this Proxy Statement;
- evaluated and reviewed compensation tally sheets of all the named executive officers providing a concise breakdown of the various components of executive compensation;
- evaluated the mix of pay to ensure that the appropriate balance among base salary, annual cash incentive, and long-term performance-based award opportunities is maintained and consistent with our peer group;
- evaluated performance metrics used by the Company and its peers and reaffirmed the use of adjusted earnings per share and adjusted economic profit as performance goals in the annual incentive plan and the 3-year average adjusted earnings per share as a performance goal in the long-term performance award program;
- reviewed and approved the performance targets and calibration ranges for adjusted earnings per share and adjusted economic profit to reflect current and anticipated business conditions and adjusted the targets and calibration ranges to ensure adequate performance stretch in the annual incentive plan and performance-based stock unit goals;
- reaffirmed that restricted stock units and performance-based stock units are appropriate forms of long-term incentive awards;
- reaffirmed the stock ownership guidelines for all of our directors, named executive officers, and other executive officers and directors of our operating subsidiary, and monitored compliance with the guidelines;
- reviewed the Company's succession planning and leadership development program to ensure continuity and development of Company leadership;
- reaffirmed the equity award program for other senior leaders;
- provided oversight and guidance of the Company's compensation risk analysis regarding the Company's assessment of potential risks arising from our compensation policies and programs;
- reaffirmed the "clawback" provision in our performance-based awards; and
- reaffirmed a commitment to provide very limited perquisites to executives.

Retaining Experts to Aid in Discharge of Duties

The Compensation Committee has sole authority to retain experts, consultants and other advisors to aid in the discharge of its duties. The Compensation Committee meets with its independent outside advisor from time to time to discuss developments and best practices and conduct assessments of executive compensation matters. All work completed by the outside advisor, whether for the Compensation Committee or management, is subject to the approval of the Compensation Committee. The Compensation Committee does not delegate authority to its outside advisor. PwC served as the Compensation Committee's independent consultant in fiscal year 2023. PwC had aggregate fees of approximately $82,000 for executive compensation services in fiscal year 2023. PwC provides consulting and valuation services to our worldwide finance and accounting teams and, in fiscal year 2023, the cost of these services was $139,398 for a variety of tax analysis and support services. The Compensation Committee assessed the independence of PwC pursuant to Item 407(e)(3)(iv) of Regulation S-K and concluded that no conflict of interest exists that would prohibit PwC from independently representing the Compensation Committee in fiscal year 2023.

Peer Group Analysis

On an annual basis, the Compensation Committee determines the total compensation target for each of our executive officers. The Compensation Committee then sets the mix of the different components of compensation desired to achieve the total compensation target. The Compensation Committee periodically requests that its outside advisor benchmark the component totals to confirm that such amounts are within reason of our peer group. The Compensation Committee, generally, targets the 50th percentile in measuring competitiveness.

During fiscal year 2023, the Compensation Committee requested that PwC review and, if necessary, update our peer group list. PwC evaluated the peer group list in order to discover relevant comparator companies not within our peer group and potentially to identify companies included in our peer group that may no longer be considered comparable. Characteristics considered in this evaluation included business sector, with a focus on companies in tobacco, packaged foods and meats and agricultural products, as well as revenue, assets, market capitalization and operational complexity. PwC recommended several changes to the peer group to better align that list with the Company in terms of the overall characteristics considered. Although the leaf tobacco industry is highly competitive, Universal and Pyxus International, Inc. are the only global, independent, publicly traded competitors. In fiscal year 2023, we adopted the peer group below:

Pyxus International, Inc.	Flowers Foods, Inc.	Hain Celestial Group, Inc.
J&J SnackFoods Corp.	Fresh Del Monte Produce Inc.	Seneca Foods Corporation
B&G Foods, Inc.	Ingredion Incorporated	Darling Ingredients, Inc.
Cal-Maine Foods, Inc.	Lancaster Colony Corporation	TreeHouse Foods, Inc.

Stock Ownership Guidelines

The Compensation Committee believes that it is important to align the interests of members of senior management with those of our shareholders. While the Compensation Committee considers this principle when determining the appropriate mix of base salary, annual cash incentive awards, and long-term equity awards, the Compensation Committee also established stock ownership guidelines that encourage the accumulation and retention of Common Stock.

Our current stock ownership guidelines for executive management are expressed as a multiple of base salary, ranging from 2.5 to 6.0 times base salary. The Compensation Committee believes this methodology provides for greater individualization of ownership guidelines. The guidelines work in concert with the long-term incentive plan and are intended to foster strong executive ownership of our Common Stock. The Compensation Committee believes that it is important to achieve and maintain these guideline amounts as minimum target levels of ownership. The Compensation Committee reviews compliance with our stock ownership guidelines on an annual basis.

Under our stock ownership guidelines, executives are expected to comply within five years from the date of the executive's appointment to a qualifying position and certain executives are provided additional time when they receive promotions that result in higher ownership targets. The guidelines apply to our named executive officers in the following manner:

	Ownership Guideline Target
George C. Freeman, III	6.0 times base salary
Airton L. Hentschke	5.0 times base salary
Johan C. Kroner	5.0 times base salary
Preston D. Wigner	4.0 times base salary
Theodore G. Broome	3.5 times base salary

Only shares beneficially owned (as defined by the SEC's rules and regulations) by our executive officers, excluding such executives' performance share units but including the executive officers' restricted stock unit awards (and corresponding dividend equivalent rights), are counted in determining compliance with the guidelines. The table below sets forth each of our named executive officers' stock holdings and value on the record date, June 6, 2023, and the ownership multiple as it pertains to the ownership guidelines.

	Shares held as of June 6, 2023	Value of Shares held as of June 6, 2023[1]	Ownership Guideline as a Multiple of Base Salary	Actual Ownership as a Multiple of Base Salary
	(#)	($)		
George C. Freeman, III	343,529	17,959,696	6.0	16.7
Airton L. Hentschke	107,536	5,621,982	5.0	8.3
Johan C. Kroner [2]	44,267	2,314,279	5.0	4.5
Preston D. Wigner	52,702	2,755,261	4.0	5.8
Theodore G. Broome	41,928	2,191,996	3.5	4.8

[1] Based on $52.28 per share, the closing price of a share of our Common Stock as quoted on the NYSE on the record date, June 6, 2023.

[2] Mr. Kroner was promoted to Senior Vice President and Chief Financial Officer as of September 1, 2018, at which time his ownership guideline increased to 5 times base salary, and he continues to have additional time to achieve his target. Mr. Kroner has held all shares and restricted stock units granted to him since that date, other than restricted stock units used to pay taxes upon vesting thereof, and will continue to hold these and future restricted stock units in order to satisfy his guideline.

All of our named executive officers are in compliance with our stock ownership guidelines at the present time. As of the record date, June 6, 2023, our named executive officers own approximately 2.4% of the outstanding Common Stock. We believe significant stock ownership is the most important factor in aligning the interests of management with those of our shareholders.

In addition, the Compensation Committee maintains stock ownership guidelines applicable to the non-employee directors. Information with respect to the non-employee directors' stock ownership guidelines is set forth in "Non-Employee Director Stock Ownership Guidelines" on page 76 of this Proxy Statement.

Limitations on Deductibility of Compensation

Section 162(m) of the Internal Revenue Code (the "Code") generally precludes a tax deduction by any publicly-held company for compensation paid to any "covered employee" to the extent the compensation paid to such covered employee exceeds $1 million during any taxable year of the Company. The Tax Cuts and Jobs Act was enacted in the United States in December 2017 and included changes to Section 162(m) of the Code effective in 2018. Prior to 2018, "covered employees" included the Chief Executive Officer of the Company and the three other highest paid officers of the Company (other than the Chief Financial Officer). For 2018 and later years, "covered employees" will include the Chief Executive Officer of the Company, the Chief Financial Officer of the Company, the three other highest paid officers of the Company and any employee who qualified as a "covered person" for any tax year beginning after 2017. For years beginning prior to January 1, 2018, the $1 million deduction limit did not apply to "qualified performance-based compensation" that is based on the attainment of pre-established, objective performance goals established under a stockholder-approved plan. Effective for the years beginning on or after January 1, 2018, there is no exception for "qualified performance-based compensation" from the Section 162(m) limitation. A transition rule however provides that the "qualified performance-based compensation" exemption will continue to apply to awards that are made on or before October 2, 2017, pursuant to a legally binding contract in effect at such time that is not materially modified thereafter. A number of requirements must be met under Section 162(m) of the Code in order for particular compensation to so qualify for the exception such that there can be no assurance that "qualified performance-based compensation" will be fully deductible under all circumstances. We believe that it is important to preserve flexibility in administering compensation programs to promote various corporate goals. Accordingly, we have not adopted a policy that all compensation must qualify as deductible under Section 162(m) of the Code. Amounts paid under our compensation programs may not be deductible as the result of Section 162(m). While our policy is generally to preserve corporate tax deductions, it may be concluded that certain compensation arrangements are in our best interests and the best interests of our shareholders despite the fact that such arrangements might not, in whole or part, qualify for tax deductibility. We intend to design our executive compensation arrangements to be consistent with our best interests and the interests of our shareholders.

Clawback in the Event of Restatements or Ethical Misconduct

All of our cash incentive awards, as well as performance-based equity awards are subject to a recoupment or "clawback" provision. The purpose of the clawback provision is to authorize the potential recovery or adjustment of awards when the performance measures on which such awards were based are restated in a manner that would have decreased the amount of the award had the restated performance measure been used to calculate the original award, or when the award is otherwise deemed inappropriate by the Compensation Committee due to the occurrence of certain stated events. In the event of a material restatement of our financial statements, we may seek recoupment of incentive compensation and equity awards paid under our incentive plans for all relevant performance periods. The clawback provision applied to all cash incentive and equity awards made during fiscal year 2023.

Management has also implemented additional effective controls to minimize potential unintended or willful reporting errors. In addition, the Compensation Committee also has the discretion to reduce or eliminate an executive's incentive compensation and equity awards or seek a recoupment of the same, in the event of ethical misconduct. The Compensation Committee reviews cash incentive payments, performance-based equity awards, and other performance-based awards that are made to all current and former officers on the basis of having met or exceeded performance goals. Appropriate action will be taken after considering all factors and circumstances.

In addition to the clawback provision, our Benefit Restoration Plan includes a forfeiture provision whereby a participant will forfeit all rights in and to any benefits payable under the Benefit Restoration Plan, if we terminate the participant's employment as a result of a participant's fraud, dishonesty, or embezzlement where the participant has been materially, unjustly enriched by such conduct.

Prohibitions on Hedging

The Company prohibits all directors, officers and employees from engaging in speculative trading and hedging shares of Company securities, including Common Stock. This includes prohibitions against short-selling Company securities and transactions in any derivative of Company securities, including publicly traded options for hedging and similar transactions. Directors, executive officers and employees are prohibited from writing call or put options relative to the Company's securities. Further, directors, officers and employees are restricted from buying Company securities on margin or using Company securities as collateral for a loan. In addition, directors and executive officers are prohibited from pledging Company securities without prior approval from the General Counsel and then only if the amount of Company securities pledged is not significant and such director or executive officer can clearly demonstrate the financial capacity to repay the loan without resorting to the pledged securities. Additionally, the Company's Code of Conduct prohibits trading for directors, officers and certain employees during designated blackout periods and requires approval by the Company's legal department prior to any trade.

2017 Stock Incentive Plan

The Universal Corporation 2017 Stock Incentive Plan was approved by the Compensation Committee and subsequently our shareholders at our 2017 Annual Meeting. This plan replaced our 2007 Stock Incentive Plan. The 2017 Stock Incentive Plan serves as the core program for the performance-based compensation components of our named executive officers' total compensation. The 2017 Stock Incentive Plan defines the incentive arrangements for eligible participants and:

- authorizes the granting of annual cash incentive awards, stock options, stock appreciation rights, performance share units, restricted stock, restricted stock units and other incentive awards, all of which may be made subject to the attainment of performance goals approved by the Compensation Committee;

- provides for the enumeration of the business criteria on which an individual's performance goals may be based;

- establishes the maximum share grants or awards (or, in the case of incentive awards, the maximum compensation) that can be paid to a participant in the 2017 Stock Incentive Plan; and

- prohibits repricing or the exchange of options or stock appreciation rights without the approval of shareholders.

The Company has submitted the Universal Corporation 2023 Stock Incentive Plan for shareholder approval at the Annual Meeting. If approved, the Universal Corporation 2023 Stock Incentive Plan will replace our 2017 Stock Incentive Plan. The Compensation Committee will continue to administer awards previously granted under the 2007 Stock Incentive Plan and the 2017 Stock Incentive Plan.

Components of Executive Compensation

The Compensation Committee targets a specific mix of compensation components, with the intent to make each component of total direct opportunity compensation competitive with other companies of similar size and operational characteristics, while also linking compensation to individual and corporate performance and encouraging stock ownership by senior management. In fiscal year 2023, the Compensation Committee engaged its independent compensation consultant to assess the market alignment and competitiveness of the Company's executive compensation program with the objective of maintaining our compensation philosophy to attract, motivate and retain the management talent required to achieve our business objectives. This assessment included a peer group review, a compensation comparison review and a review of the overall design and alignment to the market of the Company's executive compensation programs. This also included a review of the short and long term incentive pay practices, vesting practices and performance metrics in our peer group including a peer group analysis of the use of alternative metrics and measures. Based upon this review, the Compensation Committee believes that the various elements of our compensation program are fair, equitable and competitive with comparable companies, while effectively achieving the objective of aligning compensation with financial performance measures that are directly related to our goal to drive organizational performance and create shareholder value, and without encouraging executives to take unnecessary and excessive risks.

Total Direct Opportunity Compensation

- *Base salary.* Base salary is intended to reflect the market value of an executive officer's role and responsibility, with differentiation for individual capabilities and experience in their positions.
- *Annual cash incentive awards.* Annual cash incentive awards in the form of market competitive, performance-based, cash bonuses are designed to focus our executives on pre-set goals each year and to drive profitability, growth, and shareholder value.
- *Long-term equity participation.* Long-term equity participation is designed to recognize executives for their contributions to the Company, to highlight the strategic importance of each executive's role, to promote retention, and to align the interests of management and shareholders in long-term growth and stock performance by rewarding executives for the creation of shareholder value.

Total Indirect Compensation

*   ***Other benefits.*** We believe that providing competitive health and welfare benefits at a reasonable cost is an important part of any employee's compensation package and promotes employee health. Our named executive officers participate in the same health and welfare benefits as our salaried employees. These health and welfare benefits for fiscal year 2023 included health, dental, vision, life insurance, accidental death and dismemberment insurance, and disability benefits. These benefits, including plan design and cost, are analyzed annually.

*   ***Retirement and other post-termination compensation.*** Please see "Retirement and Post-Termination Compensation" on page 49 of this Proxy Statement.

In determining executive compensation, the Compensation Committee reviews all components of the Chief Executive Officer's and each other named executive officer's total compensation, including retirement benefits and the costs of all perquisites received to ensure such compensation meets the goals of the program. As a part of this review, the Compensation Committee considers corporate performance information, compensation survey data, the advice of its independent advisor, and the recommendations of management. The Compensation Committee also takes into consideration individual and overall company operating performance to ensure executive compensation reflects past performance as well as future potential and adequately differentiates between employees, based on the scope and complexity of the employee's job position, market comparisons, individual performance and experience, and our ability to pay. The Chief Executive Officer's performance is reviewed annually by the Compensation Committee with respect to considering changes in compensation. The Chief Executive Officer's performance is evaluated in light of company performance, as described in greater detail below, and non-financial goals and strategic objectives selected by the Compensation Committee. Based on its review, the Compensation Committee believes total compensation for each of the named executive officers is reasonable and not excessive.

In addition, the Compensation Committee evaluates the amount of compensation apportioned to base salary, annual cash incentive awards, and long-term equity participation, which we refer to as total direct opportunity compensation. The Compensation Committee sets target levels for each component of total direct opportunity compensation based on its desire to link compensation to individual and corporate performance and to ensure that a sufficient amount of compensation is performance-based or "at risk." The Compensation Committee set the following target percentages for the components of our named executive officers' total direct opportunity compensation for fiscal year 2024:

	Base Salary	Target Cash Incentive Award	Target Long-Term Equity Award	Target Total
George C. Freeman, III	25.0 %	25.0 %	50.0 %	100 %
Airton L. Hentschke	30.0 %	25.0 %	45.0 %	100 %
Johan C. Kroner	32.5 %	25.0 %	42.5 %	100 %
Preston D. Wigner	37.5 %	25.0 %	37.5 %	100 %
Theodore G. Broome	37.5 %	27.5 %	35.0 %	100 %

1.   **Base Salaries**

The Compensation Committee approved the following base salaries for fiscal years 2022, 2023 and 2024 for our named executive officers, which became effective April 1, 2021, 2022, and 2023 respectively:

	Fiscal Year 2022	Fiscal Year 2023	Percentage Increase	Fiscal Year 2024	Percentage Increase
	($)	($)	(%)	($)	(%)
George C. Freeman, III	978,900	1,027,800	5.0%	1,074,000	4.5%
Airton L. Hentschke	618,800	649,700	5.0%	679,000	4.5%
Johan C. Kroner	470,500	494,000	5.0%	516,200	4.5%
Preston D. Wigner	433,400	455,000	5.0%	475,500	4.5%
Theodore G. Broome	414,800	435,500	5.0%	455,100	4.5%

The Compensation Committee regularly evaluates executive compensation based upon the periodic assessments conducted by its independent compensation consultant, which review the competitiveness of the executives' salary with salaries of executives in our peer group. In addition to this market data, the Committee considers the responsibilities, skills and experience of each executive, personal performance of the executive in light of individual levels of responsibility and Company performance. While the Compensation Committee considered each of these factors and their totality, the Compensation Committee did not assign a specific value to each factor. In March 2022, the Committee approved a 5.0% base salary increase, and in March of 2023, the Committee approved a 4.5% increase for fiscal years 2023 and 2024, respectively.

As part of the compensation setting process for fiscal years 2023 and 2024, the Compensation Committee met periodically with Mr. G. Freeman, our Chairman, President and Chief Executive Officer, reviewing his performance and the Company's performance taking into consideration the Compensation Committee's guiding philosophy. The Compensation Committee also evaluated Mr. G. Freeman's compensation level, considering the average base salaries of the chief executive officers at the companies included in the peer group. The Compensation Committee believed the new base amount was appropriate and not excessive when viewed in context with chief executive officer compensation for the peer group. The Committee also considered affordability within the Company's business plans as well as management's recommendation based upon annual compensation surveys and published statistical reports as well as consultation from its independent advisor. Mr. G. Freeman's total direct opportunity compensation was increased for fiscal year 2023 by 5%, or $195,700. This total increase was apportioned $48,900 to base salary, $48,900 to the target annual cash incentive award and $97,900 to the target annual long-term incentive award. For fiscal year 2024, Mr. G. Freeman's total direct opportunity compensation was increased by 4.5% or $184,800. This total increase was apportioned $46,200 to base salary, $46,200 to target annual cash incentive award and $92,400 to the target annual long term incentive award.

In fiscal year 2021, the Compensation Committee re-evaluated the apportionment of Mr. Kroner's compensation that was established with his promotion to Senior Vice President and Chief Financial Officer in 2018 between base salary, annual cash incentive awards and the long-term equity participation. The Compensation Committee determined that it should increase Mr. Kroner's performance-based compensation, to better align it with chief financial officers in our peer group, and consistent with growth in his new role. For fiscal year 2023, Mr. Kroner's total direct opportunity compensation was increased by 5.0% or $72,400. This total increase was apportioned $23,500 to base salary, $18,100 to the target annual cash incentive award and $30,800 to the target long-term equity award. For fiscal year 2024, Mr. Kroner's direct opportunity compensation was increased by 4.5% or $68,400. This total increase was apportioned $22,200 to base salary, $17,100 to the target annual cash incentive award and $29,100 to the target long-term equity award.

2. Annual Cash Incentive Awards

The Annual Incentive Plan provides that participants in the plan include persons who are executive officers of the Company or any subsidiary (as defined in the Annual Incentive Plan) for purposes of the Exchange Act, selected from time to time by the Compensation Committee to participate in the Annual Incentive Plan. These executive officers, which include our named executive officers, may receive annual cash incentive awards that vary from year to year based upon corporate and individual performance. We believe annual cash incentive awards align the interests of our key employees to our shareholders and provide a means for recognizing individual contribution to our overall results. The total cash incentive awards earned for fiscal year 2023 by our named executive officers were approved by the Compensation Committee on June 1, 2023, and are set forth in the Column, "Non-Equity Incentive Plan Compensation," in the "Summary Compensation Table" on page 51 of this Proxy Statement.

Annual cash incentive payments under the Annual Incentive Plan are paid based on the Company's achievements against pre-established performance metrics as set by the Compensation Committee. The annual cash incentive awards to our named executive officers in fiscal year 2023 were based 50% on the generation of adjusted economic profit, a metric very similar to economic value added, and 50% on the generation of adjusted earnings per share. We use adjusted economic profit and adjusted earnings per share, as these performance measures strongly encourage capital discipline and better investment decisions and lead to enhanced cash flow. The Compensation Committee also believes that these measures are representative of our overall performance, and they provide transparency to investors and enable period-to-period comparability of financial performance. For purposes of the Annual Incentive Plan, adjusted economic profit is described as consolidated earnings before interest and taxes after certain adjustments, minus a capital charge equal to our weighted average cost of capital times average adjusted funds employed, and we define "adjusted earnings per share" as the fully-diluted earnings per share of Common Stock, adjusted to exclude extraordinary gains and losses, restructuring and impairment, and annual cash incentive award accruals under the Annual Incentive Plan. Adjusted economic profit and adjusted earnings per share should not be considered as alternatives to net income or earnings per share determined in accordance with generally accepted accounting principles in the United States.

During fiscal year 2023, the Compensation Committee conducted a formal review and assessment with its independent advisor of the Company's executive compensation program, including the annual incentive and long-term award program. During this review, the Compensation Committee reviewed and reaffirmed the performance metrics and performance goals under the programs including the use of adjusted earnings per share as a performance goal in the annual incentive and long-term performance award program. The Company is focused on sustainable shareholder value and continuing our more than 50-year history of dividend increases. Adjusted earnings per share is a performance measure that is directly related to our financial goals and is an important driver of shareholder value. The Compensation Committee recognizes that the short and long-term incentive arrangements are based on similar metrics, but it considers profitability as our key driver of financial health and performance. The Company does not provide forward earnings guidance and is not required to do so. As such, we do not disclose performance targets applicable to our annual incentive plan or our performance share units until after they are earned. We also believe that such disclosure would result in competitive harm to the Company. Our business is not capital intensive and we believe that adequate free cash flow is generated at acceptable levels of profitability.

Participants in the Annual Incentive Plan are eligible to receive an annual cash incentive award equal to a percentage of their base salary in the event certain threshold levels are met for adjusted economic profit, a metric very similar to economic value added, and adjusted earnings per share. The following table sets forth the threshold, target and maximum levels for the adjusted economic profit and adjusted earnings per share metrics that were applicable for fiscal year 2023 awards under the Annual Incentive Plan:

	Threshold Level	Target Level	Maximum Level	FY 2023 Results
Adjusted Economic Profit	$(25.0) million	$10.0 million	$45.0 million	$21.4 million
Adjusted Earnings Per Share	$3.00 per share	$4.00 per share	$5.00 per share	$5.10 per share

Based on the definition of adjusted earnings per share provided above, a reconciliation of the adjusted earnings per share of $5.10 achieved for fiscal year 2023 to our reported diluted earnings per share of $4.97 is as follows:

Adjusted Earnings Per Share	$ 5.10
Per share effect of annual cash incentive award accrual excluded from adjusted earnings per share	(0.11)
Per share effect of sale of idled tobacco operations in Tanzania	(0.02)
Reported Diluted Earnings Per Share	$ 4.97

In fiscal year 2023, our diluted earnings per share increased compared to fiscal year 2022, due to higher earnings for our Tobacco Operations segment and a favorable final income tax ruling in Brazil, but were partially offset by higher interest expense. Our tobacco operations benefited from carry-over shipments in Brazil in fiscal year 2023. Interest expense increased as a result of higher short-term and long-term debt levels to fund working capital requirements and increased interest rates. On June 2, 2022, the Compensation Committee established the fiscal year 2023 performance targets to ensure performance stretch in the fiscal year 2023 Annual Incentive Plan goals. The performance targets for adjusted earnings per share set for the last three fiscal years were $4.00, $4.08 and $4.00 for fiscal years 2023, 2022, and 2021 respectively. In addition, the performance target for adjusted economic profit was set at $10.0 million in fiscal year 2023.

Each executive officer participating in the Annual Incentive Plan is eligible to receive an annual cash incentive award based on a percentage of his or her base salary, which we call the target bonus opportunity percentage. The target bonus opportunity percentage for each executive officer, except the Chief Executive Officer, is initially set by our Chief Executive Officer and is based on the executive officer's experience in his or her present position and job responsibilities. Our Chief Executive Officer submits the recommended target bonus opportunity percentages to the Compensation Committee for its review and approval each year. For our Chief Executive Officer, the Compensation Committee determines the target bonus opportunity percentage. In addition, the Compensation Committee reviewed the information provided by the Committee's independent advisor regarding its analysis of the Company's Compensation program, which included a pay mix comparison to our peer group.

Each year, the Compensation Committee approves percent-of-target performance tables for each performance measure. As the Company performance deviates from targeted performance, the percentages in the tables increase or decrease at an accelerated rate. Once the adjusted economic profit and adjusted earnings per share performance measures have been calculated for the applicable fiscal year, the Compensation Committee compares the calculated performance to the preapproved tables to determine the percentage to apply to the executives' target bonus opportunity amounts. The Compensation Committee applies the resulting percentage to the target bonus opportunity amount to determine the annual cash incentive award each executive is eligible to receive. Annual cash incentive awards are capped at two times the target bonus opportunity percentage for each criterion, regardless of how much the Company's performance exceeded the target level for either criteria. In addition, the Compensation Committee reserves the right to exercise negative discretion in adjusting any incentive awards, but the Compensation Committee has no discretion to increase the awards. The Compensation Committee does not award any discretionary, non-performance based annual cash incentive awards if the performance goals are not achieved.

The Company has previously announced an enhanced capital allocation strategy that focuses on four strategic priorities: strengthening and investing for growth in our tobacco business; increasing our strong dividend; exploring growth opportunities in the plant-based agri-products platform; and returning excess capital through share repurchases. Between fiscal years 2019 and 2022, the Company made three acquisitions in building a plant-based ingredients platform. The Compensation Committee applies the performance goals of the Annual Incentive Plan to all the Company operations which include the Tobacco Operations segment and the Ingredients Operations segment established during fiscal year 2021.

Using Mr. G. Freeman as an example, the Company generated adjusted economic profit and adjusted earnings per share above the target level for fiscal year 2023, with adjusted earnings per share and adjusted economic profit substantially exceeding the targets. The adjusted economic profit and adjusted earnings per share performance measures for the year corresponded to 161.4% achievement of the target levels on the Compensation Committee's pre-approved tables. Consequently, for fiscal year 2023, Mr. G. Freeman's award amount was $1,658,900.

The following table lists the target bonus opportunity percentages, the target bonus opportunity amounts, the maximum bonus opportunity amounts, and the actual cash incentive awards for fiscal year 2023 for our named executive officers:

	Target Bonus Opportunity Percentage	Target Bonus Opportunity Amount	Maximum Bonus Opportunity Amount	Actual Percentage Bonus Payout	Actual 2023 Bonus Paid
	(%)	($)	($)	(%)	($)
George C. Freeman, III	100%	1,027,800	2,055,600	161.4%	1,658,900
Airton L. Hentschke	83%	541,400	1,082,800	161.4%	873,800
Johan C. Kroner	77%	380,000	760,000	161.4%	613,300
Preston D. Wigner	67%	303,300	606,600	161.4%	489,500
Theodore G. Broome	73%	319,400	638,800	161.4%	515,500

On June 1, 2023, the Compensation Committee established the performance measures applicable for the annual cash incentive awards to be awarded for fiscal year 2024.

3. **Long-Term Equity Participation**

The Compensation Committee administers the 2017 Stock Incentive Plan and the 2007 Stock Incentive Plan, as amended and restated, pursuant to which the Compensation Committee grants to key executive officers restricted stock units and performance share units based upon a determination of competitive aggregate compensation levels. The Compensation Committee believes that significant ownership of Common Stock by senior management is the optimal method to align the interests of management to our shareholders and to ensure the proper focus on long-term business strategies. The long-term equity awards deliver value based on shareholder return and reinforce other long-term business objectives such as the Company's fundamental responsibility to our stakeholders to maintain high ethical, social and environmental standards in support of a sustainable supply chain. Our compensation structure is designed to deliver a significant portion of total direct opportunity compensation in the form of long-term equity awards with 35% to 50% for named executive officers. In addition, long term equity awards encourage significant ownership which provide long-term financial incentives and promote retention of management.

With the exception of new hires or promotions, long-term incentives are awarded annually, within twelve business days following the public release of our annual earnings. The Compensation Committee selected this timing, because it enables us to consider the prior year performance of the Company and the participants and our expectations for the next performance period, while also making the annual awards after we publicly disclose our performance for the year. The awards also are made as early as practicable in our fiscal year in order to maximize the time period for the incentives associated with the awards. The Compensation Committee's schedule is determined between six and twelve months in advance, though changes may occur, and the proximity of any awards to market events other than earnings announcements is coincidental.

We currently use restricted stock units and performance share units as the preferred forms of long-term equity participation. Restricted stock units are used as a cost-effective addition to the compensation mix because such awards do not require the issuance of Common Stock until vesting. Our use of performance share units as a long-term equity award places greater emphasis on our long-term financial performance and subjects a higher percentage of the long-term incentive awards to risk based on such performance. Performance share units focus greater attention and rewards on the key underlying drivers of shareholder value, and are granted annually, with overlapping multi-year performance cycles. Performance share units are earned on the last day of the performance period selected by the Compensation Committee and vest and are paid out subject to the Compensation Committee's approval of the Company's achievement of the performance measures previously selected by the Compensation Committee. Performance share units do not carry any dividend rights. Similar to annual cash incentive awards under the Annual Incentive Plan, as the actual performance exceeds the performance measure threshold selected by the Compensation Committee, the amount of performance share units payout increases, with 100% payout occurring if performance reaches a target level set by the Compensation Committee. Payout can exceed 100% if the performance exceeds the target level, but it is capped at a maximum of 150%. Conversely, the payout is reduced if actual performance falls short of the selected performance measure target. At the time of vesting, the vested performance share units are payable in shares of Common Stock.

For awards granted in fiscal years 2021, 2022, and 2023 the Compensation Committee selected average adjusted earnings per share as the appropriate criterion for use with performance share units and set the performance period at three fiscal years, which began April 1 of each fiscal year. Adjusted earnings per share is calculated in the same manner as it is with Annual Incentive Plan awards with an adjustment in fiscal year 2021 for the ingredients acquisitions. The threshold levels for adjusted earnings per share performance were set based on levels of performance that were believed to be achievable. The target levels for adjusted earnings per share performance were set based on levels of performance that were believed to be aggressive, but obtainable. Given the cyclical nature of our core business and its maturity, it is difficult to set multiple year performance targets. The maximum levels for adjusted earnings per share performance were set based on levels of performance that were believed to be realizable only with exceptional performance. As previously mentioned, we do not disclose performance targets at the time of awards as we believe that to do so would prove detrimental to our business. For targets established in fiscal year 2023, the Compensation Committee, in connection with the executive compensation assessment previously performed by its independent advisor, concluded that this structure is aligned with our peer group and industry standards.

For the fiscal year 2023 long-term equity awards awarded in June 2022, the Compensation Committee determined that one-half should consist of three-year performance share units and the remaining one-half should consist of three-year restricted stock units. The Compensation Committee used an equal mix of performance share units and restricted stock units because it believes that such mix represents the appropriate balance for our Company in rewarding stock appreciation and relative shareholder return, while also placing sufficient emphasis on our overall financial performance. The same structure was approved by the Compensation Committee for fiscal year 2024. In addition, effective in fiscal year 2022, the Compensation Committee adopted the use of three-year cliff vesting restricted stock units rather than five-year cliff vesting. This change was recommended by the Compensation Committee's independent advisor and was consistent with our peer group and current market practice. Past restricted stock units were awarded with five-year cliff vesting. Restricted stock units earn dividend equivalent units during the respective vesting periods. These dividend equivalent units only vest when the underlying award of restricted stock units vest. In addition, our named executive officers have additional vesting restrictions or holding period requirements on their restricted stock unit awards in accordance with Section 409(a) of the Internal Revenue Code.

On May 23, 2019, we awarded performance share units for the three-year performance period from April 1, 2019 through March 31, 2022. Those awards vested on March 31, 2022 and the payout was approved by the Compensation Committee on June 2, 2022. The performance measure was the three-year average of the adjusted earnings per share with earnings per share calculated in the same manner as it is with the Annual Incentive Plan awards with an adjustment in fiscal year 2021 for the recent ingredients acquisitions. We generated average adjusted earnings per share for the performance period covering fiscal years 2020 through 2022 that fell well below the target levels. The following table sets forth the threshold, target and maximum levels for the adjusted earnings per share metrics applicable to the performance share units awarded in fiscal year 2020:

	Threshold Level	Target Level	Maximum Level	Average 2020-2022 Result
Average Adjusted Earnings per Share	$ 2.73	$ 4.30	$ 5.16	$ 3.90

A reconciliation of average adjusted earnings per share of $3.90 for the performance period covering fiscal years 2020 through 2022 is as follows:

Fiscal Year 2020	$ 3.45
Fiscal Year 2021	4.36
Fiscal Year 2022	3.88
3-year Average Adjusted Earnings Per Share	$ 3.90

The average adjusted earnings per share performance measure for the performance period exceeded the threshold level, but fell below the target level on the Compensation Committee's pre-approved percent-of-target performance table. The payouts of the fiscal year 2020 performance share units awards were, therefore, made at 80% of the target award levels.

The following table lists the target Performance Share opportunities, the maximum Performance Share opportunities and the actual number of shares of Common Stock paid out:

	Actual Payout as a % of Target	Target Award at Grant (Shares)	Maximum Award at Grant (Shares)	Actual Award (Shares)	Target Award Value at Grant[1]	Actual Award Value[2]
George C. Freeman, III	80.0%	16,550	24,825	13,240	$ 830,148	$ 843,256
Airton L. Hentschke	80.0%	7,850	11,775	6,280	$ 393,756	$ 399,973
Johan C. Kroner	80.0%	4,050	6,075	3,240	$ 203,148	$ 206,356
Preston D. Wigner	80.0%	3,650	5,475	2,920	$ 183,084	$ 185,975
Theodore G. Broome	80.0%	3,275	4,913	2,620	$ 164,274	$ 166,868

[1] This column represents grant date fair value determined in accordance with FASB ASC Topic 718. Due to the lack of dividend rights, amounts for performance share units were determined assuming a price per share of $50.16 which represents a discount to the closing price of $59.07 for the shares granted May 23, 2019.

[2] This column represents market value based on the June 2, 2022 stock price of $63.69.

In fiscal year 2023, the Compensation Committee granted performance share units and restricted stock units to key executives pursuant to the 2017 Stock Incentive Plan. The Compensation Committee granted a total of 48,315 performance share units and 65,405 restricted stock units to 35 executives. The number of performance share units and restricted stock units granted to our named executive officers in fiscal year 2023, were as follows:

	Performance Shares	Restricted Stock Units
George C. Freeman, III	17,925	17,925
Airton L. Hentschke	8,500	8,500
Johan C. Kroner	5,625	5,625
Preston D. Wigner	3,975	3,975
Theodore G. Broome	—	7,100

Additional details regarding the fiscal year 2023 equity participation awards for each of our named executive officers is set forth in the "Grants of Plan-Based Awards" table on page 53 of this Proxy Statement.

4. Other Benefits

The Compensation Committee believes employee benefits are an essential component of our competitive total compensation package. These benefits are designed to attract and retain our employees. The named executive officers may participate in the same benefit plans as our salaried employees, which include health, dental, vision and life insurance, disability benefits, and our 401(k) Savings Plan. Our 401(k) Savings Plan includes a defined company match component, and we have disclosed all company matches for our named executive officers in Column (i), "All Other Compensation" in the "Summary Compensation Table", and separately disclosed each amount in Footnote 5 to that table on pages 51 and 52 of this Proxy Statement.

In addition, we provide certain other benefits to our executives, including our named executive officers. The Compensation Committee believes these other benefits provide security for current and future needs of the executives and their families and therefore assist in attracting and retaining them. These other benefits are structured to be within the competitive range relative to our peer group. In general, we do not provide our executives with many of the types of perquisites that other companies offer their executives, such as the personal use of a corporate aircraft, car allowances, social memberships or club dues, or preventative health evaluations. We also do not utilize tax gross-ups. The Compensation Committee re-evaluates and has approved the very limited types of perquisites that we offer on a regular basis. The additional benefits we provide or have provided to some of our executives during fiscal year 2023 consist of financial planning and tax preparation services and matching gifts from the Company's charitable foundation and are included in the amounts set forth in Column (i) "All Other Compensation", in the "Summary Compensation Table", and separately disclosed in Footnote 5 to that table on pages 51 and 52 of this Proxy Statement.

5. Retirement and Post-Termination Compensation

Our named executive officers are covered by a defined benefit retirement plan, a supplemental retirement plan, deferred income plans, and a 401(k) Savings Plan. Our named executive officers are also covered by the Change of Control Policy. Additional details and all amounts earned by our named executive officers or contributed by us to our named executive officers through those benefits are disclosed in this Proxy Statement where noted below.

A. Defined Benefit Retirement Plan

Our named executive officers participate in a defined benefit retirement plan, the Employees' Retirement Plan of Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies, which we refer to as the Pension Plan. Further detail regarding the Pension Plan and disclosure of the estimated value of pension benefits for our named executive officers is set forth in the "Pension Benefits" table and related footnotes beginning on page 57 of this Proxy Statement.

B. Benefit Restoration Plan

To the extent benefits payable to our employees at retirement pursuant to the Pension Plan exceed amounts that may be payable under applicable provisions of the Internal Revenue Code, such benefits will be paid under our supplemental retirement plan called the Universal Leaf Tobacco Company, Incorporated 1996 Benefit Restoration Plan, which we refer to as the Benefit Restoration Plan. Further information about the Benefit Restoration Plan is set forth in the "Pension Benefits" table and related footnotes beginning on page 57 of this Proxy Statement.

C. Deferred Income Plans

We offer our employees at all our U.S. locations the opportunity to participate in 401(k) Savings Plans in which we match up to 5% of employee deferrals. We also have a non-qualified deferred plan available to certain executives. Further information about the 401(k) Savings Plan and the non-qualified deferred plan is set forth under "Non-Qualified Deferred Compensation" beginning on page 59 of this Proxy Statement.

D. Change of Control Policy

We do not offer severance agreements to our named executive officers, nor do we offer them agreements for employment or retention with our company. However, to ensure that we have the continued dedicated service of certain executive officers notwithstanding the possibility, threat, or occurrence of a change of control, in May 2020 the Compensation Committee reviewed and proposed for adoption by the Company the "double-trigger" Change of Control Policy. This Change of Control Policy provides eligible executives with the opportunity to receive severance benefits if a Change in Control of the Company occurs in combination with other specified events, a change recommended by the Compensation Committee's independent advisor to align with market practices. The purpose and intent of this Policy is to attract and retain key executives and to improve productivity by reducing distractions resulting from a potential Change in Control situation, all of which are in the best interest of the Company and its shareholders.

The Compensation Committee believes that this Policy serves the best interests of the Company and our shareholders by ensuring that if a hostile or friendly change of control is ever under consideration, our executives are able to perform their duties and responsibilities and advise the Board of Directors about whether the potential transaction is in the best interests of shareholders, without being unduly influenced by the distracting uncertainty and risk associated with a change of control, such as fear of the economic consequences of losing their jobs as a result of a change of control. The terms and conditions of the Policy are described under "Summary of Termination Payments and Benefits" beginning on page 61 of this Proxy Statement.

Advisory Votes on Executive Compensation

At the 2017 Annual Meeting of Shareholders, a large majority of our shareholders approved, on a non-binding basis, the holding of the non-binding vote on the compensation of our named executive officers on an annual basis. Under federal securities laws, at least every six years we must provide shareholders an opportunity to vote on a non-binding advisory resolution approving the frequency (every one, two or three years) of the advisory vote on named executive officer compensation. We include such a vote this year. See "Proposal Three" on page 80 of this Proxy Statement. We are also including the non-binding advisory resolution approving the compensation of our named executive officers in this Proxy Statement. See "Proposal Two" on page 79 of this Proxy Statement.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the subsequent rules and regulations promulgated by the SEC, require a non-binding advisory resolution approving the compensation of our named executive officers, which we have implemented on an annual basis. The vote on this proposal is non-binding, and will not be construed as overruling a decision by the Company or the Board of Directors. This vote will not create or imply any change to our fiduciary duties or create or imply any additional fiduciary duties for us or the Board of Directors. However, the Board of Directors values the opinions that our shareholders express in their votes and will consider the outcome of the vote when making future decisions on named executive officer compensation as it deems appropriate.

At the 2022 Annual Meeting of Shareholders, approximately 98% of the shares cast on the proposal were voted for the non-binding advisory resolution approving the compensation of our named executive officers. The Board of Directors believes that the voting results indicate our shareholders' approval of our named executive officer compensation objectives, program and rationale. The Board of Directors implemented the same objectives, program and rationale for the compensation of our named executive officers in fiscal year 2023, as disclosed in the "Compensation Discussion and Analysis", the compensation tables and the accompanying narrative on pages 32 through 67 in this Proxy Statement.


REPORT OF THE COMPENSATION COMMITTEE


We have reviewed and discussed the "Compensation Discussion and Analysis" section of this Proxy Statement with management. Based on that review and discussion, we have recommended to the Board of Directors that the "Compensation Discussion and Analysis" section be included in this Proxy Statement.


COMPENSATION COMMITTEE

Thomas H. Johnson, *Chairman*
Diana F. Cantor
Lennart R. Freeman
Michael T. Lawton
Robert C. Sledd


Richmond, Virginia
June 1, 2023


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


None of the members of the Compensation Committee (Messrs. Johnson, L. Freeman, Lawton, Sledd and Ms. Cantor), during fiscal year 2023 or as of the date of this Proxy Statement is or has been a Universal officer or employee, and none of our executive officers served on the compensation committee or board of any company that employed any member of our Compensation Committee or Board of Directors.

EXECUTIVE COMPENSATION

The individuals named below include the Chairman, President and Chief Executive Officer, the Chief Financial Officer, and the other named executive officers as of March 31, 2023. Information relating to total compensation is provided, where applicable, for the fiscal years ended March 31, 2021, 2022 and 2023.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary[1]	Stock Awards[2]	Option Awards[2]	Non-Equity Incentive Plan Compensation[3]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[4]	All Other Compensation[5]	Total
		($)	($)	($)	($)	($)	($)	($)
(a)	(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
George C. Freeman, III	2023	1,027,800	2,117,839	—	1,658,900	—	27,535	4,832,074
Chairman, President and Chief Executive Officer	2022	978,900	1,809,558	—	928,000	—	19,126	3,735,584
	2021	964,400	1,678,735	—	1,003,900	1,501,209	23,617	5,171,861
Airton L. Hentschke	2023	649,700	1,004,275	—	873,800	—	15,636	2,543,411
Senior Vice President and Chief Operating Officer	2022	618,800	858,685	—	488,800	—	16,462	1,982,747
	2021	609,600	795,498	—	528,800	374,560	14,399	2,322,857
Johan C. Kroner	2023	494,000	664,594	—	613,300	—	22,834	1,794,728
Senior Vice President and Chief Financial Officer	2022	470,500	568,944	—	343,100	56,270	21,888	1,460,702
	2021	463,500	528,383	—	371,200	215,040	17,200	1,595,323
Preston D. Wigner	2023	455,000	469,647	—	489,500	—	20,520	1,434,667
Vice President, General Counsel, and Secretary	2022	433,400	400,368	—	273,800	—	17,081	1,124,649
	2021	426,900	372,403	—	296,300	385,945	14,355	1,495,903
Theodore G. Broome	2023	435,500	452,199	—	515,500	102,996	15,509	1,521,704
Executive Vice President and Sales Director	2022	414,800	358,224	—	288,400	153,387	14,577	1,229,388
Universal Leaf Tobacco Co., Inc.	2021	408,600	331,458	—	312,000	450,176	14,350	1,516,584

[1] Salary amounts include cash compensation earned by each named executive officer during fiscal years 2021, 2022 and 2023, where applicable, as well as any amounts earned in such fiscal years, but contributed into the 401(k) Savings Plan and/or deferred at the election of the named executive officer into our deferred compensation program. For a discussion of the deferred compensation program and amounts deferred by the named executive officers in fiscal year 2023, including earnings on amounts deferred, see "Non-Qualified Deferred Compensation" beginning on page 59 of this Proxy Statement.

[2] The amount represents the aggregate grant date fair value of stock or options awarded in the applicable fiscal year in accordance with FASB ASC Topic 718. This amount does not reflect our accounting expense for these award(s) during the year and does not correspond to the actual cash value that will be recognized by the named executive officer when received. Performance share awards do not have dividend rights and therefore reflect a lower grant date fair value than the closing price of our Common Stock on the date of grant. For fiscal years 2021, 2022 and 2023 performance share awards, the grant date value per share was $34.33, $47.95, and $54.46, respectively. Amounts for fiscal years 2021, 2022 and 2023 include performance share awards calculated at target levels. If these performance share awards paid at maximum (150% of target), the aggregate grant date fair value of all stock awards for each of the named executive officers would have been at the time of the grant: for fiscal year 2021, Mr. G. Freeman: $2,048,212; Mr. Hentschke: $970,581; Mr. Kroner: 644,676; Mr. Wigner: $454,366; and Mr. Broome: $404,409; for fiscal year 2022, Mr. G. Freeman: $2,221,329; Mr. Hentschke: $1,054,081; Mr. Kroner: $698,409; Mr. Wigner: $491,473; and Mr. Broome: $439,739; for fiscal year 2023, Mr. G. Freeman: $2,605,936; Mr. Hentschke: $1,235,730; Mr. Kroner: $817,762; Mr. Wigner: $577,886; and Mr. Broome: $452,199. Assumptions used in the calculation of these award amounts are included in Notes 1 and 15 to the consolidated financial statements, included in our Annual Report on Form 10-K for the year ended March 31, 2021, in Notes 1 and 15 to the consolidated financial statements, included in our Annual Report on Form 10-K for the year ended March 31, 2022, in Notes 1 and 15 to the consolidated financial statements, included in our Annual Report on Form 10-K for the year ended March 31, 2023, and incorporated by reference into this Proxy Statement. Beginning in fiscal year 2007, fair value expense for stock-based compensation was recognized ratably over the period from grant date to the earlier of (a) the vesting date of the award, or (b) the date the grantee is eligible to retire without forfeiting the award. For employees

who are already eligible to retire at the date an award is granted, the total fair value of the award is recognized as expense at the date of grant. Information on individual equity awards granted to the named executive officers in fiscal year 2023 is set forth in the section entitled "Grants of Plan-Based Awards" on page 53 of this Proxy Statement.

(3)   The amounts represent cash awards to the named executive officers under our performance-based annual cash incentive plan for fiscal years 2021, 2022 and 2023, where applicable, which is discussed in the section entitled "Annual Cash Incentive Awards" beginning on page 44 of this Proxy Statement. While such amounts were earned for fiscal years 2021, 2022 and 2023 performance, they were not paid to the named executive officers until June 15, 2021, June 13, 2022 and June 12, 2023 respectively.

(4)   The amounts represent the actuarial change in the present values of the named executive officers' benefits under our pension plans during fiscal years 2021, 2022 and 2023, as applicable, determined using interest rate and mortality rate assumptions consistent with those used in our financial statements. For all named executive officers the amounts only reflect changes in pension value because they had no above market interest earnings for fiscal years 2021, 2022, and 2023. In accordance with SEC rules, no amounts are shown for fiscal years 2022 and 2023 for Messrs. G. Freeman, Hentschke and Wigner and for fiscal year 2023 for Mr. Kroner because their respective changes in pension value during those years was a negative amount. For Mr. G. Freeman the decrease was equal to $(873,623) and $(288,619), respectively; for Mr. Hentschke the decrease was equal to $(66,070) and $(51,531), respectively; for Mr. Wigner the decrease was equal to $(182,030) and $(177,262), respectively; and for Mr. Kroner the decrease was equal to $(72,783). For additional information on our pension plans, see the section entitled "Retirement and Post-Termination Compensation" on page 49 of this Proxy Statement and the tables entitled "Pension Benefits" on page 57 of this Proxy Statement and "Non-Qualified Deferred Compensation" on page 59 of this Proxy Statement. For a full description of the pension plan assumptions used by us for financial reporting purposes for fiscal years 2021, 2022 and 2023 see Note 13 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended March 31, 2023, and incorporated by reference into this Proxy Statement.

(5)   The table below reflects the types and dollar amounts of perquisites, additional compensation, and other personal benefits provided to the named executive officers during fiscal year 2023. For purposes of computing the dollar amounts of the items listed below, we used the actual out-of-pocket costs to us of providing the perquisite or other personal benefit to the named executive officer. The named executive officers paid any taxes associated with these benefits without reimbursement from us. Each perquisite and personal benefit included in the table below is described in more detail in the narratives immediately following the table:

Column (i) Components	G.C. Freeman, III	A.L. Hentschke	J.C. Kroner	P.D. Wigner	T.G. Broome
	($)	($)	($)	($)	($)
Financial Planning and Tax Preparation Services [a]	7,160	—	2,290	—	—
401(k) Company Match [b]	15,375	15,636	15,544	15,520	15,509
Matching Gifts [c]	5,000	—	5,000	5,000	—
Home Leave - Expatriates [d]	—	—	—	—	—
TOTALS	27,535	15,636	22,834	20,520	15,509

(a)   *Financial Planning and Tax Preparation Services.* Only Mr. G. Freeman and Mr. Kroner are eligible to be reimbursed for financial planning and tax preparation services they incur during the fiscal year, subject to an annual cap of $15,000. All reimbursed amounts paid to these named executive officers during fiscal year 2023 pursuant to our financial planning and tax preparation policy are individually disclosed in the perquisites table above.

(b)   *401(k) Company Match.* Each named executive officer is eligible to participate in the 401(k) Savings Plan, which offers them an opportunity to defer income and receive matching contributions from us subject to certain limits. Company contributions made to the named executive officers during fiscal year 2023 are set forth in the table above. Information about the 401(k) Savings Plan is set forth in the section entitled "Deferred Income Plans" beginning on page 49 of this Proxy Statement.

(c)   *Matching Gifts.* Each named executive officer is eligible to participate in our matching gifts program in which our charitable foundation matches employees' contributions to charities. The maximum amount applicable to all participants that can be matched in any fiscal year of our foundation is $5,000 per participant. The named executive officers participated in the matching gifts program in amounts set forth above.

(d)   *Home Leave - Expatriates.* Mr. Hentschke is a Brazilian expatriate working in our Richmond, Virginia headquarters and is entitled to one round-trip, economy class airline ticket per year for himself and his dependents.

GRANTS OF PLAN-BASED AWARDS

The following table presents information regarding grants of plan-based awards to the named executive officers during the fiscal year ended March 31, 2023.

Name and Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[(1)] Threshold	Target	Max.	Estimated Future Payouts Under Equity Incentive Plan Awards[(2)] Threshold	Target	Max.	All Other Stock Awards: Number of Shares of Stock or Units[(3)]	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Market Price of Option Awards on Grant Date	Grant Date Fair Value of Stock and Option Awards[(4)]
	($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)	($/Sh)	($)
(a & b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)
George C. Freeman, III											
6/2/2022	0	1,027,800	2,055,600								
				0	17,925	26,888				63.69	976,196
							17,925			63.69	1,141,643
Airton L. Hentschke											
6/2/2022	0	541,400	1,082,800								
				0	8,500	12,750				63.69	462,910
							8,500			63.69	541,365
Johan C. Kroner											
6/2/2022	0	380,000	760,000								
				0	5,625	8,438				63.69	306,338
							5,625			63.69	358,256
Preston D. Wigner											
6/2/2022	0	303,300	606,600								
				0	3,975	5,963				63.69	216,479
							3,975			63.69	253,168
Theodore G. Broome											
6/2/2022	0	319,400	638,800								
				0	—	0				63.69	—
							7,100			63.69	452,199

(1) Amounts represent potential annual cash incentive awards for fiscal year 2023. The actual amount of the annual cash incentive award earned by each named executive officer for fiscal year 2023 is reported in Column (g), "Non-Equity Incentive Plan Compensation," in the "Summary Compensation Table" on page 51 of this Proxy Statement. For additional information with respect to the annual cash incentive awards under the Incentive Plan, see the section entitled "Annual Cash Incentive Awards" beginning on page 44 of this Proxy Statement.

(2) Amounts represent potential vesting of performance share units granted during fiscal year 2023. Performance share units vest in the event the three-year performance measures corresponding to the performance share units are met or exceeded. For additional information with respect to performance share units granted pursuant to our Stock Incentive Plan, see the section entitled "Long-Term Equity Participation" beginning on page 46 of this Proxy Statement and in Column (g) in the table entitled "Outstanding Equity Awards at Fiscal Year End" on page 54 of this Proxy Statement.

(3) Amounts represent the award of restricted stock units. Each restricted stock unit will convert one-for-one into shares of Common Stock upon vesting. Additional information with respect to restricted stock unit awards is set forth in the section entitled "Long-Term Equity Participation" beginning on page 46 of this Proxy Statement, and in Column (i) in the table entitled "Outstanding Equity Awards at Fiscal Year End" on page 54 of this Proxy Statement.

(4) Represents the grant date fair value of the award determined in accordance with FASB ASC Topic 718. The full grant date fair value of the performance share units is calculated at the target performance level and will vest, if at all, at the end of a three-year measurement period, if certain performance targets are met. Amounts for performance share awards are determined assuming a price per share of $54.46 as of June 2, 2022, which represents a discount to the closing price of Common Stock as of the date of grant due to the lack of dividend rights. Each performance share will convert one-for-one into a share of Common Stock upon vesting if the performance target is met. Grant date fair value for the restricted stock unit awards is based on the grant date fair value of the underlying shares of Common Stock. The assumptions used in determining the grant date fair values of these awards are set forth in Note 15 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended March 31, 2023, and incorporated by reference into this Proxy Statement.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table presents information concerning the number and value of outstanding restricted stock units and performance share units held by the named executive officers as of March 31, 2023.

Name and Grant Date	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	PSA's Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[1]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[2]	Number of Shares or Units of Stock That Have Not Vested[1]	Market Value of Shares or Units of Stock That Have Not Vested[2]
	(#)	(#)	($)		(#)	($)	(#)	($)
(a)	(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
George C. Freeman, III								
May 25, 2018							24,760	1,309,556
May 24, 2019							20,758	1,097,891
May 28, 2020							25,499	1,348,642
May 27, 2021							19,032	1,006,602
June 2, 2022							18,707	989,413
May 28, 2020					21,525	1,138,457		
May 27, 2021					17,175	908,386		
June 2, 2022					17,925	948,053		
Airton L. Hentschke								
May 25, 2018							11,721	619,924
May 24, 2019							9,847	520,808
May 28, 2020							12,082	639,017
May 27, 2021							9,032	477,702
June 2, 2022							8,871	469,187
May 28, 2020					10,200	539,478		
May 27, 2021					8,150	431,054		
June 2, 2022					8,500	449,565		
Johan C. Kroner								
May 25, 2018							2,368	125,244
September 17, 2018							1,303	68,916
May 24, 2019							5,077	268,523
May 28, 2020							8,026	424,495
May 27, 2021							5,984	316,494
June 2, 2022							5,871	310,517
May 28, 2020					6,775	358,330		
May 27, 2021					5,400	285,606		
June 2, 2022					5,625	297,506		

	Option Awards				Stock Awards			
Name and Grant Date	**Number of Securities Underlying Unexercised Options Exercisable**	**Number of Securities Underlying Unexercised Options Unexercisable**	**Option Exercise Price**	**Option Expiration Date**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested**[1]	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested**[2]	**Number of Shares or Units of Stock That Have Not Vested**[1]	**Market Value of Shares or Units of Stock That Have Not Vested**[2]
	(#)	(#)	($)		(#)	($)	(#)	($)
(a)	(b)	(c)	(e)	(f)	(g)	(h)	(i)	(j)
Preston D. Wigner								
May 25, 2018							5,467	289,150
May 24, 2019							4,577	242,078
May 28, 2020							5,657	299,199
May 27, 2021							4,212	222,773
June 2, 2022							4,148	219,388
May 28, 2020					4,775	252,550		
May 27, 2021					3,800	200,982		
June 2, 2022					3,975	210,238		
Theodore G. Broome								
May 25, 2018							4,871	257,627
May 24, 2019							4,108	217,272
May 28, 2020							5,035	266,301
May 27, 2021							3,769	199,342
June 2, 2022							7,410	391,915
May 28, 2020					4,250	224,783		
May 27, 2021					3,400	179,826		
June 2, 2022					—	—		

[1] Amounts in Column (g) represent performance share units. Performance share units vest at the end of their corresponding three-year performance period if certain performance targets are met or exceeded. Amounts in Column (g) assume 100% vesting of the award, which represents the target amount payable. Each performance share converts one-for-one into a share of Common Stock upon vesting if the performance target is met. See "Compensation Discussion and Analysis" beginning on page 32 of this Proxy Statement. Amounts in Column (i) represent unvested restricted stock units and accumulated dividend equivalent rights. Restricted stock units awarded before fiscal year 2021 have five-year cliff vesting, meaning all restricted stock units vest on the fifth anniversary of the date they are granted. Restricted stock units vesting fiscal year 2021 and after, have three-year cliff vesting. At the time of vesting, restricted stock units are automatically converted into an equal number of shares of Common Stock. Restricted stock unit awards accumulate dividend equivalent rights, which track actual dividend amounts and are added to the total number of restricted stock units to be converted into shares of Common Stock at the time of vesting. These dividend equivalent units only vest when the underlying restricted stock units vest.

[2] Based on the closing price of $52.89 for our Common Stock, as quoted on the NYSE on March 31, 2023, the last trading day of fiscal year 2023.

OPTION EXERCISES AND STOCK VESTED

The following table presents information concerning the vesting of stock awards for the named executive officers during the fiscal year ended March 31, 2023. There were no other exercises of options, stock appreciation rights, or similar instruments for the named executive officers during the fiscal year ended March 31, 2023.

	Stock Awards	
Name	Number of Shares Acquired on Vesting	Value Realized on Vesting
	(#)	($)
(a)	(b)	(c)
George C. Freeman, III[1]	30,080	1,916,469
Airton L. Hentschke[1]	14,238	907,136
Johan. C. Kroner[1]	3,728	240,005
Preston D. Wigner[1]	6,668	424,835
Theodore G. Broome[1]	5,908	376,412

[1] Amounts represent the number of shares of Common Stock underlying stock awards vesting in fiscal year 2023. The amounts in Column (b) represent the vesting of restricted stock awards that were granted in fiscal year 2018 and the vesting of performance share units that were granted in fiscal year 2020. There have been no outstanding options since fiscal year 2018. As such, the columns relating to option exercises have been omitted.

PENSION BENEFITS

The following table shows the actuarial present value of accumulated benefits as of March 31, 2023, under each of our defined benefit plans, which are our only defined benefit plans that provide for payments or other benefits to the named executive officers at, following, or in connection with retirement.

Name	Plan Name	Number of Years Credited Service[1]	Present Value of Accumulated Benefit[2]	Payments During Last Fiscal Year
		(#)	($)	($)
(a)	(b)	(c)	(d)	(e)
George C. Freeman, III	Pension Plan	25.75	960,705	—
	Benefit Restoration Plan	25.75	8,007,743	—
Airton L. Hentschke	Pension Plan	10.25	303,763	—
	Benefit Restoration Plan	10.25	1,038,329	—
Johan. C. Kroner	Pension Plan	29.75	693,007	—
	Benefit Restoration Plan	29.75	321,234	—
Preston D. Wigner	Pension Plan	20	573,670	—
	Benefit Restoration Plan	20	1,126,171	—
Theodore G. Broome	Pension Plan	27	1,588,379	—
	Benefit Restoration Plan	27	2,528,621	—

[1] We have not granted, and we do not have a policy with respect to granting, extra years of service to named executive officers under the Pension Plan or the Benefit Restoration Plan. Additional information with respect to the Pension Plan and the Benefit Restoration Plan is set forth in the section entitled "Retirement and Post-Termination Compensation" beginning on page 49 of this Proxy Statement.

[2] Present value was determined assuming retirement at age 65 for the Pension Plan and Benefit Restoration Plan. The present value calculation used an interest rate consistent with assumptions used for our financial reporting under FASB ASC Topic 715 and a postretirement mortality assumption table for the Consumer Goods and Food & Drink Industry that is based on recent mortality data and closely tracks the actual mortality experience of our plans. Other assumptions made in the valuation are discussed in our Annual Report on Form 10-K for the year ended March 31, 2023, in the section entitled "Pension and Other Postretirement Benefit Plans," the section entitled "Critical Accounting Estimates and Assumptions," and in Note 13 to the consolidated financial statements, and are incorporated by reference into this Proxy Statement.

Retirement Benefits

Our named executive officers are covered by the Pension Plan, the Benefit Restoration Plan, deferred income plans, and the 401(k) Savings Plan. Our named executive officers are also covered by a Change of Control Policy addressing a change of control in our company. Additional details, and all amounts earned by our named executive officers or contributed by the Company to our named executive officers through those plans, are disclosed in this Proxy Statement.

Defined Benefit Retirement Plan. Our salaried employees, including our named executive officers, participate in the Pension Plan, which is a defined benefit retirement plan. The Pension Plan is a company-funded, qualified plan under the Internal Revenue Code, with the purpose of providing a fixed benefit for the life of the participant (and/or the spouse if the joint and survivor option is elected) beginning at the time of the participant's retirement or termination. The Pension Plan also has survivor benefits for the participant's spouse.

Effective January 1, 2014, the Pension Plan was changed to implement a new benefit formula for credited service accrued beginning January 1, 2014. The revised benefit formula is based on a compensation average for all compensation earned (often referred to as a Career Average) on or after January 1, 2014 multiplied by a designated percentage. The Excess Benefit portion of the formula was eliminated. The normal retirement benefit under the Pension Plan for service accrued beginning January 1, 2014 is calculated as follows:

Benefit:	Designated Percentage of Average Compensation for All Years	Multiplied by	Years of service beginning January 1, 2014

The Pension Plan benefit for credited service accrued through December 31, 2013 is a percentage of the participant's average compensation, multiplied by the participant's credited years of service under the Pension Plan prior to the change described above. Average compensation is calculated by taking the highest average of annual salary and annual cash incentive awards for any three consecutive calendar-year periods during the participant's participation in the Pension Plan. The normal retirement benefit under the Pension Plan for service accrued through December 31, 2013 is calculated as follows:

Base Benefit:	Designated Percentage of Average Compensation	Multiplied by	All years of service through December 31, 2013
PLUS			
Excess Benefit:	Designated Percentage of Average Compensation less Covered Compensation	Multiplied by	Participant's first 35 years of service through December 31, 2013

Covered compensation, for purposes of the excess benefit, is defined as the average of the Social Security Taxable Wage Base for the 35 calendar-year period ending December 31, 2013.

Benefits are paid as a straight life annuity for the participant's lifetime for a single participant, or a 50% joint and survivor annuity, if elected, for married participants for their joint lifetime. Benefits are normally payable when the participant reaches age 65; however, participants may begin receiving early retirement benefits when they reach age 55 and elect to retire with at least five years of service. If benefits are paid prior to age 65, the benefit is reduced based on the participant's age. Prior to 2014, the benefit reduction for early retirement was based on the participant's age and years of service. This was changed as of January 1, 2014 to a more standard reduction schedule that is based only on age.

Benefit Restoration Plan. To the extent benefits payable to our employees at retirement pursuant to the Pension Plan exceed amounts that may be payable under applicable provisions of the Internal Revenue Code, such benefits will be paid under our supplemental retirement plan called the Universal Leaf Tobacco Company, Incorporated 1996 Benefit Restoration Plan, which we refer to as the Benefit Restoration Plan. The Benefit Restoration Plan is a non-qualified defined benefit pension plan that provides eligible individuals the difference between the benefits they would actually accrue under the Pension Plan, but for the maximum benefit limitations and the limitation on compensation pursuant to the Internal Revenue Code that may be recognized under the Pension Plan and deferrals of their compensation under our two non-qualified deferred income plans, which are defined and discussed below. Benefits under the Benefit Restoration Plan are paid in one lump sum payment at retirement and benefits under the Deferred Income Plans are paid out at or after retirement in accordance with the election option chosen by a participant prior to deferral except where Section 409A restrictions apply. The purpose of the Benefit Restoration Plan is not to provide employees with additional benefits but to ensure that our employees who earn more than the amounts set forth in the Internal Revenue Code for maximum benefit limitations receive a retirement benefit that is proportionately equivalent to the benefit provided to our other salaried employees participating in the Pension Plan. We maintain the Pension Plan and Benefit Restoration Plan to ensure an overall competitive compensation and benefits offering and to attract and retain top talent. Our Compensation Committee believes it is essential that our overall compensation and benefits, including retirement benefits, be competitive in the market.

Retirement benefits under the Benefit Restoration Plan mirror those of the Pension Plan and as such, identical changes to the Pension Plan described in the previous section were implemented to this plan effective January 1, 2014. The Compensation Committee approved all changes to both the Pension Plan and the Benefit Restoration Plan after completing their evaluation and ensuring that the reduction in retirement benefits were consistently applied to all participants, inclusive of our named executive officers.

The retirement benefit under the Benefit Restoration Plan is paid in a lump sum. Like the Pension Plan, the benefit payable under the Benefit Restoration Plan normally is distributed when the participant reaches age 65. Participants may receive an early distribution of their retirement benefit when they reach age 55 and elect to retire with at least five years of service, but such early retirement benefit is reduced based on the participant's age. Prior to 2014, the benefit reduction for early retirement was based on the participant's age and years of service. This was changed as of January 1, 2014 to a more standard reduction schedule that is based only on age.

NON-QUALIFIED DEFERRED COMPENSATION

We offer all our U.S. employees, including those in our three newly-acquired ingredients companies, the opportunity to participate in a qualified deferred compensation plan, the 401(k) Savings Plan. Participants can contribute percentages on a monthly basis up to 100% of their base salary, subject to the 2022 and 2023 statutory calendar year contribution limits of $20,500 and $22,500 respectively and the additional age 50 and over statutory "catch-up" contributions. The Company matches 100% of the first 5% a participant contributes, subject to statutory limits. All of our named executive officers participated in the 401(k) Savings Plan in fiscal year 2023.

In addition to our 401(k) Savings Plan, we have a non-qualified deferred income plan available to certain executives: The Universal Leaf Tobacco Company, Incorporated Deferred Income Plan, which replaced a predecessor plan frozen prior to January 1, 2005 to comply with Section 409A of the Internal Revenue Code (together the DIP Plan). The DIP Plan is designed to permit participants to accumulate additional income for retirement and other personal financial goals through the deferral of their annual cash incentive award and portions of their salary. Deferred compensation arrangements are common executive programs and we believe that these arrangements help us in the recruitment and retention of executive talent for which we are competing.

The DIP Plan is a non-qualified savings plan, with eligibility based on a participant's position in the Company and certain of its subsidiaries. Participants elect to make contributions through the deferral of up to 50% of their salary, and up to 100% of their annual incentive award. The Company does not provide any contribution or match to the DIP Plan. The DIP Plan is unfunded and unsecured by us and provides the participants a variety of investment options from which to choose. No named executive officers deferred income in the DIP Plan in fiscal years 2023, 2022, or 2021.

The following table presents information concerning our deferred compensation plans that provide for the deferral of compensation of the named executive officers on a basis that is not tax qualified.

Name	Executive Contributions in FY 2023(1)	Registrant Contributions in FY 2023(2)	Aggregate Earnings in FY 2023(3)	Aggregate Withdrawals/ Distributions(4)	Aggregate Balance at FYE 2023(5)
	($)	($)	($)	($)	($)
George C. Freeman, III	—	—	(73,924)	—	1,335,972
Airton L. Hentschke	—	—	447	—	318,447
Johan C. Kroner	—	—	—	—	—
Preston D. Wigner	—	—	(1,665)	—	24,218
Theodore G. Broome	—	—	—	—	—

(1) Amounts represent a portion of base salary and annual incentive awards deferred into the DIP Plan.

(2) The DIP Plan does not provide for company matches or contributions.

(3) Amounts represent earnings on funds held for named executive officers in the DIP Plan except for Mr. Hentschke, Mr. Kroner and Mr. Broome. Mr. Hentschke, Mr. Kroner and Mr. Broome have not elected to defer income under the DIP Plan. The amount shown for Mr. Hentschke represents the estimated earnings on his vested balance in the Company's Brazil Previleaf Pension Plan (PPP). The PPP is a defined contribution plan established by the Company for eligible employees of one of our Brazilian subsidiaries. Mr. Hentschke has not been an active member of the PPP since his transfer to the United States in January 2013, and therefore no longer receives Company contributions to the PPP.

(4) The DIP Plan permits withdrawals under certain circumstances, including hardship, and participants may elect to have annual deferrals distributed from the DIP Plan upon retirement or after a specified number of years after the compensation is deferred.

(5) Amounts represent the balances at the end of fiscal year 2023 in the DIP Plan for named executive officers. The fair market value of Mr. Hentschke's vested balance in the Company's Brazil PPP is included, and reflects also a foreign exchange impact. Any executive contributions would be included in the aggregate balance that is reported as compensation to the named executive officers in the "Summary Compensation Table". In our 2022 Proxy Statement and 2021 Proxy Statement our executive contributions were as follows: Mr. G. Freeman: $0 (2022) and $0 (2021), Mr. Hentschke: $0 (2022) and $0 (2021), Mr. Kroner: $0 (2022) and $0 (2021), Mr. Wigner: $0 (2022) and $0 (2021), and Mr. Broome: $0 (2022) and $0 (2021).

In addition to our qualified and non-qualified deferred compensation plans, the Company took the appropriate actions to potentially maximize the deductibility of its compensation and benefit programs and avoid the limitations on deductibility under Section 162(m) of the Internal Revenue Code. The Tax Cut and Jobs Act was enacted in the United States in December 2017 and included changes to Section 162(m). Additional information about Section 162(m) is set forth in the section entitled "Limitations on Deductibility of Compensation" on page 40 of this Proxy Statement.

The vesting of certain restricted stock units awards to Mr. G. Freeman was subject to Code Section 162(m) and certain payments have been deferred until Mr. G. Freeman retires. The following table presents information concerning those deferrals.

Name	Executive Contributions in FY 2023	Registrant Contributions in FY 2023	Aggregate Earnings in FY 2023[1]	Aggregate Withdrawals/ Distributions	Aggregate Balance at FYE 2023[2]
	($)	($)	($)	($)	($)
George C. Freeman, III	—	—	(80,030)	—	2,119,197

[1]   Amount represents earnings and change in market value during fiscal year 2023.

[2]   Amount represents market value of the restricted stock units based on the March 31, 2023 closing price of stock on the NYSE of $52.89.

SUMMARY OF TERMINATION PAYMENTS AND BENEFITS

Potential Payments Upon Termination or Change of Control

In May 2020, the Board approved and adopted the Change of Control Policy. Participants in the Change of Control Policy ("Participants") are selected by the Compensation Committee, from time to time, from among the officers and other key employees of the Company and any company controlled by, controlling or under common control of the Company ("Affiliated Companies") and shall be designated as "Category 1" Participants, "Category 2" Participants, or "Category 3" Participants. The terms and conditions in the Change of Control Policy depend on the designation of the Participant.

Currently, Mr. George C. Freeman III, the Company's Chairman, President, and Chief Executive Officer, is designated as a Category 1 Participant. The other named executive officers are designated as Category 2 Participants, and certain other executive officers are designated as Category 2 or 3 Participants.

A "change of control" is defined in the Change of Control Policy, and is generally deemed to have occurred if:

- any individual, entity, or group acquires 20% or more of either the outstanding shares of Common Stock or the combined voting power of our outstanding voting securities;
- a majority of our directors are replaced;
- we reorganize, merge, consolidate, or sell all or substantially all of our assets except for certain situations in which control of outstanding shares of Common Stock or outstanding voting securities is maintained; or
- our shareholders approve a complete liquidation or dissolution of the Company.

The Change of Control Policy:

- does not contain any obligation to gross-up severance payments for potential excise taxes incurred by the Participant;
- contains a "double trigger" instead of a "single trigger," meaning that payments are not made until there is a change of control and the Participant is terminated within three years of the change of control or, in limited circumstances, within thirty days prior to a change in control; and
- contains certain administrative elements intended to address the requirements of Section 409A of the Internal Revenue Code applicable to deferred compensation.

The Change of Control Policy provides that if the Participant is terminated other than for "cause", death, or disability within three years of the change in control or, in limited circumstances, within thirty days prior to a change in control, or if the Participant terminates his employment for good reason within such three-year period, the Participant is entitled to receive certain severance benefits, generally as follows:

- A cash severance payment based on the Participant's designated category:
  - Category 1 Participants receive 2.5 times the sum of their then-current annual base salary and most recent targeted annual bonus.
  - Category 2 Participants receive 2.0 times the sum of their then-current annual base salary and most recent targeted annual bonus.
  - Category 3 Participants receive 1.0 times the sum of their then-current annual base salary and most recent targeted annual bonus.
- A cash payment equal to twelve times one month of COBRA (the Consolidated Omnibus Budget Reconciliation Act of 1985) premiums for continued group medical, vision, and dental coverage.

In each case, receipt of any compensation or benefits under the Change of Control Policy is subject to the Participant's execution of a severance agreement, which contains a release of claims and restrictive covenants (including non-compete, non-solicitation, and confidentiality provisions). If the Participant does not execute the severance agreement, the Participant will receive their previously accrued and vested benefits, and a pro-rated current year bonus (based on actual performance and paid when other executives are paid).

Severance and Change of Control Benefits for the Named Executive Officers

The following tables summarize the value of the termination payments and benefits that each of our named executive officers would receive if their employment had terminated on March 31, 2023, under the circumstances shown. The tables exclude amounts accrued through March 31, 2023, that would be paid in the normal course of continued employment, such as accrued but unpaid salary and earned annual cash incentive award for the fiscal year ended March 31, 2023.

Under our benefit programs, an individual is eligible for retirement after reaching age 55, with at least five years of service. The amounts in the tables for "Retirement" assume that all of our named executive officers have reached age 55 by March 31, 2023, even though that was not the case for Messrs. Hentschke and Wigner.

Summary of Termination Payment and Benefits: George C. Freeman, III

Benefit	Retirement	Death	Disability	Termination by Executive Other Than Retirement, Death or Disability	For Cause Termination by Company Other Than Retirement, Death or Disability	Involuntary Termination Following a Change in Control
	($)	($)	($)	($)	($)	($)
	(a)	(b)	(c)	(d)	(e)	(f)
Change of Control[1]	—	—	—	—	—	4,894,500
Acceleration of Equity Awards						
Restricted Stock Units[2]	5,752,104	5,752,104	5,752,104	—	—	5,752,104
Performance Share Units[2]	2,994,896	2,994,896	2,994,896	—	—	2,994,896
Qualified Retirement Benefits						
Pension Plan[3]	76,491	39,510	102,527	76,491	76,491	76,491
401(k) Savings Plan[4]	1,143,930	1,143,930	1,143,930	1,143,930	1,143,930	1,143,930
Non-Qualified Retirement Benefits						
Benefit Restoration Plan[5]	9,064,227	4,162,844	9,064,227	9,064,227	9,064,227	9,064,227
Deferred Income Plan (DIP)[6]	83,637	1,335,972	1,335,972	1,335,972	1,335,972	1,335,972
Deferred Payment of Restricted Stock[7]	2,119,197	2,119,197	2,119,197	2,119,197	2,119,197	2,119,197
Other Benefits						
Health and Welfare Plans[8]	—	3,100,000	—	—	—	—
Long-Term Disability Plan[9]	—	—	616,680	—	—	—
Total	21,234,482	20,648,453	23,129,533	13,739,817	13,739,817	27,381,317

[1] Amount represents cash payment due pursuant to the change in control double trigger (change in control and involuntary termination) provided in the Change of Control Policy. The payments do not include any form of tax gross-up amount because the Change of Control Policy does not provide for such payments.

[2] Restricted stock units and the corresponding dividend equivalent rights automatically vest and are paid in shares of Common Stock at the time of the events specified in the table for which amounts are shown. Amounts for restricted stock units represent the value of Common Stock as of March 31, 2023. Performance share units vest on the last day of the performance period and are earned and paid out based on the degree to which our financial performance exceeds a threshold level. Participants remain entitled to previously awarded performance share units if they retire, die or become disabled during the performance period. Amounts for performance share units are based on the market value of the underlying shares of Common Stock as of March 31, 2023 and assuming a payout equating to the target level of performance.

[3] For all columns except Column (b), amounts represent an annual payment to the executive at March 31, 2023, payable for the life of the executive, assuming with respect to Columns (a), (d), (e), and (f), the executive elects the 50% joint and survivor annuity option, which is the default option under the Pension Plan. For Column (c), the annual payment assumes the executive elects the straight life annuity option. For Column (b), the amount represents an annual payment to the executive's survivor at March 31, 2023, payable for the life of the survivor.

[4] Amounts represent a lump sum distribution at March 31, 2023 from the 401(k) Savings Plan.

[5] Amounts represent a lump sum payment at March 31, 2023 including the balance from the terminated individual trust agreement maintained through the Benefit Restoration Plan. A participant will forfeit all rights in and to any benefits payable under the Benefit Restoration Plan if the Company terminates the participant's employment as a result of a participant's fraud, dishonesty or embezzlement where the participant has been materially, unjustly enriched by such conduct.

[6] Amount in Column (a) represents a first payment of annual payments for retirement as elected in the executive's DIP Plan agreements. Amounts in Columns (b) through (f) represent a lump-sum payment for all remaining circumstances as elected in the executive's DIP Plan agreements.

[7] Amounts represent the value of restricted stock units that vested, but payment was deferred until termination of employment in order to preserve the Section 162(m) deduction. More information regarding these restricted stock units is discussed in the section entitled "Non-Qualified Deferred Compensation" on page 59 of this Proxy Statement. More information on Section 162(m) is discussed in the section entitled "Limitations on Deductibility of Compensation" on page 40 of this Proxy Statement.

[8] Amounts represent payment due under the standard Group Term Life Insurance Program, which is the death benefit amount on March 31, 2023. In case of accidental death, the benefit amount would increase by $5,600,000 (includes AD&D and Business Travel Accident Insurance).

[9] Amounts represent 60% of annual base salary as of March 31, 2023, which is payable from three different sources: the Pension Plan, Social Security, and a company supplement. Payments under the long-term disability plan continue until the recipient reaches age 65.

Summary of Termination Payment and Benefits: Airton L. Hentschke

Benefit	Retirement	Death	Disability	Termination by Executive Other Than Retirement, Death, or Disability	For Cause Termination by Company Other Than Retirement, Death or Disability	Involuntary Termination Following a Change in Control
	($)	($)	($)	($)	($)	($)
	(a)	(b)	(c)	(d)	(e)	(f)
Change of Control[1]	—	—	—	—	—	2,268,800
Acceleration of Equity Awards						
Restricted Stock Units[2]	2,726,638	2,726,638	2,726,638	—	—	2,726,638
Performance Share Units[2]	1,420,097	1,420,097	1,420,097	—	—	1,420,097
Qualified Retirement Benefits						
Pension Plan[3]	22,499	—	43,622	22,499	22,499	22,499
401(k) Savings Plan[4]	473,165	473,165	473,165	473,165	473,165	473,165
Non-Qualified Retirement Benefits						
Benefit Restoration Plan[5]	1,080,012	—	1,080,012	1,080,012	1,080,012	1,080,012
Deferred Income Plan (DIP)[6]	318,447	318,447	318,447	318,447	318,447	318,447
Other Benefits						
Health and Welfare Plans[7]	—	1,600,000	—	—	—	—
Long-Term Disability Plan[8]	—	—	389,820	—	—	—
Total	6,040,858	6,538,347	6,451,801	1,894,123	1,894,123	8,309,658

[1] Amount represents cash payment due pursuant to the change in control double trigger (change in control and involuntary termination) provided in the Change of Control Policy. The payments do not include any form of tax gross-up amount because the Change of Control Policy does not provide for such payments.

[2] Restricted stock units and the corresponding dividend equivalent rights automatically vest and are paid in shares of Common Stock at the time of the events specified in the table for which amounts are shown. Amounts for restricted stock units represent the value of Common Stock as of March 31, 2023. Performance share units vest on the last day of the performance period and are earned and paid out based on the degree to which our financial performance exceeds a threshold level. Participants remain entitled to previously awarded performance share units if they retire, die or become disabled during the performance period. Amounts for performance share units are based on the market value of the underlying shares of Common Stock as of March 31, 2023 and assuming a payout equating to the target level of performance.

[3] For all columns except Column (b), amounts represent an annual payment to the executive at March 31, 2023, payable for the life of the executive, assuming with respect to Columns (a), (d), (e), and (f), the executive elects the straight life option, which is the default option under the Pension Plan. For Column (c), the annual payment assumes the executive elects the straight life annuity option. For Column (b), the amount represents an annual payment to the executive's survivor at March 31, 2023.

[4] Amounts represent a lump sum distribution at March 31, 2023 from the 401(k) Savings Plan.

[5] Amounts represent a lump sum payment at March 31, 2023 from the Benefit Restoration Plan. A participant will forfeit all rights in and to any benefits payable under the Benefit Restoration Plan if the Company terminates the participant's employment as a result of a participant's fraud, dishonesty or embezzlement where the participant has been materially, unjustly enriched by such conduct.

[6] Amount in Column (a) represents a first payment of annual payments for retirement as elected in the executive's DIP Plan agreements. Amounts in Columns (b) through (f) represent a lump-sum payment for all remaining circumstances as elected in the executive's DIP Plan agreements. In Mr. Hentschke's case, the amounts include his vested account balance in the Company's Brazil Previleaf Pension Plan.

[7] Amounts represent payment due under the standard Group Term Life Insurance Program, which is the death benefit amount on March 31, 2023. In case of accidental death, the benefit amount would increase by $5,574,000 (includes AD&D and Business Travel Accident Insurance).

[8] Amounts represent 60% of annual base salary as of March 31, 2023, which is payable from three different sources: the Pension Plan, Social Security, and a company supplement. Payments under the long-term disability plan continue until the recipient reaches age 65.

Summary of Termination Payment and Benefits: Johan C. Kroner

Benefit	Retirement	Death	Disability	Termination by Executive Other Than Retirement, Death or Disability	For Cause Termination by Company Other Than Retirement, Death or Disability	Involuntary Termination Following a Change in Control
	($)	($)	($)	($)	($)	($)
	(a)	(b)	(c)	(d)	(e)	(f)
Change of Control[1]	—	—	—	—	—	1,664,800
Acceleration of Equity Awards						
Restricted Stock Units[2]	1,514,188	1,514,188	1,514,188	—	—	1,514,188
Performance Share Units[2]	941,442	941,442	941,442	—	—	941,442
Qualified Retirement Benefits						
Pension Plan[3]	57,345	—	90,999	57,345	57,345	57,345
401(k) Savings Plan[4]	1,156,797	1,156,797	1,156,797	1,156,797	1,156,797	1,156,797
Non-Qualified Retirement Benefits						
Benefit Restoration Plan[5]	311,158	—	311,158	311,158	311,158	311,158
Deferred Income Plan (DIP)[6]	—	—	—	—	—	—
Other Benefits						
Health and Welfare Plans[7]	—	1,600,000	—	—	—	—
Long-Term Disability Plan[8]	—	—	296,400	—	—	—
Total	3,980,930	5,212,427	4,310,984	1,525,300	1,525,300	5,645,730

[1] Amount represents cash payment due pursuant to the change in control double trigger (change in control and involuntary termination) provided in the Change of Control Policy. The payments do not include any form of tax gross-up amount because the Change of Control Policy does not provide for such payments.

[2] Restricted stock units and the corresponding dividend equivalent rights automatically vest and are paid in shares of Common Stock at the time of the events specified in the table for which amounts are shown. Amounts for restricted stock units represent the value of Common Stock as of March 31, 2023. Performance share units vest on the last day of the performance period and are earned and paid out based on the degree to which our financial performance exceeds a threshold level. Participants remain entitled to previously awarded performance share units if they retire, die or become disabled during the performance period. Amounts for performance share units are based on the market value of the underlying shares of Common Stock as of March 31, 2023 and assuming a payout equating to the target level of performance.

[3] For all columns except Column (b), amounts represent an annual payment to the executive at March 31, 2023, payable for the life of the executive, assuming with respect to Columns (a), (d), (e), and (f), the executive elects the 50% joint and survivor annuity option, which is the default option under the Pension Plan. For Column (c), the annual payment assumes the executive elects the straight life annuity option. For Column (b), the amount represents an annual payment to the executive's survivor at March 31, 2023.

[4] Amounts represent a lump sum distribution at March 31, 2023 from the 401(k) Savings Plan.

[5] Amounts represent a lump sum payment at March 31, 2023 from the Benefit Restoration Plan. A participant will forfeit all rights in and to any benefits payable under the Benefit Restoration Plan if the Company terminates the participant's employment as a result of a participant's fraud, dishonesty or embezzlement where the participant has been materially, unjustly enriched by such conduct.

[6] Amount in Column (a) represents a first payment of annual payments for retirement as elected in the executive's DIP Plan agreements. Amounts in Columns (b) through (f) represent a lump-sum payment for all remaining circumstances as elected in the executive's DIP Plan agreements.

[7] Amounts represent payment due under the standard Group Term Life Insurance Program, which is the death benefit amount on March 31, 2023. In case of accidental death, the benefit amount would increase by $6,122,000 (includes AD&D, voluntary AD&D, and Business Travel Accident Insurance).

[8] Amounts represent 60% of annual base salary as of March 31, 2023, which is payable from three different sources: the Pension Plan, Social Security, and a company supplement. Payments under the long-term disability plan continue until the recipient reaches age 65.

Summary of Termination Payment and Benefits: Preston D. Wigner

Benefit	Retirement	Death	Disability	Termination by Executive Other Than Retirement, Death or Disability	For Cause Termination by Company Other Than Retirement, Death or Disability	Involuntary Termination Following a Change in Control
	($)	($)	($)	($)	($)	($)
	(a)	(b)	(c)	(d)	(e)	(f)
Change of Control[1]	—	—	—	—	—	1,444,400
Acceleration of Equity Awards						
Restricted Stock Units[2]	1,272,588	1,272,588	1,272,588	—	—	1,272,588
Performance Share Units[2]	663,770	663,770	663,770	—	—	663,770
Qualified Retirement Benefits						
Pension Plan[3]	43,318	29,615	78,616	43,318	43,318	43,318
401(k) Savings Plan[4]	969,879	969,879	969,879	969,879	969,879	969,879
Non-Qualified Retirement Benefits						
Benefit Restoration Plan[5]	1,289,049	570,943	1,289,049	1,289,049	1,289,049	1,289,049
Deferred Income Plan (DIP)[6]	24,218	24,218	24,218	24,218	24,218	24,218
Other Benefits						
Health and Welfare Plans[7]	—	1,517,000	—	—	—	—
Long-Term Disability Plan[8]	—	—	273,000	—	—	—
Total	4,262,822	5,048,013	4,571,120	2,326,464	2,326,464	5,707,222

[1] Amount represents cash payment due pursuant to the change in control double trigger (change in control and involuntary termination) provided in the Change of Control Policy. The payments do not include any form of tax gross-up amount because the Change of Control Policy does not provide for such payments.

[2] Restricted stock units and the corresponding dividend equivalent rights automatically vest and are paid in shares of Common Stock at the time of the events specified in the table for which amounts are shown. Amounts for restricted stock units represent the value of Common Stock as of March 31, 2023. Performance share units vest on the last day of the performance period and are earned and paid out based on the degree to which our financial performance exceeds a threshold level. Participants remain entitled to previously awarded performance share units if they retire, die or become disabled during the performance period. Amounts for performance share units are based on the market value of the underlying shares of Common Stock as of March 31, 2023 and assuming a payout equating to the target level of performance.

[3] For all columns except Column (b), amounts represent an annual payment to the executive at March 31, 2023, payable for the life of the executive, assuming with respect to Columns (a), (d), (e), and (f), the executive elects the 50% joint and survivor annuity option, which is the default option under the Pension Plan. For Column (c), the annual payment assumes the executive elects the straight life annuity option. For Column (b), the amount represents an annual payment to the executive's survivor at March 31, 2023, payable for the life of the survivor.

[4] Amounts represents a lump sum distribution at March 31, 2023 from the 401(k) Savings Plan.

[5] Amounts represent a lump sum payment at March 31, 2023 from the Benefit Restoration Plan. A participant will forfeit all rights in and to any benefits payable under the Benefit Restoration Plan if the Company terminates the participant's employment as a result of a participant's fraud, dishonesty or embezzlement where the participant has been materially, unjustly enriched by such conduct.

[6] Amount in Column (a) represents a first payment of annual payments for retirement as elected in the executive's DIP Plan agreements. Amounts in Columns (b) through (f) represent a lump-sum payment for all remaining circumstances as elected in the executive's DIP Plan agreements.

[7] Amounts represent payment due under the standard Group Term Life Insurance Program, which is the death benefit amount on March 31, 2023. In case of accidental death, the benefit amount would increase by $4,275,000 (includes AD&D and Business Travel Accident Insurance).

[8] Amounts represent 60% of annual base salary as of March 31, 2023, which is payable from three different sources: the Pension Plan, Social Security, and a company supplement. Payments under the long-term disability plan continue until the recipient reaches age 65.

Summary of Termination Payment and Benefits: Theodore G. Broome

Benefit	Retirement	Death	Disability	Termination by Executive Other Than Retirement, Death or Disability	For Cause Termination by Company Other Than Retirement, Death or Disability	Involuntary Termination Following a Change in Control
	($)	($)	($)	($)	($)	($)
	(a)	(b)	(c)	(d)	(e)	(f)
Change of Control[1]	—	—	—	—	—	1,438,000
Acceleration of Equity Awards						
Restricted Stock Units[2]	1,332,457	1,332,457	1,332,457	—	—	1,332,457
Performance Share Units[2]	404,609	404,609	404,609	—	—	404,609
Qualified Retirement Benefits						
Pension Plan[3]	127,695	63,848	127,695	127,695	127,695	127,695
401(k) Savings Plan[4]	718,146	718,146	718,146	718,146	718,146	718,146
Non-Qualified Retirement Benefits						
Benefit Restoration Plan[5]	2,528,621	1,331,984	2,528,621	2,528,621	2,528,621	2,528,621
Deferred Income Plan (DIP)[6]	—	—	—	—	—	—
Other Benefits						
Health and Welfare Plans[7]	—	1,510,000	—	—	—	—
Long-Term Disability Plan[8]	—	—	—	—	—	—
Total	5,111,528	5,361,044	5,111,528	3,374,462	3,374,462	6,549,528

[1] Amount represents cash payment due pursuant to the change in control double trigger (change in control and involuntary termination) provided in the Change of Control Policy. The payments do not include any form of tax gross-up amount because the Change of Control Policy does not provide for such payments.

[2] Restricted stock units and the corresponding dividend equivalent rights automatically vest and are paid in shares of Common Stock at the time of the events specified in the table for which amounts are shown. Amounts for restricted stock units represent the value of Common Stock as of March 31, 2023. Performance share units vest on the last day of the performance period and are earned and paid out based on the degree to which our financial performance exceeds a threshold level. Participants remain entitled to previously awarded performance share units if they retire, die or become disabled during the performance period. Amounts for performance share units are based on the market value of the underlying shares of Common Stock as of March 31, 2023 and assuming a payout equating to the target level of performance.

[3] For all columns except Column (b), amounts represent an annual payment to the executive at March 31, 2023, payable for the life of the executive, assuming with respect to Columns (a), (d), (e), and (f), the executive elects the 50% joint and survivor annuity option, which is the default option under the Pension Plan. For Column (c), the annual payment assumes the executive elects the straight life annuity option. For Column (b), the amount represents an annual payment to the executive's survivor at March 31, 2023, payable for the life of the survivor.

[4] Amounts represent a lump sum distribution at March 31, 2023 from the 401(k) Savings Plan.

[5] Amounts represent a lump sum payment at March 31, 2023 including the balance from the terminated individual trust agreement maintained through the Benefit Restoration Plan. A participant will forfeit all rights in and to any benefits payable under the Benefit Restoration Plan if the Company terminates the participant's employment as a result of a participant's fraud, dishonesty or embezzlement where the participant has been materially, unjustly enriched by such conduct.

[6] Amount in Column (a) represents a first payment of annual payments for retirement as elected in the executive's DIP Plan agreements. Amounts in Columns (b) through (f) represent a lump-sum payment for all remaining circumstances as elected in the executive's DIP Plan agreements.

[7] Amounts represent payment due under the standard Group Term Life Insurance Program, which is the death benefit amount on March 31, 2023. In case of accidental death, the benefit amount would increase by $4,265,000 (includes AD&D and Business Travel Accident Insurance).

[8] Long-term disability is not available after age 65.

CEO PAY RATIO FOR FISCAL YEAR 2023

Overview

Universal Corporation is a global business-to-business agri-products supplier to consumer product manufacturers operating in over 30 countries on five continents. Our employee population was evaluated for the fiscal year 2023 CEO pay ratio as of March 31, 2023, when we had 28,546 employees, with 95% of our employee population located outside of the United States. We included all full-time, part-time and seasonal employees who were employed by consolidated subsidiaries. These employees were located in 26 countries, many of which are in less developed countries and rural areas with lower wage geographies where the average annual salary is significantly less than the average annual salary in the U.S. Our employee population of unskilled, seasonal workers was 16,858, or approximately 60% of the Company's total employee population.

Methodology

The methodology and the material assumptions, adjustments, and estimates that we used to identify our median employee in fiscal year 2023 were as follows:

- We selected March 31, 2023 as the determination date, which was the last day of our fiscal year 2023 year-end;
- We collected the actual base salary for full-time, part-time, and seasonal employees (other than Mr. G. Freeman) and actual pay from April 1, 2022, through March 31, 2023, for our seasonal employees;
- Full-time employees that were hired between April 1, 2022 and March 31, 2023, were annualized as permitted by SEC rules;
- Part-time employees who were hired during this same time period with a set schedule were counted using their annualized salary based on the hours hired to work. Part-time employees who have a variable schedule were counted using their actual pay;
- Foreign currency was converted to U.S. dollars using an average of the relevant currency conversion rates over the period April 1, 2022 through March 31, 2023; and
- We did not make any cost of living adjustments for any employee located outside of the U.S.

Calculation

Using the methodology described above, we estimated that for fiscal year 2023, our global median employee was an unskilled, full time worker in Mozambique. We then calculated the elements of that employee's compensation for fiscal year 2023 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in total annual compensation of $2,004.

For the total annual compensation of the Company's Chief Executive Officer (the "CEO"), Mr. G. Freeman, we used the amount reported in the Summary Compensation Table on page 51 of $4,832,074. Based on this information, for fiscal year 2023, the estimated ratio of the annual compensation of Mr. G. Freeman to the median annual total compensation of all employees (except Mr. G. Freeman) was 2,411 to 1.

Our Ratio in Context

We are not permitted to annualize the compensation of seasonal workers under the SEC rules. As a result, our pay ratio is inflated due to the global nature of our workforce and our significant reliance on unskilled, seasonal workers during the tobacco processing periods throughout the world. As a comparison, for fiscal year 2023 we identified the median U.S. employee in the same manner as described above. This resulted in a total annual compensation of the median U.S. employee for fiscal year 2023 of $50,091. The ratio of the CEO to the median U.S. employee's total annual compensation was 96 to 1.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain measures of the Company's financial performance. For further information concerning the Company's pay-for-performance philosophy and how our Compensation Committee aligns executive compensation with the Company's performance, refer to the section of this Proxy Statement titled "Compensation Discussion and Analysis".

The tabular and narrative disclosures provided below are intended to be calculated in a manner consistent with the applicable SEC rules and may reflect reasonable estimates and assumptions where appropriate.

Pay Versus Performance Table

The following table provides information required under the SEC's Item 402(v) of Regulation S-K disclosing (i) a measure of total compensation and a measure reflecting "compensation actually paid" for our principal executive officer ("PEO") and, as an average, for our other named executive officers ("NEOs"), and (ii) select financial performance measures, in each case, for our three most recently completed fiscal years.

| | | | | | Value of Initial Fixed $100 Investment Based On: | | | |
Year	Summary Compensation Table Total for PEO (1)	Compensation Actually Paid to PEO (2)	Average Summary Compensation Table Total for Non-PEO NEOs (3)	Average Compensation Actually Paid to Non-PEO NEOs (4)	Total Shareholder Return (5)	Peer Group Total Shareholder Return (6)	Net Income (Loss) ($ in thousands) (7)	1 Year Adjusted Diluted EPS (8)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2023	$ 4,832,074	$ 5,325,169	$ 1,823,628	$ 1,919,696	$ 143.55	$ 180.30	$ 124,052	$ 5.10
2022	$ 3,735,584	$ 4,363,778	$ 1,449,372	$ 1,574,242	$ 148.67	$ 197.73	$ 86,577	$ 3.88
2021	$ 5,171,861	$ 6,885,379	$ 1,732,667	$ 2,251,644	$ 142.74	$ 195.33	$ 87,410	$ 4.24

(1) The dollar amounts reported in column B are the amounts of total compensation reported for Mr. G. Freeman for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to the section of this Proxy Statement titled "Summary Compensation Table."

(2) The dollar amounts reported in column C represent the amount of "compensation actually paid" to Mr. G. Freeman for the corresponding fiscal year, as computed in accordance with Item 402(v) of Regulation S-K and as further described below. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. G. Freeman during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. G. Freeman's total compensation for each year to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for PEO	Reported Value of Equity Awards	Equity Award Adjustments	Reported Change in the Actuarial Present Value of Pension Benefits	Pension Benefit Adjustments	Compensation Actually Paid to PEO
		(a)	(b)	(c)	(d)	
2023	$ 4,832,074	$ (2,117,839)	$ 2,251,432	$ —	$ 359,502	$ 5,325,169
2022	$ 3,735,584	$ (1,809,558)	$ 2,053,872	$ —	$ 383,880	$ 4,363,778
2021	$ 5,171,861	$ (1,678,735)	$ 4,521,365	$ (1,501,209)	$ 372,097	$ 6,885,379

a. The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" column in the Summary Compensation Table for the applicable year. Refer to the section of this Proxy Statement titled "Summary Compensation Table."

b. The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate the fair value were updated as of each measurement date and will differ from those disclosed as of the grant date. The methodology used to develop the valuation assumptions as of each applicable measurement date is consistent with those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year-End Fair Value of Equity Awards Granted in the Year and that are Unvested	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that are Unvested	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Prior Year-End Fair Value of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Awards Adjustments
2023	$ 1,979,189	$ (223,314)	$ —	$ 193,290	$ —	$ 302,226	$ 2,251,432
2022	$ 1,831,797	$ (99,650)	$ —	$ (7,531)	$ —	$ 329,257	$ 2,053,872
2021	$ 2,388,066	$ 1,775,014	$ —	$ (11,228)	$ —	$ 369,513	$ 4,521,365

c. The reported change in the actuarial present value of defined benefit pension benefits reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column in the Summary Compensation Table for the applicable year. Refer to the section of this Proxy Statement titled "Summary Compensation Table."

d. The pension benefit adjustment is the value attributable to the applicable years' service cost.

(3) The dollar amounts reported in D represent the average of the amounts reported for the non-PEO NEOs in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the non-PEO NEOs included for purposes of calculating the average amounts in each applicable year are as follows: Mr. Hentschke, Mr. Kroner, Mr. Wigner, and Mr. Broome for 2021, 2022, and 2023.

(4) The dollar amounts reported in E represent the average amount of "compensation actually paid" to the non-PEO NEOs specified in footnote (3), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the non-PEO NEOs during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the non-PEO NEOs for each year to determine the compensation actually paid, using the same methodology described above in footnote (2):

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards	Average Equity Award Adjustments	Reported Change in the Actuarial Present Value of Pension Benefits	Pension Benefit Adjustments	Average Compensation Actually Paid to Non-PEO NEOs
		(a)	(b)		(c)	
2023	$ 1,823,628	$ (647,679)	$ 671,393	$ (25,749)	$ 98,104	$ 1,919,696
2022	$ 1,449,372	$ (546,555)	$ 614,848	$ (52,414)	$ 108,993	$ 1,574,242
2021	$ 1,732,667	$ (506,936)	$ 1,283,618	$ (356,430)	$ 98,726	$ 2,251,644

a. The grant date fair value of equity awards represents the total of the average amounts reported in the "Stock Awards" column for non-PEO NEOs in the Summary Compensation Table for the applicable year. Refer to the section of this Proxy Statement titled "Summary Compensation Table."

b. The average equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following for each of the non-PEO NEOs: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate the fair value were updated as of each measurement date and will differ from those disclosed as of the grant date. The methodology used to develop the valuation assumptions as of each applicable measurement date is consistent with those disclosed at the time of grant. The amounts deducted or added in calculating the average equity award adjustments are as follows:

Year	Average Year-End Fair Value of Equity Awards Granted in the Year and that are Unvested	Average Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that are Unvested	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Average Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Average Prior Year-End Fair Value of Equity Awards that Failed to Meet Vesting Conditions in the Year	Average Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Average Equity Awards Adjustments
2023	$ 593,508	$ (60,528)	$ —	$ 49,108	$ —	$ 89,305	$ 671,393
2022	$ 553,272	$ (27,613)	$ —	$ (1,764)	$ —	$ 90,952	$ 614,848
2021	$ 721,135	$ 467,131	$ —	$ (2,616)	$ —	$ 97,968	$ 1,283,618

c. The reported change in the actuarial present value of defined benefit pension benefits reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column in the Summary Compensation Table for the applicable year. Refer to the Summary Compensation Table.

d. The pension benefit adjustment is the value attributable to the applicable years' service cost.

(5) Total shareholder return ("TSR") is the value of $100 at the end of the measurement period assuming invested in Universal's stock as of March 31, 2020 assuming reinvestment of dividends.

(6) Peer group TSR, is the value of $100 at the end of the measurement period assuming invested in the peer group index as of March 31, 2020 assuming reinvestment of dividends. The peer group used for this purpose is the following published industry index: S&P Smallcap 600 Index (the "Peer Index").

(7) The dollar amounts reported represent our net income, as reflected in the Company's audited financial statements for the applicable year.

(8) The dollar amounts reported represent our 1 Year Adjusted Diluted EPS, which we define and calculate as the fully diluted earnings per share of Common Stock as reflected in the Company's audited financial statements for the applicable year, adjusted to excluded extraordinary gains and losses, restructuring and impairment, and annual cash incentive award accruals under the Annual Incentive Plan as set forth in the table in the section "Components of Executive Compensation – Annual Cash Incentive Awards" in this Proxy Statement and in the Proxy Statement for each applicable year. While the Company uses several financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that the 1 Year Adjusted Diluted EPS is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link compensation actually paid to the NEOs, for the most recently completed fiscal year, to the Company's performance.

List of Most Important Financial Performance Measures to Determine 2023 Compensation Actually Paid

As described in more detail in the Compensation Discussion and Analysis section, our executive compensation program reflects a pay-for-performance philosophy and includes performance metrics that are intended to incentivize our NEOs and align our NEOs' interests with those of our shareholders. With respect to the 2023 fiscal year, the most important financial performance measures used to link executive compensation actually paid to our performance overall are as follows:

Metrics Used in Determining NEO Pay

1 Year Adjusted Diluted EPS

3 Year Average Adjusted Diluted EPS

Adjusted Economic Profit

Analysis of the Information Presented in the Pay Versus Performance Table

As described in more detail in the section of this Proxy Statement titled "Compensation Discussion and Analysis", the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several financial performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay Versus Performance Table. Moreover, the Company generally seeks to incentivize creation of long-term shareholder value, and, therefore, does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the Pay Versus Performance Table.

Note that, as reflected in each of the graphs below, the amount of compensation actually paid in 2021 reflects our philosophy that a significant portion of our NEO's compensation take the form of equity awards, and our stock price increased significantly between the end of fiscal year 2020 and fiscal year 2021 resulting in a significant increase in the value of such awards at fiscal year end.

Compensation Actually Paid and Total Shareholder Return (TSR)

Please see the following graph for the relationship between compensation actually paid to our PEO and the average amount of compensation actually paid to our other NEOs and total shareholder return for Universal and the S&P SmallCap 600 Index ("Peer Index") over the three most recently completed fiscal years. Total shareholder return is the value of $100 at the end of the measurement period assuming invested as of March 31, 2020 and in each case with dividends reinvested.



Compensation Actually Paid and Net Income

Please see the following graph for the relationship between compensation actually paid to our PEO and the average amount of compensation actually paid to our other NEOs and net income. Compensation actually paid was generally aligned with net income between 2022 and 2023. The relationship between compensation actually paid and net income between 2021 and 2022 can be explained in part by the year-over-year change in fair value between 2020 and 2021 of equity awards granted in prior years that were unvested at year end.



Compensation Actually Paid and 1 Year Adjusted Diluted EPS

Please see the following graph for the relationship between compensation actually paid to our PEO, the average amount of compensation actually paid to our other NEOs and the 1 Year Adjusted Diluted EPS over the three most recently completed fiscal years. Compensation actually paid during this period was generally aligned with 1 Year Adjusted Diluted EPS.



EQUITY COMPENSATION INFORMATION

Shares of Common Stock are authorized for issuance with respect to our compensation plans. The following table sets forth information as of March 31, 2023, with respect to compensation plans under which shares of Common Stock are authorized for issuance.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plan
	(#)	($)	(#)
Equity compensation plans approved by shareholders:			
2007 Stock Incentive Plan[2]	—	—	—
2017 Stock Incentive Plan	—	—	283,747
Equity compensation plans not approved by shareholders[3]	—	—	—
Total	—	—	283,747

[1] There are no outstanding options, warrants, and rights.

[2] The 2007 Stock Incentive Plan was succeeded and replaced by the 2017 Stock Incentive Plan. As of March 31, 2023, a total of 55,410 shares have been reserved for issuance to fulfill previous outstanding awards under the 2007 Stock Incentive Plan.

[3] The Company has submitted the Universal Corporation 2023 Stock Incentive Plan for shareholders approval at the Annual Meeting. If approved, the Universal Corporation 2023 Stock Incentive Plan will replace our 2017 Stock Incentive Plan, and the Compensation Committee will continue to administer awards previously granted under the 2007 Stock Incentive Plan and the 2017 Stock Incentive Plan.

DIRECTORS' COMPENSATION

The following table presents information relating to total compensation for our non-employee directors for fiscal year 2023:

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2],[3] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value And Non-Qualified Deferred Compensation Earnings[4] ($)	All Other Compensation[5] ($)	Total ($)
Diana F. Cantor	103,125	110,180	—	—	—	2,500	215,805
Lennart R. Freeman	100,313	110,180	—	—	—	5,000	215,493
Thomas H. Johnson	128,250	110,180	—	—	—	500	238,930
Michael T. Lawton	111,750	110,180	—	—	—	5,000	226,930
Robert C. Sledd	104,063	110,180	—	—	—	—	214,243
Thomas H. Tullidge, Jr.	96,438	110,180	—	—	—	4,900	211,518
Jacqueline T. Williams	96,438	110,180	—	—	—	—	206,618

Mr. Arthur Schick is not included in this table because he joined the Board of Directors during fiscal year 2024.

[1] Represents fees paid in cash during fiscal year 2023.

[2] These amounts represent the aggregate grant date fair value of the annual restricted stock unit award recognized in fiscal year 2023 in accordance with FASB ASC Topic 718. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by each of the non-employee directors. The assumptions used in the calculation of these award amounts are included in Notes 1 and 15 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended March 31, 2023, and incorporated by reference into this Proxy Statement.

[3] On August 2, 2022, each non-employee director was awarded 2,000 shares of restricted stock units. The methodology for determining the amount awarded is set forth on page 77 of this Proxy Statement. The grant date fair value of the award for each non-employee director was based on the closing price of $55.09 for our Common Stock as quoted on the NYSE on the grant date.

[4] We do not maintain any defined benefit or actuarial plans for non-employee directors. The Company formerly maintained an Outside Directors' 1994 Non-Qualified Deferred Income Plan, as amended, which we referred to as the Directors' DIP. The Directors' DIP was frozen at the end of the 2017 plan year. There are no active participants.

[5] Each director is also eligible to participate in our matching gifts program in which our charitable foundation matches directors' contributions to charities. The maximum amount that can be matched in any fiscal year of our foundation is $5,000 per director. The directors participated in the matching gifts program in the amounts set forth above. None of the directors received perquisites, personal benefits, or other compensation in excess of $10,000 for fiscal year 2023. We maintain life insurance policies which fund the Directors' Charitable Award Program discussed in the section below entitled "Director Compensation." We did not incur any costs with respect to the insurance policies during fiscal year 2023.

Director Compensation

In fiscal year 2023, the Compensation Committee reviewed the level of compensation paid to our non-employee directors as the fees had not changed since fiscal year 2021. At that time, based upon the review of the Committee's independent compensation consultant, the Compensation Committee recognized that the level of compensation had fallen behind the 50th percentile of our peer group, and the Committee made adjustments to make the director compensation program consistent with broadly observed market practices and our peer group. The program is as follows: every non-employee director receives an annual cash retainer of $80,000 and an annual equity award equating in value to $130,000. The Chairman of the Audit Committee receives an annual retainer of $22,000, the Chairs of the Compensation Committee and the Nominating and Corporate Governance Committee receive an annual retainer of $18,000, while the Chair of the Finance and Pension Investment Committee receives an annual retainer of $15,000. Non-employee directors serving on the Audit Committee receive annual cash retainers of $10,000. Non-employee directors serving on the Compensation Committee, the Executive Committee and the Nominating and Corporate Governance Committee receive annual cash retainers of $7,500. Non-employee directors serving on the Finance and Pension Investment Committee receive an annual retainer of $7,000. The Lead Independent Director receives an annual cash retainer of $25,000.

In fiscal year 2023, all the non-employee directors received annual restricted stock unit grants pursuant to the 2017 Incentive Stock Plan. The annual equity award grants equaled in value to $115,000. The Compensation Committee calculates restricted stock unit grants annually based on the daily, volume-weighted, average price of Common Stock for the period of June 1 to July 31, with the resulting share grant number rounded to the nearest 50 units. All restricted stock units are awarded with one-year cliff vesting and earn dividend equivalent rights. On August 2, 2022, each non-employee director was awarded 2,000 shares of restricted stock units. As of March 31, 2023, the aggregate amount of Common Stock, restricted stock, restricted stock units and dividend equivalent units held by each non-employee director was as follows: Mrs. Cantor held 19,524 shares; Mr. L. Freeman held 16,378 shares; Mr. Johnson held 24,681 shares; Mr. Lawton held 14,487 shares; Mr. Sledd held 14,377 shares; Mr. Tullidge held 11,391 shares; and Ms. Williams held 7,696 shares.

As part of our overall program of charitable giving, we previously offered the directors the opportunity to participate in a Directors' Charitable Award Program, or the Charitable Program. The Charitable Program is funded by life insurance policies purchased by us on the directors. The directors derive no financial or tax benefits from the Charitable Program, because all insurance proceeds and charitable tax deductions accrue solely to us. We, however, will donate up to $1,000,000 in aggregate to one or more qualifying charitable organizations recommended by that director. We make donations in ten equal annual installments, with the first installment to be made at the later of the director's retirement from the Board of Directors or age 72; the remaining nine installments are paid annually, beginning after the director's death. The Charitable Program was re-evaluated in fiscal years 2013 and 2014, and the Compensation Committee decided to terminate the Charitable Program for all new directors that joined the Board of Directors after 2008. Two current directors are participants in this program.

Each director is also eligible to participate in our matching gifts program in which our charitable foundation matches directors' contributions to charities. The maximum amount that can be matched in any fiscal year of our foundation is $5,000 per director.

Non-Employee Director Stock Ownership Guidelines

The Compensation Committee originally adopted share ownership guidelines during fiscal year 2008 applicable to the non-employee directors and were set at three times the annual cash retainer the directors receive as a board member. If the amount of the annual cash retainer changes in the future, the applicable share ownership requirement will automatically adjust proportionately with the change. Non-employee directors have five years to comply with the share ownership guidelines. During fiscal year 2023, the directors' annual cash retainer was increased to $80,000 and the ownership guideline was raised to five times the annual retainer. Therefore the revised guidelines require that each of our non-employee directors own no less than $400,000 worth of Common Stock. Only shares of Common Stock beneficially owned (as defined by the SEC's rules and regulations) by our non-employee directors, including the directors' restricted stock and restricted stock units, are counted in determining compliance with the guidelines. All of our non-employee directors are in compliance with the stock ownership guidelines as of March 31, 2023.

CERTAIN TRANSACTIONS

Our Board of Directors adopted a written related person transaction policy that governs the review, approval, or ratification of covered related person transactions. The Audit Committee manages this policy, which was most recently amended in August 2021. The policy generally provides that we may enter into a related person transaction only if:

• the transaction meets the preapproval criteria set forth in the policy;

• the transaction is on terms comparable to those that could be obtained in an arm's length transaction with an unrelated third party and the Audit Committee (or the Chairman of the Audit Committee, pursuant to the policy) approves or ratifies such transaction in accordance with the policy;

• the transaction is approved by the disinterested members of the Board of Directors; or

• the transaction involves compensation approved by our Compensation Committee.

In the event a related person transaction does not meet the preapproval criteria set forth in the policy and our management determines to recommend such related person transaction to the Audit Committee, such transaction must be presented to the Audit Committee for approval. After review, the Audit Committee will approve or disapprove such transaction and at each subsequently scheduled Audit Committee meeting our management will update the Audit Committee as to any material change to the proposed related person transaction. In those instances in which our General Counsel, in consultation with our Chief Executive Officer or our Chief Financial Officer, determines that it is not practicable or desirable for us to wait until the Audit Committee meeting, the Chairman of the Audit Committee possesses delegated authority to act on behalf of the Audit Committee. The Audit Committee (or the Chairman) approves only those related person transactions that are in, or are not inconsistent with, the Company's best interests and the best interests of our shareholders, as the Audit Committee (or the Chairman) determines in good faith. For the avoidance of doubt, a transaction does not need to be approved by the Audit Committee if our General Counsel determines that the transaction does not involve a direct or indirect material interest of a related person.

For purposes of this policy, "related person transaction" is a transaction, arrangement, or relationship (or any series of similar transactions, arrangements, or relationships) in which the Company (or any of our subsidiaries) was, is, or will be a participant and in which any related person had, has, or will have a direct or indirect material interest.

For purposes of determining whether a transaction is a related person transaction, the Audit Committee relies upon Item 404 of Regulation S-K, promulgated under the Exchange Act but without applying the transaction value threshold of that provision.

A "related person" is defined as:

• any person who is, or at any time since the beginning of our last fiscal year was, one of our directors or executive officers or a nominee to become one of our directors;

• any person who is known to be the beneficial owner of more than 5% of any class of our voting securities;

• any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or more than 5% beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee, or more than 5% beneficial owner; and

• any firm, corporation, or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

The policy amendments approved in August 2021 included a list of transactions that are deemed preapproved pursuant to the policy. Those preapproved transactions mirror the list of excepted transactions from Item 404 of Regulation S-K, consisting of transactions related to certain (i) employment arrangements with executive officers, (ii) director compensation arrangements, (iii) transactions with other companies, (iv) transactions where all shareholders receive proportional benefits, (v) transactions involving competitive bids, (vi) regulated transactions, and (vii) banking-related services. In addition, the list of preapproved transactions includes transactions in which the aggregate amount involved is $120,000 or less.

There have been no transactions since the beginning of fiscal year 2023 between our directors or officers, either directly or indirectly, and us, nor are there any proposed transactions. Additionally, there are no legal proceedings to which any director, officer, or principal shareholder, or any affiliate thereof, is a party that would be material and adverse to us.

PROPOSAL TWO

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

Our executive compensation program is designed to incent and reward executives to contribute to the achievement of our business objectives and to attract, retain and motivate talented executives to perform at the highest level and contribute significantly to our success. The program is intended to align the interests of the named executive officers with those of shareholders, provide an appropriate and balanced mix of short-term and long-term compensation elements, and reward the achievement of performance measures that are directly related to our financial goals and the creation of shareholder value, without encouraging unnecessary and excessive risks.

The Compensation Committee believes that the amounts of fiscal year 2023 actual total compensation for the named executive officers are consistent with these objectives and the competitive market. Based on its review, which included the executive compensation program review performed by PwC during fiscal year 2023, the Compensation Committee believes total compensation for each of the named executive officers is reasonable and not excessive. The compensation of the named executive officers is described in the "Compensation Discussion and Analysis," the compensation tables and the accompanying narrative on pages 32 to 67 of this Proxy Statement. The "Compensation Discussion and Analysis" and the accompanying tables and narrative provide a comprehensive review of our executive compensation program and its elements, objectives and rationale. Shareholders are urged to read that disclosure before voting on this proposal.

For the reasons stated above and pursuant to Section 14A of the Securities Exchange Act, the Board of Directors is requesting approval of the following non-binding resolution:

> **"RESOLVED, that our shareholders approve, on a non-binding advisory basis, the compensation of the named executive officers as disclosed in the Proxy Statement for the 2023 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the fiscal year 2023 Summary Compensation Table, the other related tables and the accompanying narrative to these compensation tables on pages 32 to 67 of this Proxy Statement."**

The shareholder vote on this proposal will be non-binding on us and the Board of Directors and will not be construed as overruling a decision by us or the Board of Directors. However, the Board of Directors and the Compensation Committee value the opinions that shareholders express in their votes and will consider the outcome of the vote when making future executive compensation decisions as they deem appropriate.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "<u>FOR</u>" THE APPROVAL OF THE NON-BINDING ADVISORY RESOLUTION APPROVING THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

PROPOSAL THREE

NON-BINDING PROPOSAL TO APPROVE THE FREQUENCY (ONE, TWO OR THREE YEARS) OF THE NON-BINDING ADVISORY SHAREHOLDER VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In accordance with Section 14A of the Securities and Exchange Act of 1934, as amended, we must provide shareholders an opportunity to vote at least once every six years, on a non-binding and advisory basis, as to whether the executive compensation shareholder vote described in Proposal Two above should occur every one, two or three years. The Board of Directors initially provided shareholders with this opportunity in connection with the 2017 Annual Meeting. In the proxy statement for the 2017 Annual Meeting, the Board of Directors recommended that shareholders vote for an annual advisory shareholder executive compensation vote, and that proposal received overwhelming support from the Company's shareholders. Now that six years have passed, the Board of Directors is once again requesting this vote from shareholders.

The Board of Directors continues to believes that an annual advisory vote is the most appropriate alternative for us. While our executive compensation program contains a long-term incentive component under which payment amounts are not determinable until a multi-year cycle has elapsed, the Board of Directors and the Compensation Committee believe that shareholder opinion should be considered by the Board of Directors and the Compensation Committee in making executive compensation decisions. The Board of Directors believes that an annual vote will provide shareholders with the opportunity to provide regular direct input to us with respect to our executive compensation program. The Board of Directors will continue to evaluate the appropriate frequency for the shareholder executive compensation vote. The Board of Directors expects the next shareholder vote regarding the frequency of the advisory shareholder vote to approve the compensation of our named executive officers to occur at our 2029 Annual Meeting.

For these reasons, the Board of Directors is recommending a vote for an annual advisory shareholder executive compensation vote. Please note that shareholders are not voting to approve or disapprove the recommendation of the Board of Directors with respect to this proposal. Instead, each proxy card provides four choices: a one, two or three year frequency or shareholders may abstain from voting on the proposal.

The shareholder vote on this proposal will not be binding on us or the Board of Directors and will not be construed as overruling a decision by us or the Board of Directors. Your vote will not create or imply any change to our fiduciary duties or create or imply any additional fiduciary duties for us or the Board. However, the Board of Directors values the opinions that shareholders express in their votes and will consider the outcome of the vote when making future decisions on the frequency of the non-binding shareholder vote to approve the compensation of our named executive officers, as it deems appropriate.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR A "<u>ONE-YEAR</u>" FREQUENCY FOR THE NON-BINDING SHAREHOLDER VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

AUDIT INFORMATION

Fees of Independent Registered Public Accounting Firm

Ernst & Young LLP served as our independent registered public accounting firm for the fiscal years ended March 31, 2023 and 2022. The aggregate amounts of fees billed to us by Ernst & Young LLP for those years were as follows:

	Fiscal Year 2023	Fiscal Year 2022
	($)	($)
Audit Fees		
Includes fees associated with the integrated audits of our financial statements and internal controls over financial reporting, review of our Annual Report on Form 10-K, reviews of our interim financial statements and Quarterly Reports on Form 10-Q, statutory audits of foreign subsidiaries, and other attestation services related to regulatory filings. For 2023, these services included additional procedures over Sarbanes-Oxley adoption at Shank's. For 2022, these services included additional procedures with respect to the accounting for and disclosure of the acquisition of Shank's, as well as procedures over Sarbanes-Oxley adoption at Silva.	2,847,107	2,859,589
Audit-Related Fees		
Includes fees for services that are reasonably related to the review of our financial statements that are not reported under the category "Audit Fees." These services include various technical accounting consultations, including procedures performed to certify financial information in certain governmental filings outside the United States.	52,098	26,758
Tax Fees		
Includes fees for corporate tax compliance, tax advice, and tax planning.	114,825	141,036
All Other Fees		
Includes fees for assistance in completing certain governmental filings in countries outside the United States. For 2023, amounts include fees paid for a study of internal controls and risk management best practices. The Audit Committee has concluded that the services covered under this category are compatible with maintaining Ernst & Young LLP's independence with respect to Universal Corporation.	46,570	22,381

Pre-approval Policies and Procedures

We have written guidelines regarding the engagement of our independent registered public accounting firm and all other independent auditors to perform services for us. All audit and non-audit services provided by an independent auditing firm (including its member accounting and law firms outside the United States) to us or any of our wholly-owned or majority-owned affiliates must be pre-approved by the Audit Committee. All audit and non-audit services listed above were pre-approved by the Audit Committee pursuant to the terms of our pre-approval policies and procedures.

A detailed report of all audit and non-audit services planned for the fiscal year is presented to the Audit Committee for its consideration, discussion, and approval. In addition, the Audit Committee pre-approves a spending account to pay the fees for unplanned audit and non-audit services that do not exceed specified dollar thresholds and are consistent in nature and scope with the planned services. The Chairman of the Audit Committee has pre-approval authority with respect to further additional services that exceed the dollar thresholds or are not consistent in nature or scope with the planned services. All services paid through the spending account or pre-approved by the Chairman must be presented to the full Audit Committee at its next scheduled meeting.

Audit Committee Report

In accordance with the Audit Committee Charter, the Audit Committee assists the Board of Directors in fulfilling its responsibility for oversight of the integrity of the accounting, auditing and financial reporting practices of Universal Corporation. Each member of the Audit Committee is "independent" as required by the applicable listing standards of the NYSE and the rules of the SEC. During the fiscal year ended March 31, 2023, the Audit Committee met seven times, and the Audit Committee reviewed and discussed the financial information contained in Universal Corporation's Annual Report on Form 10-K, interim financial information contained in the Company's Quarterly Reports on Form 10-Q, and discussed press releases announcing earnings with the Chief Financial Officer and the independent registered public accounting firm prior to public release.

The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management or Universal Corporation's independent registered public accounting firm. Management is responsible for Universal Corporation's internal controls, financial reporting process, and compliance with laws and regulations and ethical business standards. The independent registered public accounting firm is responsible for performing an independent audit of Universal Corporation's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes on behalf of the Board of Directors.

In this context, the Audit Committee has reviewed and discussed the audited financial statements with management and the independent registered public accounting firm. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the Audit Committee has received from the independent registered public accounting firm the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding its communication with the Audit Committee concerning independence and discussed with the independent registered public accounting firm its independence from Universal Corporation and management. Moreover, the Audit Committee has considered whether the independent registered public accounting firm's provision of non-audit services to Universal Corporation is compatible with maintaining the independent registered public accounting firm's independence.

In reliance on the reviews and discussions referred to above, the representation of management that the audited financial statements were prepared in accordance with generally accepted accounting principles, and the report of the independent registered public accounting firm to the Audit Committee, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Universal Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2023, for filing with the Securities and Exchange Commission. By recommending to the Board of Directors that the audited financial statements be so included, the Audit Committee is not opining on the accuracy, completeness, or presentation of the information contained in the audited financial statements.

AUDIT COMMITTEE

Michael T. Lawton, *Chairman*
Lennart R. Freeman
Arthur J. Schick, Jr.
Thomas H. Tullidge, Jr.
Jacqueline T. Williams

Richmond, Virginia
May 25, 2023

The Audit Committee Report does not constitute solicitation material and shall not be deemed filed or incorporated by reference into any of our other filings under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate this report by reference therein.

PROPOSAL FOUR

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Ernst & Young LLP, an independent registered public accounting firm, as our independent registered public accounting firm for the fiscal year ending March 31, 2024. A representative of Ernst & Young LLP is expected to be present at the Annual Meeting with an opportunity to make a statement and to be available to respond to appropriate questions.

Ernst & Young LLP's principal function is to audit the consolidated financial statements and internal control over financial reporting of the Company and its subsidiaries and, in connection with that audit, to review certain related filings with the SEC and to conduct limited reviews of the financial statements included in our quarterly reports.

Appointment of our independent registered public accounting firm is not required to be submitted to a vote of the shareholders of the Company for ratification by our Bylaws or otherwise. However, the Board of Directors is submitting the appointment of Ernst & Young LLP to the shareholders for ratification as a matter of good corporate practice. If the shareholders do not ratify the appointment, the Audit Committee will consider whether to retain the firm. In such event, the Audit Committee may retain Ernst & Young LLP, notwithstanding the fact that the shareholders did not ratify the appointment or may select another nationally recognized accounting firm without resubmitting the matter to shareholders. Even if the appointment is ratified, the Audit Committee reserves the right, in its discretion, to select a different nationally recognized accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders. Under the Sarbanes-Oxley Act of 2002 and the rules of the SEC promulgated thereunder, the Audit Committee is solely responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS AND AUDIT COMMITTEE RECOMMEND THAT SHAREHOLDERS VOTE "<u>FOR</u>" RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MARCH 31, 2024.

PROPOSAL FIVE

APPROVAL OF THE UNIVERSAL CORPORATION 2023 STOCK INCENTIVE PLAN

On April 18, 2023, the Board of Directors approved, subject to shareholder approval, the Universal Corporation 2023 Stock Incentive Plan (the "Plan"). If the Plan is approved by our shareholders, it will authorize the issuance of up to 1,250,000 shares of our Common Stock for the grant of awards under the Plan.

As of March 31, 2023, approximately 283,747 shares were available for future grant under the 2017 Stock Incentive Plan (the "Prior Plan"). However, upon shareholder approval of the Plan, no new awards will be granted under the Prior Plan. Any outstanding awards under the Prior Plan will remain subject to and be paid under the Prior Plan. Any shares subject to outstanding awards under the Prior Plan that, after shareholder approval of the Plan, are forfeited or canceled, expire, or terminate for any reason without issuance of shares will automatically become available for issuance under the Plan

The Board of Directors recommends that shareholders approve the Plan. The purposes of the Plan include to:

•   attract, reward, and retain officers, employees and non-employee directors; and

•   focus such officers, employees and non-employee directors on the continued success, long-term growth, and profitability of the Company.

The Plan allows us to promote greater ownership by officers, non-employee directors and employees in order to align their interests more closely with the interests of our shareholders. Shareholder approval of the Plan will also enable us to grant awards under the Plan that are designed to qualify for special tax treatment under Section 422 of the Internal Revenue Code (the "Code").

If the Plan is not approved, the Prior Plan will remain in effect, but its available share pool may be insufficient to provide for future equity awards to our officers, employees and non-employee directors. The Board of Directors believes that the amount of potential dilution to shareholders represented by the share request for the Plan is reasonable. Under "Equity Compensation Information" above, we present the dilution represented by the Prior Plan as of March 31, 2023. In addition we note that the 2007 Stock Incentive Plan was succeeded and replaced by the Prior Plan. As of March 31, 2023 a total of 55,410 shares have been reserved for issuance to fulfill previous outstanding awards under the 2007 Stock Incentive Plan.

As of June 6, 2023, the only awards outstanding under the Prior Plan are RSUs and PSUs. No stock options nor stock appreciation rights are outstanding.

The following features of the Plan are designed to help protect the interests of our shareholders:

•   Limitation on terms of stock options and stock appreciation rights. The maximum term for stock options and stock appreciation rights ("SARs") is 10 years.

•   No repricing or grant of discounted stock options or SARs. The Plan does not permit the repricing of stock options or SARs, either by amending an existing award or by substituting a new award at a lower price, without shareholder approval (other than in connection with certain anti-dilution adjustments). The Plan prohibits the granting of stock options or SARs with an exercise price less than the fair market value of the Common Stock on the date of grant.

•   No single-trigger acceleration, "liberal" change in control definition, or excise tax gross-ups. Under the Plan, we do not automatically accelerate vesting of awards in connection with a change in control of the Company. The Plan does not include a "liberal" change in control definition. We do not provide change in control excise tax gross-ups.

•   No liberal share counting. The Plan prohibits us from re-using shares that are tendered or surrendered to pay the exercise cost for stock options or for tax obligation for any awards.

•   Clawbacks. Awards granted under the Plan are subject to certain compensation recovery policies.

•   Dividends on awards subject to vesting. We will not pay dividends or dividend equivalents on stock options or SARs. Dividend equivalents on other awards, including RSUs and PSUs, are subject to the same vesting requirements (both time-vesting and performance-vesting) as the underlying units or shares.

Following is a summary of the Plan, which is qualified in its entirety by reference to the full text of the Plan, which is set forth in Exhibit A to this Proxy Statement.

Material Terms of the 2023 Plan

__Shares Available Under the Plan__. Subject to certain adjustments, the maximum number of shares available for issuance under the Plan is 1,250,000 shares, plus any additional shares underlying awards granted under the Plan or the Prior Plan that may become available for issuance under the Plan, as described below. All 1,250,000 such shares may be granted as incentive stock options under Section 422 of the Code ("ISOs").

On or after the date upon which the Plan is approved by our shareholders until the date upon which it terminates, if and to the extent that any award granted under the Plan or the Prior Plan is forfeited, cancelled, terminated, or expires without issuance of shares, in whole or in part, any forfeited or unissued shares covered by such award shall be made available (or again available) for issuance under the Plan.

The full number of shares underlying an award of options or SARs will count against the aggregate number of shares available for issuance under the Plan. Any shares with respect to options or SARs which are tendered to the Company in payment of an exercise price or in satisfaction of any tax withholding requirement will continue to be included in this number and will not again be available for awards under the Plan. Any shares tendered to the Company in payment or satisfaction of any tax withholding obligation on any other awards, including RSUs and PSUs, will likewise continue to be included in this number and will not again be available for awards under the Plan.

Shares underlying any award which is settled in cash will not be counted against the number of shares available for issuance under the Plan.

The closing price of our Common Stock as of the record date of June 6, 2023, was $52.28. Our Common Stock is listed on the NYSE under the trading symbol "UVV".

__Administration.__ The Plan vests broad powers in the Compensation Committee, including the authority to determine the individuals to whom awards will be granted, the nature, amounts and terms of such awards, and the objectives and conditions for earning such awards.

__Eligibility.__ Any officer, director or employee of the Company or any affiliate of the Company who, in the judgment of the Compensation Committee, has contributed significantly or can be expected to contribute significantly to the performance of the Company may receive an award under the Plan. The Company and its affiliates currently have approximately 28,000 employees (including approximately 200 employees who are officers), and as of April 1, 2023, the Company has eight non-employee directors. In fiscal year 2023 the Company made awards to 42 participants, which included nine executive officers, 26 other high-ranking officers and seven non-employee directors. The Compensation Committee has the power and complete discretion, as provided in the Plan, to select eligible officers, directors and employees to receive awards under the Plan and to determine for each officer, director or employee the nature of the award and the terms and conditions of each award.

The basis for participation in the Plan is that the Compensation Committee determines, in its sole discretion, that such participation will further the Plan's purposes. In exercising its discretion, the Compensation Committee will consider the recommendations of management and the purposes of the Plan (which include the recruitment and retention of officers, directors and employees with ability and initiative by enabling such persons who contribute significantly to the Company to participate in its future success and to align their interests with those of the Company and its shareholders). For further information see the section entitled "Long-Term Equity Participation" beginning on page 46 of the Proxy Statement and "Director Compensation" on page 76 of the Proxy Statement.

__Types of Awards.__ Awards under the Plan may include stock options, SARs, stock awards, stock units, and incentive awards.

Stock Options. The Compensation Committee may grant stock options in the form of ISOs or non-qualified stock options ("NQSOs"). The terms and conditions of stock option grants, including the quantity, price, expiration and other conditions on exercise will be determined by the Compensation Committee, provided that (i) the exercise price of an option may not be less than the fair market value of one share of our Common Stock on the grant date; and (ii) an option shall not be exercisable more than ten years after the date it is granted. ISOs may only be granted to participants who are employees in accordance with Section 422 of the Code. The payment for shares of Common Stock upon the exercise of stock options may be made may be in cash or, if the award agreement provides, by surrendering previously owned shares of Common Stock or by our withholding of shares of Common Stock upon exercise. There are no dividends or dividend equivalents on stock options.

Stock Appreciation Rights. The Compensation Committee may grant SARs in tandem with stock options, independent of stock options or in a combination of these forms. The terms and conditions of SARs, including the quantity, expiration and conditions on exercise, will be determined by the Compensation Committee, provided, however, that the exercise price for each SAR shall be at least equal to the fair market value of a share on the date the SAR is granted or, in the case of a SAR granted in connection with an option, or a portion thereof, the exercise price of the related option. In addition, a SAR shall not be exercisable more than ten years after the date it is granted. At the Compensation Committee's discretion, payment upon the exercise of SARs may be made in cash, in shares of Common Stock or in some combination thereof. There are no dividends or dividend equivalents on SARs.

Stock Awards. The Compensation Committee may also grant stock awards that entitle the participant to receive shares of Common Stock. A participant's rights in the stock award may be forfeitable or otherwise restricted for a period of time or subject to the satisfaction of performance measures and targets, including those described below, or such other conditions set forth in the grant agreement. The Compensation Committee may, in its discretion, make a stock award that is not forfeitable and is free of any restrictions on transferability. Dividends with respect to stock awards are accrued and become nonforfeitable at the time the underlying stock award (or portion of such award) becomes nonforfeitable.

Stock Units. The Compensation Committee may also award stock units, which are awards stated with reference to a number of shares of Common Stock. The award may entitle the recipient to receive, upon satisfaction of performance measures and targets or other conditions prescribed by the Compensation Committee and set forth in the award agreement, cash, shares of Common Stock, or a combination of cash and Common Stock. The performance targets that apply to a stock unit award may be based on the performance measures described below. If an award of stock units provides for dividend equivalents, such dividend equivalents will be accrued and paid at the time the underlying award of stock units (or portion of such award) becomes nonforfeitable.

Incentive Awards. Incentive awards entitle the participant to receive a payment if certain performance targets or other conditions prescribed by the Compensation Committee and set forth in the award agreement are satisfied. The performance targets that apply to an incentive award may be based on the performance measures described below. To the extent that incentive awards are earned, our obligation will be settled in cash, shares of Common Stock, the grant of stock units, or a combination of the three.

Performance Measures. The Compensation Committee may condition the grant, vesting or exercisability of awards on achievement of performance goals over a specified award period. The performance goals will consist of one or more business or other criteria and a targeted level of performance with respect to each such criteria, as specified by the Compensation Committee. Such business criteria may include (without limitation): net income; basic or diluted earnings per share; economic profit; net revenues; gross profit; income before income taxes; earnings before interest and taxes; earnings before interest, taxes, depreciation, and amortization; free cash flow; operating income; return on assets; return on funds employed; return on equity; total shareholder return; and the price of Common Stock. Performance measures and targets may be established on a company-wide basis, on the basis of smaller units of the Company, or relative to the performance of other companies. Measurement of the performance measures and targets may exclude, as determined by the Compensation Committee, the effects of the gain or loss on the disposal of a business segment, unusual or nonrecurring items (such as, but not limited to, costs incurred for mergers and acquisitions, restructuring and impairment costs, and tax-related matters) or other or infrequently occurring events and transactions, and cumulative effects of changes in accounting principles.

Transferability of Awards. The Plan provides that awards under the Plan generally are nontransferable except by will or by the laws of descent and distribution. The Compensation Committee may grant NQSOs or SARs that are transferable if such transfer is not made for value, specifically provided for in an option or SAR agreement, and subject to applicable securities laws requirements.

No Repricing. Neither the Plan nor any award may be amended to provide for the repricing of the option price or exercise price, as applicable, of any option or SAR without the approval of the Company's shareholders. Subject to certain adjustments, a "repricing" would include the following actions (or any other action with the same effect): (i) changing the terms of an option or SAR to lower the option price or exercise price, as applicable; (ii) any other action treated as a "repricing" under generally accepted accounting principles; and (iii) repurchasing for cash or cancelling an outstanding option or SAR at a time when the option price or grant price, as applicable, is greater than the fair market value of the underlying shares and replacing such award with another award. The prohibition does not apply to an adjustment to an option or SAR made in connection with a change in capital as described in the "*Anti-Dilution Protection*" section below.

Tax Withholding. Awards granted under the Plan will be subject to withholding for applicable taxes, to the extent required by law, as described in more detail under the section entitled "Federal Income Tax Consequences" below. The Company may authorize the withholding of shares subject to an award to satisfy required tax withholding, subject to maximum statutory rates.

Recoupment Policy. Each award granted under the Plan shall be subject to any written recoupment or "clawback" policy adopted by the Board of Directors. Any such recoupment policy may subject awards (and any amounts paid or realized pursuant to such awards) to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events or wrongful conduct, or as required by applicable law and listing standards.

Anti-Dilution Protection. The Plan provides that, if there is a stock split, stock dividend, or other event that affects our capitalization, appropriate adjustments will be made in the number of shares that may be issued and the number of shares and terms of all outstanding and awards made before such event.

Amendment and Termination. Upon approval of our shareholders, the Plan will be effective as of August 1, 2023, and will expire on August 1, 2033, unless terminated earlier by the Board. Awards issued before the Plan expires or is terminated may extend beyond the expiration or termination date in accordance with their terms. The Board of Directors may amend the Plan at any time, provided that no such amendment will be made without shareholder approval if such approval is required under any applicable law, rule, or regulation.

Plan Benefits

The exact types and amounts of any awards to be made under the Plan to any eligible participants are not presently determinable. As a result of the discretionary nature of the Plan, it is not possible to state who the participants in the Plan will be in the future or the type or amount of awards to be received by such participants. The equity grant program for our non-employee directors is described under "Director Compensation."

Federal Income Tax Consequences

The federal income tax consequences of the issuance, exercise, and/or settlement of awards under the Plan are described below. The following information is only a summary of the U.S. federal income tax consequences of the awards and does not purport to cover federal employment taxes or other federal tax consequences that may be implicated by the awards, nor does it cover state, local, or foreign taxes. Award recipients should consult with their own tax advisors with respect to the tax consequences inherent in the ownership and exercise of the awards and the ownership and disposition of any underlying securities. Tax laws are subject to change.

Generally, we expect to be able to take a deduction for any amounts taxable as ordinary income in relation to awards granted under the Plan at the same time that a participant recognizes ordinary income related thereto, subject to the limitations of the Code (including Section 162(m), which prohibits the deduction of compensation paid to certain covered employees in excess of $1 million per year).

Incentive Stock Options. The Plan qualifies as an ISO plan within the meaning of Section 422 of the Code. A recipient who is granted an ISO will not recognize any taxable income for federal income tax purposes on either the grant or exercise of the ISO (except for any participant who is subject to the Alternative Minimum Tax, who may recognize taxable income upon the exercise of the ISO). If the participant sells or otherwise disposes of the shares purchased pursuant to the ISO after holding them for at least two years from the grant date and one year from the exercise date (the required statutory "holding period"), the recipient will recognize long-term capital gain or loss, as the case may be, equal to the difference between the sale price and the exercise price. The Company will not be entitled to any deduction related thereto. If the holding period requirements are not met, any gain realized upon the sale or other disposition will be taxed as ordinary income equal to the lesser of (a) the excess of the fair market value of the shares at the time of exercise over the exercise price; and (b) the gain on the sale or disposition. Any additional gain will be taxed as short-term or long-term capital gain, depending upon how long the participant held the stock prior to the sale or disposition. A sale for less than the option price will result in a capital loss.

Non-Qualified Stock Options. A participant who receives a NQSO under the Plan will not recognize any income for federal income tax purposes upon the grant of the NQSO. Generally, on the exercise of the NQSO, the participant will recognize taxable ordinary income equal to the excess of the fair market value of the shares on the exercise date over the exercise price for the shares. Upon sale or disposition of the shares purchased pursuant to the NQSO, the participant will recognize long-term or short-term capital gain or loss, as the case may be, equal to the difference between the amount realized on such disposition and the participant's tax basis for such shares, which includes the amount previously recognized as ordinary income.

Stock Appreciation Rights. A participant who is granted SARs under the Plan will not recognize any taxable income upon the receipt of the SARs. Upon the exercise of such SARs, the participant will recognize ordinary income equal to the fair market value of the shares received minus the base price of the SARs. The participant's tax basis in the shares will generally be equal to the fair market value of the shares on the exercise date. Upon the sale or other disposition of shares received pursuant to the exercise of a SAR, the participant will realize either short-term or long-term capital gain or loss, depending on the length of time that the shares are held. The amount of such capital gain or loss is equal to the difference between the amount realized in connection with the sale of the shares and the participant's tax basis in such shares.

Stock Awards. The federal income tax consequences of stock awards depend on the restrictions imposed on the stock. Generally, the fair market value of the stock received will not be includable in the participant's gross income until such time as the stock is no longer subject to a substantial risk of forfeiture or becomes transferable. The participant may make, however, a tax election to include the value of the stock in gross income in the year of receipt despite such restrictions.

Stock Units. A participant generally will not recognize taxable income upon the award of stock units. The participant, however, will recognize ordinary income when the participant receives payment of cash and/or shares of Common Stock for the stock unit. The amount included in the participant's income will equal the amount of cash and the fair market value of the shares of Common Stock received.

Incentive Awards. A participant generally will not recognize taxable income upon the award of incentive awards. The participant, however, will recognize ordinary income when the participant receives payment of cash and/or shares of Common Stock for the incentive awards. The amount included in the participant's income will equal the amount of cash and the fair market value of the shares of Common Stock received.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "<u>FOR</u>" APPROVAL OF THE UNIVERSAL CORPORATION 2023 STOCK INCENTIVE PLAN.

PROPOSALS FOR 2024 ANNUAL MEETING

Under the regulations of the Exchange Act, and subject to any applicable amendment to our Bylaws, any shareholder desiring to make a proposal to be acted upon at the 2024 Annual Meeting must cause such proposal to be delivered, in proper form, to our Secretary at the address provided on page 6 of this Proxy Statement no later than February 24, 2024 in order for the proposal to be considered for inclusion in our Proxy Statement for that meeting. We anticipate holding the 2024 Annual Meeting on August 1, 2024.

Our Bylaws and Corporate Governance Guidelines also prescribe the procedure a shareholder must follow to nominate directors, and our Bylaws prescribe the procedure a shareholder must follow to bring other business, before shareholders' meetings outside of the proxy statement process. For a shareholder to nominate a candidate for director or to bring other business before a meeting, notice must be received by our Secretary not less than 60 days and not more than 90 days prior to the date of the Annual Meeting. Based upon an anticipated date of August 1, 2024 for the 2024 Annual Meeting, we must receive such notice no later than June 2, 2024, and no earlier than May 3, 2024. Notice of a nomination for director must describe various matters regarding the nominee and the shareholder giving the notice. Notice of other business to be brought before the Annual Meeting must include a description of the proposed business, the reasons therefor, and other specified matters. Any corporate shareholder may obtain a copy of our Bylaws or Corporate Governance Guidelines, without charge, upon written request to our Secretary at the address provided on page 6 of this Proxy Statement. The Bylaws and Corporate Governance Guidelines can also be obtained, free of charge, by visiting the "Investors-Governance" section of our Internet website at *https://investor.universalcorp.com/governance/governance-documents/*. Our Bylaws and Corporate Governance Guidelines are subject to change, so it is important that shareholders ensure that they have the most current version of both documents. We endeavor to update those materials on our Internet website as soon after they are amended as is reasonably practical.

In addition to satisfying the foregoing requirements under our Bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than June 2, 2024.

CERTAIN MATTERS RELATING TO PROXY MATERIALS AND ANNUAL REPORTS

Electronic Access to Proxy Materials and Annual Reports

This Proxy Statement and our fiscal year 2023 Annual Report are available under the "Investors-Financial Information" section of our Internet website at *https://investor.universalcorp.com/financials/sec-filings/default.aspx*. Paper copies of these documents may be requested by contacting Investor Relations at the address or phone number provided on page 6 of this Proxy Statement.

"Householding" of Proxy Materials and Annual Reports for Record Owners

The SEC rules permit us to deliver a single Proxy Statement and Annual Report to any household at which two or more shareholders of record reside at the same address. Each shareholder will continue to receive a separate proxy card. This procedure, known as "householding," reduces the volume of duplicate information you receive and helps to reduce our expenses. We will deliver promptly upon written or oral request a separate Proxy Statement and Annual Report to a shareholder at a shared address that only received a single set of such materials for this year. If a shareholder whose household only received a single set of materials would prefer to receive his or her own copy of the Proxy Statement and Annual Report, he or she may request the materials by contacting our Secretary at the address or phone number provided on page 6 of this Proxy Statement. If shareholders sharing an address are still receiving multiple copies of the Proxy Statement and Annual Report, he or she may request delivery of only a single copy of such materials by contacting our Secretary at the address or phone number provided on page 6 of this Proxy Statement.

OTHER MATTERS

The Board of Directors is not aware of any matters to be presented for action at the Annual Meeting other than as set forth in this Proxy Statement. However, if any other matters properly come before the Annual Meeting, or any adjournment or postponement thereof, the person or persons voting the proxies will vote them in accordance with their best judgment.

OUR 2023 ANNUAL REPORT TO SHAREHOLDERS, WHICH INCLUDES A COPY OF OUR FISCAL YEAR 2023 ANNUAL REPORT (EXCLUDING EXHIBITS), AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS BEING MAILED TO SHAREHOLDERS WITH THIS PROXY STATEMENT. ADDITIONAL PRINTED COPIES OF THE FISCAL YEAR 2023 ANNUAL REPORT CAN BE OBTAINED WITHOUT CHARGE BY CONTACTING US AT THE ADDRESS OR PHONE NUMBER PROVIDED ON PAGE 6 OF THIS PROXY STATEMENT OR BY VISITING OUR INTERNET WEBSITE AT *HTTPS://INVESTOR.UNIVERSALCORP.COM/RESOURCES/INVESTOR-CONTACTS/*. AN ELECTRONIC VERSION OF OUR FISCAL YEAR 2023 ANNUAL REPORT TO SHAREHOLDERS CAN BE OBTAINED WITHOUT CHARGE BY VISITING OUR INTERNET WEBSITE AT *HTTPS://INVESTOR.UNIVERSALCORP.COM/FINANCIALS/SEC-FILINGS/DEFAULT.ASPX*.

By Order of the Board of Directors
Preston D. Wigner, *Secretary*

UNIVERSAL CORPORATION
2023 STOCK INCENTIVE PLAN
Effective August 1, 2023
Article I
DEFINITIONS

1.a.   *Affiliate* means any "subsidiary" or "parent corporation" (within the meaning of Section 424 of the Code) of the Company.

1.b.   *Agreement* means a written agreement (including any amendment or supplement thereto) between the Company and a Participant specifying the terms and conditions of a Grant or an Award issued to such Participant.

1.c.   *Award* means an award of Stock Units, a Stock Award or an Incentive Award that is granted under this Plan.

1.d.   *Board* means the Board of Directors of the Company.

1.e.   *Code* means the Internal Revenue Code of 1986, as amended from time to time. References to the Code shall include the valid and binding governmental regulations, court decisions and other regulatory and judicial authority issued or rendered thereunder.

1.f.   *Commission* means the Securities and Exchange Commission or any successor agency.

1.g.   *Committee* means the Executive Compensation, Nominating and Corporate Governance Committee of the Board.

1.h.   *Common Stock* means the Common Stock of the Company.

1.i.   *Company* means Universal Corporation.

1.j.   *Disability*, with respect to a Participant, means "disability" as defined from time to time under any long-term disability plan of the Company or Subsidiary with which the Participant is employed.

1.k.   *Exchange Act* means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

1.l.   *Fair Market Value* of a share of Common Stock as of any given date means the closing sale price of a share of Common Stock on the New York Stock Exchange Composite Tape on such date, or if the Common Stock was not traded on such date, then the next succeeding date that the Common Stock was traded on such exchange, in either case as reported by such source as the Committee may select.

1.m.   *Grant* means the grant of an Option or an SAR, or both.

1.n.   *Incentive Award* means a cash-denominated Award which, subject to such terms and conditions as may be prescribed by the Committee, entitles the Participant to receive a payment, in (i) cash, (ii) Common Stock, (iii) Stock Units or (iv) a combination of cash, Common Stock or Stock Units.

1.o.   *Incentive Stock Option* means an Option that is intended to qualify as an "incentive stock option" under Section 422 of the Code.

1.p.   *Initial Value* means, with respect to an SAR, a value established by the Committee at the date of grant not less than the Fair Market Value of one share of Common Stock on the date of grant, as set forth in an Agreement.

1.q.   *Non-Qualified Stock Option* means an Option other than an Incentive Stock Option.

1.r.   *Option* means a stock option that entitles the holder to purchase from the Company a stated number of shares of Common Stock at the price set forth in an Agreement.

1.s.   *Option Price* means the price per share for Common Stock purchased on the exercise of an Option as provided in Article VI.

1.t.   *Participant* means an officer, director or employee of the Company or of a Subsidiary who satisfies the requirements of Article IV and is selected by the Committee to receive a Grant or an Award.

1.u.   ***Performance Measure*** means one or more performance measures selected by the Committee to measure Company and/or business unit performance, including any of the following: net income; basic or diluted earnings per share; net revenues; gross profit; income before income taxes; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; economic profit; free cash flow; operating income; return on assets; return on funds employed; return on equity; total shareholder return and the price of Common Stock; each as determined in accordance with generally accepted accounting principles, where applicable, as consistently applied by the Company and, if so determined by the Committee prior to the expiration of the performance period, adjusted to omit the effects of the gain or loss on the disposal of a business segment, unusual or nonrecurring items (such as, but not limited to, costs incurred for mergers and acquisitions, restructuring and impairment costs, and tax-related matters) or other infrequently occurring events and transactions, and cumulative effects of changes in accounting principles. Performance Measure may vary from performance period to performance period and from Participant to Participant and may be established on a stand-alone basis, in tandem or in the alternative.

1.v.   ***Plan*** means the Universal Corporation 2023 Stock Incentive Plan, effective August 1, 2023.

1.w.   ***Prior Plan*** means the Universal Corporation 2017 Stock Incentive Plan.

1.x.   ***Rule 16b-3*** means Rule 16b-3, as promulgated by the Commission under Section 16(b) of the Exchange Act, as amended from time to time.

1.y.   ***SAR*** means a stock appreciation right granted pursuant to this Plan that entitles the holder to receive, with respect to each share of Common Stock encompassed by the exercise of such SAR, the excess of the Fair Market Value at the time of exercise over the Initial Value of the SAR.

1.z.   ***Securities Broker*** means the registered securities broker acceptable to the Company who agrees to effect the cashless exercise of an Option pursuant to Section 8.d hereof.

1.aa.   ***Stock Award*** means Common Stock awarded to a Participant pursuant to Article IX.

1.ab.   ***Stock Unit*** means an award stated with reference to a share of Common Stock that entitles the holder to receive a payment for each Stock Unit equal to the Fair Market Value of a share of Common Stock on the date of payment. At the Committee's discretion, the Participant's rights in Stock Units may be forfeitable or otherwise restricted and may be paid in cash, Common Stock or a combination of cash or Common Stock.

1.ac.   ***Subsidiary*** means any corporation, partnership, joint venture or other entity during any period in which at least a 50% voting or profits interest is owned, directly or indirectly, by the Company (or by any entity that is a successor to the Company), and any other business venture designated by the Committee in which the Company (or an entity that is a successor to the Company) has a significant interest, as determined in the discretion of the Committee.

Article II

PURPOSES

The Plan is intended to assist the Company in recruiting and retaining officers, directors and employees with ability and initiative by enabling such persons who contribute significantly to the Company or an Affiliate to participate in its future success and to better align their interests with those of the Company and its shareholders. The Plan is intended to permit the award of Stock Awards, Stock Units and Incentive Awards, and the grant of Options qualifying as Incentive Stock Options or Non-Qualified Stock Options as designated by the Committee at time of grant, and SARs. No Option that is intended to be an Incentive Stock Option, however, shall be invalid for failure to qualify as an Incentive Stock Option under Section 422 of the Code but shall be treated as a Non-Qualified Stock Option.

Article III

ADMINISTRATION

3.a.   ***General.*** The Plan shall be administered by the Committee. No person shall be appointed to or serve as a member of the Committee unless at the time of such appointment and service he shall be a "non-employee director" as defined in Rule 16b-3 and an "independent director" within the meaning of any applicable listing requirement of the New York Stock Exchange applicable to the Committee. The Committee shall have authority to issue Grants and Awards upon such terms (not inconsistent with the provisions of this Plan) as the Committee may consider appropriate. The terms of such Grants and Awards may include conditions (in addition to those contained in this Plan) on (i) the exercisability of all or any part of an Option or SAR and (ii) the transferability or forfeitability of a Stock Award, Incentive Award or award of Stock Units, including, by way of example and not of limitation, requirements that a Participant complete a specified period of employment or service with the Company or a Subsidiary, requirements that the Company achieve a specified level of financial performance or financial return. Notwithstanding any such conditions, the Committee may, in its discretion, accelerate the time at which any Option or SAR may be exercised or the time at which a Stock

Award may become transferable or nonforfeitable or both; provided, however, that if an Award is subject to Code section 409A, any acceleration must satisfy the requirements of such Code section. In addition, the Committee shall have complete authority to interpret all provisions of this Plan; to prescribe the form of Agreements; to adopt, amend, and rescind rules and regulations pertaining to the administration of the Plan; and to make all other determinations necessary or advisable for the administration of this Plan. To fulfill the purposes of the Plan without amending the Plan, the Committee may also modify any Grants or Awards issued to Participants who are nonresident aliens or employed outside of the United States to recognize differences in local law, tax policy or custom provided such modifications are permitted by Code section 409A, if applicable. The Committee is also authorized to issue shares of Common Stock under this Plan in settlement of an award made an earned under the Universal Corporation 2007 Stock Incentive Plan.

The express grant in the Plan of any specific power to the Committee shall not be construed as limiting any power or authority of the Committee. Any decision made, or action taken, by the Committee or in connection with the administration of this Plan shall be final and conclusive. All expenses of administering this Plan shall be borne by the Company.

3.b.   ***Forfeiture and Clawback.*** If the Committee determines, in its sole discretion, that the Participant at any time has willfully engaged in any activity that the Committee determines was or is harmful to the Company, then the Committee may cause any Grant or Award to be forfeited in part or in whole or the Company may seek a recoupment of payments made under the Plan in part or in whole. In the event of a material restatement of financial statements, the Committee may cause any Grant or Award to be forfeited in part or in whole or the Company may seek a recoupment of payments made pursuant to the Plan in part or in whole. In addition, the Committee may cause any Grant or Award to be forfeited in part or in whole or the Company may seek a recoupment of payments made under the Plan in part or in whole in the event of the Participant's ethical misconduct. All Awards (whether vested or unvested) are subject to rescission, cancellation or recoupment, in whole or in part, under any current or future "clawback" or similar policies of the Company that are applicable to the Participant, including any such policy adopted in compliance with the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and "clawback" as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement. The Awards, and any shares associated therewith, shall be subject to the Company's stock ownership, securities trading, anti-hedging and other similar policies, as in effect from time to time.

<h2 style="text-align:center">Article IV</h2>

<h2 style="text-align:center">ELIGIBILITY</h2>

4.a.   ***General***. Any officer, director or employee of the Company or of any Subsidiary (including any corporation that becomes a Subsidiary after the adoption of this Plan) who, in the judgment of the Committee, has contributed significantly or can be expected to contribute significantly to the performance of the Company or a Subsidiary may receive one or more Awards or Grants, or any combination or type thereof. Employee and non-employee directors of the Company are eligible to participate in this Plan.

4.b.   ***Grants and Awards***. The Committee will designate individuals to whom Grants and/or Awards are to be issued and will specify the number of shares of Common Stock subject to each such Grant or Award. An Option may be granted alone or in addition to other Grants and/or Awards under the Plan. The Committee shall have the authority to grant any Participant Incentive Stock Options, Non-Qualified Stock Options or both types of Options (in each case with or without a related SAR); provided, however, that Incentive Stock Options may be granted only to employees of the Company and its subsidiaries (within the meaning of Section 424(f) of the Code). An SAR may be granted with or without a related Option. All Grants or Awards issued under this Plan shall be evidenced by Agreements, which shall be subject to applicable provisions of this Plan and to such other provisions as the Committee may determine. No Participant may be granted Options that are Incentive Stock Options or related SARs (under all Incentive Stock Option plans of the Company and Affiliates) which are first exercisable in any calendar year for stock having an aggregate Fair Market Value (determined as of the date an Option is granted) exceeding $100,000. A non-employee director may not receive Grants and Awards under this Plan with respect to more than 10,000 shares of Common Stock during any calendar year.

4.c.   ***Designation of Option as an Incentive Stock Option or a Non-Qualified Stock Option***. The Committee will designate at the time an Option is granted whether the Option is to be treated as an Incentive Stock Option or a Non-Qualified Stock Option. In the absence, however, of any such designation, such Option shall be treated as a Non-Qualified Stock Option.

4.d.   ***Qualification of Incentive Stock Option under Section 422 of the Code.*** Anything in the Plan to the contrary notwithstanding, no term of the Plan relating to Incentive Stock Options shall be interpreted, amended or altered nor shall any discretion or authority granted under the Plan be exercised so as to disqualify the Plan under Section 422 of the Code or, without the consent of the optionee affected, to disqualify any Incentive Stock Option under such Section 422. No Option that is intended to be an Incentive Stock Option, however, shall be invalid for failure to qualify as an Incentive Stock Option under Section 422 of the Code but shall be treated as a Non-Qualified Stock Option. Notwithstanding any provision in the Plan to the contrary, for an Option intended to be treated as an Incentive Stock Option, if the Participant is a "ten percent shareholder" within the meaning of Section 422 of the Code as of the date of grant, then (i) the Option Price shall not be less than 110% of the Fair Market Value on the date of grants and (ii) the maximum Option term shall not exceed 5 years from the date of grant.

Article V

STOCK SUBJECT TO PLAN

5.a.   ***Maximum Number of Shares to be Issued.*** Subject to the adjustment provisions of Article XII and the provisions of this Section 5.a, up to 1,250,000 shares of Common Stock may be issued under the Plan, all of which may be granted as Incentive Stock Options. No new awards may be made under the Prior Plan after the effective date of this Plan. However, shares of Common Stock underlying any outstanding award granted under the Prior Plan that, following the effective date of this Plan, are forfeited or otherwise not issued because of the cancellation, termination or expiration of the Prior Plan award shall be available for new Grants and Awards under this Plan. The following additional provisions shall apply as to the recycling of shares under this Plan:

(i)   Shares of Common Stock that are forfeited under the Plan and shares of Common Stock that are not issued under the Plan because of the cancellation, termination or expiration of Grants and Awards and/or other similar events under the Plan, shall be available for issuance under the Plan.

(ii)   Shares of Common Stock that are tendered by a Participant or withheld as full or partial payment of withholding or other taxes with respect to a Grant or Award or as payment for the Option Price of an Option shall not be reallocated to the number of shares of Common Stock available to be issued under the Plan, and therefore shall not again be available for Grants or Awards under the Plan.

(iii)   Any Grant or Award settled in cash shall not be counted as shares of Common Stock for any purpose under this Plan.

5.b.   ***Independent SARs.*** Upon the exercise of an SAR granted independently of an Option, the Company may deliver to the Participant authorized but previously unissued Common Stock, cash, or a combination thereof as provided in Section 8.f. The maximum aggregate number of shares of Common Stock that may be issued pursuant to SARs that are granted independently of Options is subject to the provisions of Section 5.a. hereof.

Article VI

OPTION PRICE

The price per share for Common Stock purchased on the exercise of an Option shall be fixed by the Committee, but shall not be less than the Fair Market Value on the date of grant.

Article VII

EXERCISE OF OPTIONS AND SARS

7.a.   ***Maximum Option Period or SAR Period.*** The period in which an Option or SAR may be exercised shall be determined by the Committee on the date of grant; provided, however that no Option or SAR shall be exercisable after the expiration of 10 years from the date the Option or SAR was granted. The term of exercisability of any Option or SAR may not be extended or renewed except as may be permitted by Code section 409A.

7.b.   ***Non-Transferability of Options and SARs.*** Non-Qualified Stock Options and SARs may be transferable by a Participant and exercisable by a person other than a Participant, but only to the extent such transfer is not made for value, specifically provided for in an Option or SAR Agreement and subject to applicable securities laws requirements. Incentive Stock Options and any related SARs, by their terms, shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable, during the Participant's lifetime, only by the Participant. No right or interest of a Participant in any Option or SAR shall be liable for, or subject to, any lien, obligation or liability of such Participant.

7.c.   ***Employee Status.*** For purposes of determining the applicability of Section 422 of the Code (relating to Incentive Stock Options), or in the event that the terms of any Grant provide that it may be exercised only during employment or within a specified period of time after termination of employment, the Committee may decide to what extent leaves of absence for governmental or military service, illness, temporary Disability, or other reasons shall not be deemed interruptions of continuous employment.

Article VIII

METHOD OF EXERCISE

8.a.   *Exercise.* Subject to the provisions of Articles VII and XIII, an Option or SAR may be exercised in whole at any time or in part from time to time at such times and in compliance with such requirements as the Committee shall determine; provided, however, that an SAR that is related to an Incentive Stock Option may be exercised only to the extent that the related Option is exercisable and when the Fair Market Value exceeds the Option Price of the related Option. An Option or SAR granted under this Plan may be exercised with respect to any number of whole shares less than the full number for which the Option or SAR could be exercised. Such partial exercise of an Option or SAR shall not affect the right to exercise the Option or SAR from time to time in accordance with this Plan with respect to remaining shares subject to the Option or SAR. The exercise of an Option shall result in the termination of any related SAR to the extent of the number of shares with respect to which the Option is exercised.

8.b.   *Payment.* Unless otherwise provided by the Agreement, payment of the Option Price shall be made in cash. If the Agreement provides, payment of all or part of the Option Price may be made by surrendering (by either actual delivery or attestation) already owned shares of Common Stock to the Company and the payment of applicable required statutory withholding taxes (not to exceed maximum rates) may be made by the Company withholding whole shares of Common Stock from the Participant upon exercise, provided the shares surrendered or withheld have a Fair Market Value (determined as of the day preceding the date of exercise) that is not less than such price or part thereof and any such required statutory withholding taxes. In addition, the Committee may establish such payment or other terms as it may deem to be appropriate and consistent with these purposes.

8.c.   *Shareholder Rights.* No Participant shall have any rights as to shareholder of the Company with respect to shares subject to his Option or SAR until the date he exercises his Option or SAR.

8.d.   *Cashless Exercise.* To the extent permitted under the applicable laws and regulations, at the request of the Participant and with the consent of the Committee, the Company agrees to cooperate in a "cashless exercise" of the Option. The cashless exercise shall be effected by the Participant delivering to the Securities Broker instructions to exercise all or part of the Option, including instructions to sell a sufficient number of shares of Common Stock to cover the costs and expenses associated therewith. The Committee may permit a Participant to elect to pay any applicable withholding taxes by requesting that the Company withhold the number of shares of Common Stock equivalent at current Fair Market Value to the required statutory withholding taxes (not to exceed maximum rates) due or such other rate of taxes not exceeding the maximum statutory rate applicable to the Participant, as determined by the Committee.

8.e.   *Cashing Out of Option.* The Committee may elect to cash out all or part of the portion of any Option to be exercised by paying the optionee an amount, in cash or Common Stock, equal to the excess of the Fair Market Value of the Common Stock that is the subject of the portion of the Option to be exercised over the Option Price times the number of shares of Common Stock subject to the portion of the Option to be exercised on the effective date of such cash out.

8.f.   *Determination of Payment of Cash and/or Common Stock Upon Exercise of SAR.* At the Committee's discretion, the amount payable as a result of the exercise of an SAR may be settled in cash, Common Stock, or a combination of cash and Common Stock. No fractional shares shall be delivered upon the exercise of an SAR.

Article IX

STOCK AWARDS

9.a.   *Award.* In accordance with the provisions of Article IV, the Committee will designate persons to whom a Stock Award is to be made and will specify the number of shares of Common Stock covered by such Award or Awards.

9.b.   *Vesting.* The Committee, on the date of the Award, may prescribe that the Participant's rights in a Stock Award shall be forfeitable or otherwise restricted for a period of time or subject to the satisfaction of performance objectives, including performance objectives stated with reference to Performance Measures, or such other conditions as may be set forth in an Agreement. Subject to the provisions of Article XIII hereof, the Committee may award a Stock Award to a Participant which is not forfeitable and is free of any restrictions on transferability.

9.c.   *Shareholder Rights.* Prior to their forfeiture (in accordance with the terms of the Agreement and shares of Common Stock granted pursuant to a Stock Award may be forfeited or are nontransferable), a Participant will have all rights of a shareholder with respect to a Stock Award, including the right to receive dividends (subject to the limitations of this Section) and vote the shares; provided, however, that (i) a Participant may not sell, transfer, pledge, exchange, hypothecate, or otherwise dispose of shares of Stock granted pursuant to a Stock Award, (ii) the Company shall retain custody of the certificates evidencing shares of Common Stock granted pursuant to a Stock Award or the Company's transfer agent will hold the awarded shares in a book entry account for the benefit of the Participant, the terms of which account shall restrict the transferability of shares held in the account until the awarded shares are transferable and are no longer forfeitable, and (iii) the Participant will deliver to the Company a stock power, endorsed in blank, with respect to each Stock Award. Dividends paid with respect to a Stock Award shall be accrued and become nonforfeitable when and to the extent the underlying Stock Award becomes transferable and nonforfeitable. The limitations set forth in the preceding sentences shall not apply after the shares of Common Stock granted under the Stock Award are transferable and are no longer forfeitable.

Article X

STOCK UNITS

10.a. *Award.* Pursuant to this Plan or an Agreement establishing additional terms and conditions, the Committee may designate each individual to whom an award of Stock Units is to be made and will specify the number of Stock Units covered by the Award.

10.b. *Earning the Award.* The Committee, on the date of grant of the Award, may prescribe that the Stock Units or a portion thereof, will be earned only upon, and the Participant will be entitled to receive a payment pursuant to the Award of Stock Units, only upon the satisfaction of performance objectives or such other criteria as may be prescribed by the Committee and set forth in the Agreement, including performance objectives stated with reference to Performance Measures. The Committee may provide in an Agreement for dividend equivalents with respect to an Award of Stock Units. Any such dividend equivalents shall be accrued and paid when, and to the extent, the underlying Award of Stock Units is earned.

10.c. *Shareholder Rights.* No Participant shall, as a result of receiving a Stock Unit Award, have any of the rights of a shareholder with respect to such Stock Unit Award until and to the extent such Stock Units are earned and settled in shares of Common Stock.

10.d. *Payment.* At the Committee's discretion, the amount payable when an award of Stock Units is earned may be settled in cash, Common Stock or a combination of cash and Common Stock. Fractional shares shall be deliverable when an Award of Stock Units is earned, to the extent provided in an Agreement.

10.e. *Nontransferability.* A Participant may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of a Stock Unit Award other than by will or the laws of descent and distribution and the Participant's right or interest in a Stock Unit Award may not be liable for, or subject to, any lien, obligation or liability of such Participant.

Article XI

INCENTIVE AWARDS

11.a. *Award.* The Committee shall designate Participants to whom Incentive Awards are made. All Incentive Awards shall be finally determined exclusively by the Committee under the procedures established by the Committee.

11.b. *Terms and Conditions.* The Committee, at the time an Incentive Award is made, shall specify the terms and conditions which govern the Award. The restrictions set forth in the Agreement must include the attainment of performance objectives, including performance objectives stated with reference to Performance Measures. By way of example and not of limitation, the performance objectives may provide that the Incentive Award will be earned only if the Company, a Subsidiary or the Company and its Subsidiaries or the Participant achieve stated objectives, including objectives stated with reference to Performance Measures.

11.c. *Payment.* In the discretion of the Committee, the Award payable when an Incentive Award is earned, may be settled in cash, by the issuance of Common Stock, grant of Stock Units, or a combination of cash, Common Stock and/or Stock Units.

11.d. *Nontransferability.* Incentive Awards granted under this Plan shall be nontransferable except by will or by the laws of descent and distribution. No right or interest of a Participant in an Incentive Award shall be liable for, or subject to, any lien, obligation, or liability of such Participant.

11.e. *Employee Status.* If the terms of an Incentive Award provide that a payment will be made thereunder only if the Participant completes a stated period of employment or service, the Committee may decide to what extent leaves of absence for governmental or military service, illness, temporary disability or other reasons shall not be deemed interruptions of continuous employment or service.

11.f.   ***Shareholder Rights.*** No Participant shall, as a result of receiving an Incentive Award, have any rights as to shareholder of the Company or any Subsidiary on account of such Award until, and except to the extent that, the Incentive Award is earned and settled in shares of Common Stock.

Article XII

ADJUSTMENT UPON CHANGE IN COMMON STOCK

Should the Company effect one or more (x) stock dividends, stock split-ups, subdivisions or consolidations of shares or other similar changes in capitalization; (y) spin-offs, spin-outs, split-ups, split-offs, or other such distribution of assets to shareholders; or (z) direct or indirect assumptions and/or conversions of outstanding Grants or Awards due to an acquisition of the Company, then the maximum number of shares as to which Grants and Awards may be issued under this Plan shall be proportionately adjusted and their terms shall be adjusted as the Committee shall determine to be equitably required, provided that the number of shares subject to any Grant or Award shall always be a whole number. Any determination made under this Article XII by the Committee shall be final and conclusive.

The issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property or for labor or services, either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to any Grant or Award.

Article XIII

COMPLIANCE WITH LAW AND APPROVAL OF REGULATORY BODIES

No Grant shall be exercisable, no Common Stock shall be issued, no certificates for shares of Common Stock shall be delivered, and no payment shall be made under this Plan except in compliance with all applicable federal and state laws and regulations and the rules of all domestic stock exchanges on which the Company's shares may be listed. The Company may rely on an opinion of its counsel as to such compliance. Any share certificate issued to evidence Common Stock for which a Grant is exercised or an Award is issued may bear such legends and statements as the Committee may deem advisable to assure compliance with federal and state laws and regulations. No Grant shall be exercisable, no Common Stock shall be issued, no certificate for shares shall be delivered, and no payment shall be made under this Plan until the Company has obtained such consent or approval as the Committee may deem advisable from regulatory bodies having jurisdiction over such matters.

Article XIV

GENERAL PROVISIONS

14.a.   ***Effect on Employment.*** Neither the adoption of this Plan, its operation, nor any documents describing or referring to this Plan (or any part thereof) shall confer upon any employee any right to continue in the employ of the Company or a Subsidiary or in any way affect any right and power of the Company or a Subsidiary to terminate the employment of any employee at any time with or without assigning a reason therefor.

14.b.   ***Unfunded Plan.*** The Plan, insofar as it provides for a Grant or an Award, is not required to be funded, and the Company shall not be required to segregate any assets that may at any time be represented by a Grant or an Award under this Plan.

14.c.   ***Rules of Construction.*** Headings are given to the articles and sections of this Plan solely for ease of reference and are not to be considered in construing the terms and conditions of the Plan. The reference to any statute, regulation, or other provision of law shall be construed to refer to any amendment to or successor of such provision of law.

14.d.   ***Rule 16b-3 Requirements.*** Notwithstanding any other provisions of the Plan, the Committee may impose such conditions on any Grant or Award, and the Board may amend the Plan in any such respects, as they may determine, on the advice of counsel, are necessary or desirable to satisfy the provisions of Rule 16b-3. Any provision of the Plan to the contrary notwithstanding, and except to the extent that the Committee determines otherwise: (a) transactions by and with respect to officers and directors of the Company who are subject to Section 16(b) of the Exchange Act shall comply with any applicable conditions of Rule 16b-3; and (b) every provision of the Plan shall be administered, interpreted, and construed to carry out the foregoing provisions of this sentence.

14.e.   ***Amendment, Modification, and Termination.*** At any time and from time to time, the Board may terminate, amend, or modify the Plan. Such amendment or modification may be without shareholder approval except to the extent that such approval is required by the Code, pursuant to the rules under Section 16 of the Exchange Act, by any national securities exchange or system on which the Common Stock is then listed or reported, by any regulatory body having jurisdiction with respect thereto, or under any other applicable laws, rules, or regulations. No termination, amendment, or modification of the Plan, other than pursuant to Section 14.d herein, shall in any manner adversely affect any Grant or Award theretofore issued under the Plan, without the written consent of the Participant. The Committee may amend the terms of any Grant or Award theretofore issued under this Plan, prospectively or retrospectively, but no such amendment shall impair the rights of any Participant without the Participant's written consent except an amendment provided for or contemplated in the terms of the Grant or Award, an amendment made to cause the Plan, or Grant or Award, to qualify for the exemption provided by Rule 16b-3, or an amendment to make an adjustment under Article XII.

14.f.   ***No Repricing of Options and SARs.*** An Option or SAR may not be repriced without the approval of the shareholders of the Company after the date of grant of such Option or SAR. For this purpose, a repricing means any of the following (or such other action that has the same effect as any of the following): (a) amending the terms of an Option or SAR to reduce the exercise price of such Option or the grant price of an SAR; (b) taking any action that is treated as a repricing under generally accepted accounting principles; and (c) repurchasing for cash or canceling an Option or SAR in exchange for another Award at a time when the exercise price of such Option or grant price of such SAR is greater than the Fair Market Value of Common Stock, unless the cancellation and exchange occurs in connection with an event set forth in Article XII. Such cancellation and exchange is considered a repricing regardless of whether it is treated as a repricing under generally accepted accounting principles and regardless of whether it is voluntary on the part of the Participant.

14.g.   ***Governing Law.*** The validity, construction and effect of the Plan and any actions taken or related to the Plan shall be determined in accordance with the laws of the Commonwealth of Virginia and applicable federal law.

14.h.   ***Successors and Assigns.*** All obligations of the Company under the Plan, with respect to Grants and Awards issued hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company. The Plan shall be binding on all successors and permitted assigns of a Participant, including, but not limited to, the estate of such Participant and the executor, administrator or trustee of such estate, and the guardians or legal representative of the Participant.

14.i.   ***Other Compensation Arrangements.*** Nothing contained in this Plan shall prevent the Company from adopting other or additional compensation plans or arrangements for its officers, directors or employees.

14.j.   ***Limitation of Implied Rights.*** Neither a Participant nor any other person shall, by reason of participation in the Plan, acquire any right in or title to any assets, funds or property of the Company or any Subsidiary whatsoever, including, without limitation, any specific funds, assets, or other property which the Company or any Subsidiary, in its sole discretion, may set aside in anticipation of a liability under the Plan. Except for those rights in Stock Awards specifically set forth in subsection 9.c hereof, a Participant shall have only a contractual right to the Stock or amounts if any, payable under the Plan, unsecured by any assets of the Company or any Subsidiary, and nothing contained in the Plan shall constitute a guarantee that the assets of the Company or any Subsidiary shall be sufficient to pay any benefits to any person. The Plan does not constitute a contract of employment, and selection as a Participant will not give any participating employee the right to be retained in the employ of the Company or any Subsidiary, nor any right or claim to any benefit under the Plan, unless such right or claim has specifically accrued under the terms of the Plan. Except as otherwise provided in the Plan, no Award or Grant under the Plan shall confer upon the holder thereof any rights as a shareholder of the Company prior to the date on which the individual fulfills all conditions for receipt of such rights.

14.k.   ***Withholding Taxes.*** The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy Federal, state, local or other applicable taxes (including the Participant's FICA obligation or other social taxes) required by law to be withheld with respect to any taxable event arising as a result of this Plan. The Company may cause any such tax withholding obligation to be satisfied by the Company withholding shares of Common Stock otherwise deliverable in connection with the Grant or Award that have a fair market value on the date the tax is to be determined not to exceed the maximum statutory total tax which could be imposed on the transaction. In the alternative, the Company may permit Participants to elect to satisfy the tax withholding obligation, in whole or in part, by either (i) having the Company withhold shares of Common Stock having a fair market value on the date the tax is to be determined in an amount not to exceed the maximum statutory total tax which could be imposed on the transaction or (ii) tendering previously acquired, unencumbered shares of Common Stock having an aggregate fair market value in an amount not to exceed the maximum statutory total tax which could be imposed on the transaction. All such elections shall be made in writing, signed by the Participant, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

14.l.   ***Section 409A.*** The Plan is intended to comply with the requirements of Section 409A of the Code to the extent a Grant or Award is intended to be subject to, or otherwise be exempt from, Section 409A. Consistent with that intent, the Plan shall be interpreted in a manner consistent with Section 409A and in the event that any provision that is necessary for the Plan to comply with Section 409A is determined by the Committee, in its sole discretion, to have been omitted, such omitted provision shall be deemed included herein and is hereby incorporated as part of the Plan. In addition, and notwithstanding any provision of the Plan to the contrary, the Company reserves the right to amend the Plan or any Grant or Award made under the Plan, by action of the Committee, without the consent of any affected Participant, to the extent deemed necessary or appropriate for purposes of maintaining compliance with Section 409A of the Code and the regulations promulgated thereunder. Notwithstanding anything to the contrary in the Plan, to the extent required to avoid accelerated taxation and additional taxes or penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan during the six (6) month period immediately following the Participant's separation from service with the Company shall instead be paid on the first payroll date after the six-month anniversary of the Participant's separation from service (or the Participant's death, if earlier). Notwithstanding the foregoing, neither the Company nor the Committee shall have any obligation to take any action to prevent the assessment of any additional tax or penalty on any Participant under Section 409A of the Code and neither the Company nor the Committee will have any liability to any Participant for such tax or penalty.

14.m.   ***Duration of Plan.*** No Grant or Award may be issued under this Plan before August 1, 2023, or after August 1, 2033. Grants and Awards issued on or after August 1, 2023, but on or before August 1, 2033, shall remain valid in accordance with their terms.

14.n.   ***Effective Date.*** This Plan was approved by the Board, effective as of August 1, 2023, and by the shareholders of the Company entitled to vote at the 2023 Annual Meeting of the Shareholders.



Universal

2023



Universal

2023